As filed with the Securities and Exchange Commission on April 4, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SD COMPANY, INC.

(Exact Name of Registrant as specified in its charter)

Utah	1389	46-4341605
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1583 South 1700 East, Vernal, UT 84078
(435) 789-0594

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Troy Meier, CEO
SD COMPANY, INC.
1583 South 1700 East
Vernal, UT 84078
(435) 789-0594

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eugenie D. Rivers	Michael T. Raymond
Shahzad Qadri	Bradley J. Wyatt
Wong Fleming, P.C.	Dickinson Wright, PLLC
2340 130th Avenue NE, Ste. D150	2600 W. Big Beaver Rd., Ste. 300
Bellevue, WA 98005	Troy, MI 48084-3312
(425) 869-4040	248-433-7200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of Registration Fee
Common Stock, $.001 par value	$34,500,000	$4,444

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes Shares that the Underwriter has the option to purchase to cover over-allotments, if any.
(3)	Calculated under section 6(b) of the Securities Act of 1933 as .000128800 of the aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

SUBJECT TO COMPLETION, DATED            , 2014

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

     Shares

Common Stock

This is the initial public offering of securities of SD COMPANY, INC. We are offering to sell           shares of our common stock in this offering (the “Shares”). Prior to this offering, there has been no public market for our securities. The initial public offering price is expected to be between $     and $     per Share. We have applied to list the Shares on the NYSE MKT under the symbol “SDPI”.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” beginning on page 11 for a discussion of the factors you should consider before you make your decision to invest in our securities.

	Per Share	Total(3)
Public offering price	$	$
Underwriting discount and commission(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	See “Underwriting” beginning on page 84 for disclosure regarding compensation payable to the Underwriter by us.
(2)	Before deducting estimated expenses of $ payable by us.
(3)	In addition, we have granted the underwriter a 45-day option to purchase up to a maximum of in additional Shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Shares are offered by the Underwriter, subject to prior sale when, as and if delivered to and accepted by the Underwriter and subject to right to reject orders in whole or in part. Delivery of the Shares will be made on or about             , 2014.

Sole Book-Running Manager

Roth Capital Partners, LLC

The date of this prospectus is             2014.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf, or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date or the date of any free writing prospectus.

In connection with this offering, the underwriter may over allot or effect transactions that stabilize or maintain the market prices of our securities at a level above that which might otherwise prevail in the open market. Such stabilizing will be effected on the NYSE MKT. Such stabilizing, if commenced, may be discontinued at any time.

For Investors Outside the U.S.:  Neither we nor any of the Underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROPRIETARY INFORMATION

Our name, logo and other trademarks or service marks appearing in this prospectus are the property of SD COMPANY, INC. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of those respective holders.

INDUSTRY DATA

We use industry and market data throughout this prospectus, which we have obtained from market research, independent industry publications, or other publicly available information. Although we believe that each such source is reliable as of its respective date, the information contained in such sources has not been independently verified. While we are not aware of any misstatements regarding any industry and market data presented herein, such data is subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. We have not commissioned, nor are we affiliated with, any of the independent industry sources we cite.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our securities described under “Risk Factors.” Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Superior” “we,” “us,” and “our” refer to SD COMPANY, INC., a Utah corporation, and the combined subsidiaries, including the businesses of Superior Drilling Products, LLC, Superior Design and Fabrication, LLC, Extreme Technologies, LLC, Meier Properties Series, LLC, and Meier Leasing, LLC, and Superior Drilling Products of California, LLC as our historical accounting predecessors. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriter’s over-allotment option.

Overview

We are an innovative, cutting-edge remanufacturer of PDC (polycrystalline diamond compact) drill bits, and a designer and manufacturer of new drill bit and horizontal drill string enhancement tools for the oil, natural gas and mining services industry. We currently operate four basic lines of business:

➢	Our PDC drill bit remanufacturing service exclusively for Baker Hughes (see “Business — Our Drill Bit Business”, below),
➢	Our Drill N Ream tool division that will be merged with Hard Rock Solutions, LLC (“Hard Rock”), and serve as our drilling tool marketing and distribution arm after our pending acquisition of Hard Rock upon closing of this offering (see “Business — Our Horizontal Drilling Tools”, below),
➢	Our emerging technologies business that manufactures the Drill N Ream tool, our new drill bits, custom drill tool products to customer specifications, and our innovative pending drill string enhancement tools (see “Business — Our Horizontal Drilling Tools”, below), and
➢	Our new product development business that conducts our research and development, and designs our new drill bits, horizontal drill string enhancement tools, other down-hole drilling technologies, and drilling tool manufacturing technologies (see “Business — Our Horizontal Drilling Tools”, below).

From our headquarters in Vernal, Utah, we operate a technologically advanced PDC drill bit remanufacturing facility, as well as a state-of-the-art, high-tech drill tool machining facility. We manufacture our drill string enhancement tools, including the patent pending “Drill N Ream” well bore enhancement tool, and conduct our new product research and development from this facility. We believe that we continue to set the trend in oil and gas drill bit and drill string tool technology and design.

Our co-founder, Troy Meier, developed the first commercially-viable process to remanufacture PDC drill bits after a successful 13-year career with a predecessor of our largest client, Baker Hughes, the world’s fifth largest oilfield services company. For the past 18 years, we have serviced the Rocky Mountain, California and Alaska regions exclusively for Baker Hughes’s substantial oil field operations. We continuously work with our customers to develop new products and enhancements, improve efficiency and safety, and solve complex drilling tool problems. We employ a senior work force with special training and extensive experience related to drill bit remanufacturing and tooling manufacture. They produce our products and services using a suite of highly technical, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products use advanced, patent-pending technologies that enable us to increase efficiency, enhance drill bit integrity, and improve safety.

Recently, challenging new horizontal oil and gas well designs and construction have substantially increased the technical demands on drill bit and drill string components. To respond to this horizontal drilling challenge, we collaborated with Hard Rock Solutions, Inc. (“HRSI”). HRSI designed the Drill N Ream well bore conditioning tool in 2011 (“Drill N Ream”). The Drill N Ream tool is a dual-section reaming tool which is located behind the bottom hole assembly (“BHA”) of the drill string to smooth and slightly enlarge the well bore in the curved and horizontal sections of horizontal wells, in both oil and water based mud. The Drill N Ream tool is available in multiple sizes and can be custom manufactured to fit any hole size. The Drill N Ream tool allows the drill string to move through a conditioned well bore left by the drill bit with less friction and material stress, extending the horizontal distance that can be drilled during a run and making tripping (removal of the drill string) and the running of casing in the completed well much easier. Each time a drilling operator has to retract a drill string and replace a bit or other drill string component, it costs the operator substantial time and money, so we believe anything that allows each run to extend further is of great value to our customers. As a result, the Drill N Ream tool is now in use in over 850 well drilling operations, which we believe indicates significant initial industry acceptance in a fairly short period of time. We are also developing a suite of other horizontal drill string tools, each of which addresses a different technical challenge presented by today’s horizontal drilling designs.

Under our existing agreement with HRSI, we produce the Drill N Ream tools and HRSI markets them to well operators on a rental basis. This arrangement allows the well operator to switch out Drill N Ream tools when theirs becomes dull, and HRSI then returns the dull tools to us for refurbishing. We now have the opportunity to purchase HRSI’s interest in the Drill N Ream tool rental business, including the Drill N Ream inventory, rental arrangements, customer lists, contract employees, facilities and its owner’s 50% interest in the patents pending relating to the Drill N Ream. Before closing our acquisition, HRSI will move those assets into its wholly-owned subsidiary, Hard Rock Solutions, LLC (“Hard Rock”). (See “— Hard Rock Acquisition and Financing”, below). We intend to use a portion of the offering proceeds to complete our purchase of Hard Rock, at which time we will operate Hard Rock as our wholly-owned subsidiary.

We believe that we differentiate ourselves from our competitors on the basis of the quality and reliability of our products and services, our proprietary technology, and our ability to rapidly respond with products that meet the most demanding and changing needs of our customers.

The primary competitors for our drill bit remanufacturing services are the in-house units at Hughes Christensen, the division of Baker Hughes responsible for drill bits. We believe our competitive advantage is demonstrated by both our significantly superior production times according to reports we have received from Baker Hughes regarding their in-house production times, as well as our client’s continuing requests for us to take over or manage the work currently being done by those in-house units. Other drill bit manufacturers also have in-house remanufacturing units, but they are not our competitors since we have an exclusive contract with Baker Hughes. The primary competitors for our Drill N Ream tool are several single-section reaming tool manufacturers, including Baker Hughes itself. However, the Drill N Ream tool is the only dual-sectioned drill string reamer with advanced features of cutter and blade placement and diamond dome bearing surface technology on the market today. We believe that distinction will allow us to continue to build on the Drill N Ream’s first-mover advantage, and establish a strong marketing and distribution network, once we complete our acquisition of Hard Rock upon closing of this offering.

Competitive Strengths

•	Industry-recognized expertise and innovation. We believe that we have developed a strong reputation for producing quality products and services based upon our industry-recognized depth of experience, ability to attract and retain quality employees, and innovative processes and applications. A number of the drill bit remanufacturing processes and technologies that we developed have now become industry standards.
•	Experienced management team with proven track record. Our executive officers and senior operational managers have extensive experience both with us and in the oil field service industry generally. Our chief executive officer and co-founder, Troy Meier, has a 33-year relationship with Baker Hughes, providing innovative ideas to support Baker Hughes in maintaining their leadership role in the drill bit industry. Meier family entities will continue to own the majority of our outstanding stock equity interest in us following the completion of this offering, which we believe aligns their interests with the interests of our public investors.
•	Cutting-edge manufacturing capacity and proprietary technology. In 2007, we designed a cutting-edge machining facility with custom features and solutions unlike any other in the industry. We recruited and hired a high level, cross-industry machining team to produce our products and services using a suite of highly technical, computer controlled, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products now use advanced, patent-pending technologies that enable us to increase efficiency, enhance the integrity and precision drill bit and drill string tool integrity, and improve safety. Mr. Meier currently has a number of U.S. patent applications pending, and related international patent applications pending, both (a) as co-inventor with respect to the patents pending that relate to the Drill N Ream, which will we will acquire upon closing the acquisition of Hard Rock upon completion of this offering, and (b) being prepared with respect to our pending line of other horizontal drilling tools.
•	Strong, long-term client relationship. We believe that Baker Hughes has contracted with SDP for the last 18 of our 21 year history because of our commitment to production efficiency, reliability, service quality, and innovation. While generally a small portion of the overall well cost, fast turn-around time in replacing worn out drill bits is critical to protecting the producer’s investment in the well. The economic risks of drill bit replacement are high where day rates for drilling rigs and other associated services can approach $150,000 per day, and a producer’s investment in a single well can exceed $10 million. We believe our efficiency in providing our products can save Baker Hughes’ customers days or even weeks, which can translate directly into significant and measurable savings. We also believe that our long-term relationship with Baker Hughes presents significant enhancement opportunities as we continue to expand the services provided and manufacturing capacities.
•	Experienced, talented, and motivated employees. Our expertise stems from years of operating experience, a focus on technical innovation, and our highly trained and dedicated workforce. We employ seasoned professionals and technicians with a broad array of specialties and a strong customer service orientation. We have also actively recruited experts from a number of non-oil, high technology manufacturing industries in order to develop new approaches and technologies for our field. Our corporate culture places a high priority on investing in our people. In addition, we proactively strive to be a desirable employer in the small community of Vernal, Utah, giving us the ability to attract and retain the higher caliber and loyal local employees.

Growth Strategies

We intend to pursue the following growth strategies as we seek to expand our market share and solidify our position as a leading drill component manufacturer in the drilling industry:

➢	Leverage our post-offering acquisition of Hard Rock. Upon completion of our acquisition of Hard Rock, we intend to combine Hard Rock’s existing marketing team, which has more than 25 years of oil field customer contracts, with Troy Meier’s extensive connections in the drilling industry, in order to achieve greater market penetration and revenues for the Drill N Ream tool. We also intend to use the Hard Rock marketing and sales team to propel our upcoming drill string component products successfully into the drilling marketplace.
➢	Leverage Technical Expertise to Develop New Products. We intend to use our deep technical and high tech capacities in advanced materials science, and the manufacture and assembly of precision drilling products, to identify new products, services and markets, particularly horizontal drill string enhancement components.
➢	Continue to enhance our Baker Hughes relationship. We intend to continue developing our long-time relationship with Baker Hughes. We believe that we have a substantial opportunity to leverage our existing relationship into managing some of Baker Hughes’ internal drill resurfacing operations, and into expanded new manufacturing requests from Baker Hughes.
➢	Strengthen and support our employees. Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. To achieve our goals, we intend to remain focused on providing our employees with training, personal and professional growth opportunities, as well as adding performance-based incentives, including opportunities for stock ownership, and other competitive benefits.
➢	Seek strategic acquisitions to enhance or expand our product lines. In analyzing new acquisitions, we intend to pursue opportunities that complement our existing product line and/or that are geographically situated and distributed by our current and future sales force. We are geographically situated to be complementary to our existing operations. We believe that strategic acquisitions will enable us to exploit economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-marketing opportunities among our drill tool product offerings. We are also working with local university and high school to develop and teach local programs in machining and engineering expertise and technical resources.

Trends in the Industry

We believe that the following trends will positively affect the oilfield drilling industry, and consequently the demand for our products in the coming years.

•	Increasing global demand for crude oil and natural gas has spurred increases in energy development spending. The crude oil and natural gas industry benefits from increased consumption of hydrocarbons, caused in part by the industrialization of China, India and other developing countries.
•	Significant recent increases are occurring in U.S. oil and gas exploration, development and extraction. The increase in oil and gas production in the US is well documented. Driving this increase in production has primarily been the growth in horizontal drilling in various shale plays around the country. Starting with the Barnett Shale in Texas, horizontal shale drilling technology has expanded in the past few years to many other plays, including the Haynesville in Louisiana and Texas; the Woodford, Anadarko and Granite Wash in Oklahoma and Texas; the Marcellus in Pennsylvania; the Eagle Ford and Permian Basin in Texas; the Niobrara in Colorado; the Utica in Ohio; the Uinta Basin in Utah; and most notably the Bakken in North Dakota. All of these new plays utilize horizontal drilling and hydraulic fracturing for their success. This type of drilling technology strongly supports our business plan as all of these operations involve Baker Hughes customers who use our remanufactured or new drill bits. In addition, they can all benefit from the Drill N Ream and our pending drill string enhancement tools, and product quality, service and reliability are highly prized.
•	Significant new well development is required to replace naturally declining production. Despite elevated exploration and development activity in recent years, oil supply has only experienced modest gains, highlighting the difficulty in overcoming the natural declining rates of large legacy fields. The International Energy Agency (the “IEA”) estimates that in order to overcome the decline in production from existing fields, and to keep pace with projected demand increases, new production of approximately 40 million barrels of oil per day (an amount equal to nearly 60% of 2011 global oil production) must be added by 2035. A significant number of new wells will be required to make up for declines in production from existing fields and the projected increase in global oil demand.
•	Increasing complexity and costs of well construction. As conventional sources of oil and gas are depleted, the oil and gas industry continues to develop new technologies and techniques that allow operators to develop a wider range of unconventional oil and gas resources, such as oil and gas shales. Certain of these techniques include drilling deeper and horizontal well paths with long lateral lengths and multi-stage completions, often in high temperature and high pressure environments. These types of unconventional drilling environments generally require the development of new techniques and specialized drilling tools, such as those manufactured by us.

Corporate Reorganization

We were formed as a Utah corporation in December 2013 in order to conduct this offering. Immediately before closing of this offering, we will conduct a corporate reorganization (“Reorganization”) after which we will conduct our business through the following five direct wholly-owned subsidiaries and one secondary wholly-owned subsidiary:

Subsidiary:	State of Organization	Year of Organization
Superior Drilling Products, LLC (“SDP”)*	Utah	1999*
SDP Subsidiary: Superior Drilling Products of California, LLC (“SDCA”)	California	2011
Superior Design and Fabrication, LLC (“SDF”)	Utah	2011
Extreme Technologies LLC (“ET”)	Utah	2011
Meier Properties Series, LLC (“MPS”)	Utah	2008
Meier Leasing, LLC (“ML”)	Utah	2008

*	We intend to change our name to Superior Drilling Products, Inc. in connection with our reorganization immediately before the effectiveness of this offering.
**	SDP was incorporated in 1999 as Superior Drilling Products, Inc., and then converted to a limited liability company in 2003 under the name Superior Drilling Products, LLC. Its name will be changed to Superior Drilling Solutions, LLC in connection with our reorganization immediately before the effectiveness of this offering.

Each of the above subsidiaries (SDF, ET, SDP, MPS, ML and SDCA) will be treated as our historical accounting predecessors for financial statement reporting purposes.

Hard Rock Acquisition and Financing

Immediately after completing this offering, we will close our acquisition of Hard Rock from HRSI. SDP is the acquiring party under the Membership Interest Purchase Agreement (MIPA) with HRSI, Hard Rock’s parent entity. SDP will assign the MIPA to us immediately before completion of this offering as part of the Reorganization. See “Business — Hard Rock Acquisition”. Upon our acquisition of Hard Rock, that limited liability company will also become one of our wholly-owned subsidiaries.

HRSI’s primary business is selling or renting the Drill N Ream tool directly to oil field customers. HRSI, Hard Rock’s corporate parent, was organized and began operations in 2001. HRSI’s president was the inventor of the Drill N Ream product with patent pending. HRSI is the sole authorized distributor and sales agent for the Drill N Ream tool, which we manufacture, under a profit sharing arrangement. In 2013, HRSI formed Hard Rock as a wholly-owned subsidiary, and prior to closing this offering, will have transferred, in accordance with the terms of the MIPA, its tool rental business to Hard Rock, in order to facilitate our purchase transaction. Specifically, the tool rental business consists of Drill N Ream inventory rental agreements, customer lists, contract employees, facilities, and its owner’s 50% interest in the patents pending relating to the Drill N Ream.

SDP and HRSI have signed a MIPA under which we will purchase all of HRSI’s tool rental business, which HRSI will transfer to Hard Rock before closing of the transaction, for $25 million, with $12.5 million payable at closing, and the $12.5 million payable under a seller-held note payable in annual installments over three years. See “Business — Hard Rock Acquisition”. In addition, each of HRSI’s president and Mr. Meier have transferred their respective 50% interest in the Drill N Ream patents pending to HRSI, under the terms of a Intellectual Property Protection Agreement (IPPA), and HRSI will transfer all of the patents pending to Hard Rock before our purchase of Hard Rock. The signed MIPA and IPPA will be deposited into third-party escrow at least three days before closing of this offering and the purchase transaction. SDP will assign its interest in the MIPA and IPPA to us in connection with the Reorganization immediately before closing this offering.

Risk Factors

An investment in our securities involves risks. Please see the section of this prospectus entitled “Risk Factors” for a discussion of the factors you should consider before deciding to invest in our securities. These risks include, among other things:

•	our dependence on the oil and gas industry generally for all of our revenue;
•	our dependence on Baker Hughes, currently our exclusive client in our largest business unit for our remanufactured bit business, and the continued renewal of our master contract with its drilling division, Hughes Christensen (see “Business — Baker Hughes Contract”);
•	our ability to integrate the operations of Hard Rock after closing of that acquisition, and to expand its product line and market penetration (see “Business — Our History” and “Use of Proceeds — Hard Rock Acquisition”);
•	our ability to successfully execute our future acquisitions strategy, including the integration of new companies into our business;
•	our dependence on our founders Troy Meier, CEO, and Annette Meier, President, and our ability to retain the continued service of our other key professionals and to identify, hire and retain additional qualified professionals;
•	competitive pressures and trends in our industry and our ability to successfully compete with our competitors;
•	general economic conditions, nationally and globally, and their effect on the market for our services; and
•	other factors identified throughout this prospectus, including those discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Corporate Information

Our principal executive offices are located at 1583 South 1700 East, Vernal, UT 84078 and our telephone number is (435) 789-0594. Our website address is www.teamsdp.com. The information on, or accessible through, these websites does not constitute a part of, and is not incorporated into, this prospectus.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS

Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
•	reduced disclosure about our executive compensation arrangements; and
•	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of these reduced reporting burdens in this prospectus and, accordingly, the information that we provide stockholders may be different than you may receive from other public companies in which you hold equity interests. Under Section 107(b) of the JOBS Act, “emerging growth companies” can take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are required to be adopted by an issuer. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. In addition, as a smaller reporting company, we have taken advantage of certain reduced reporting obligations available to smaller reporting companies.

OFFERING SUMMARY

Securities offered by us
Shares (or Shares if the Underwriter exercise its over-allotment option in full).
Over-allotment option
We have granted the Underwriter a 45-day option to purchase up to a maximum of additional Shares from us at the public offering price, less the underwriting discount and commissions, to cover over-allotments, if any.
Common stock outstanding after this offering
shares, including the Shares offered in this offering (or shares, if the Underwriter exercises its over-allotment option in full).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the Underwriter exercises its over-allotment option in full, based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds (a) to pay the expenses of this offering, (b) to cover the cash portion of the Hard Rock purchase price, (c) to repay certain outstanding loans (i) owed by a Meier related entity which is partially secured by a first position lien on 100% of SDP’s and SDF’s limited liability company interests, and (ii) owed by SDP and the Meiers that they obtained to pay the service on that related party loan, and (d) for working capital and general corporate purposes, potentially including funding future acquisitions.
Dividend policy
We do not anticipate declaring or paying any cash dividends on our common stock following our initial public offering.
Risk factors
You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in the Shares.
Proposed symbol
“SDPI” on the NYSE MKT.

The stated number of Shares of common stock to be outstanding following this offering is based on      Shares outstanding and      Shares issuable under convertible securities, as of     , 2014, and excludes      Shares reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, this prospectus reflects and assumes the rounding of all fractional share amounts to the nearest whole number.

Summary Historical Combined and Unaudited Pro Forma Financial Data

The following table shows our summary historical combined and consolidated financial and operating data as of the dates and for the periods indicated. Under the combined method of accounting, the historical consolidated financial statements of each of our Subsidiaries are combined as if they had operated as a single entity during those periods. The following table also shows pro forma summary historical combined statement of operations and balance sheet data of our Subsidiaries and HRSI, as if our acquisition of Hard Rock had occurred on January 1, 2013. All intercompany accounts and transactions have been eliminated for purposes of preparing our historical combined and consolidated financial statements and the pro forma combined financial statements. The summary historical and pro forma data in the below table was derived from the following financial statements, each of which is included elsewhere in this prospectus (“Financial Statements”):

•	Our audited, combined and consolidated financial statements as of and for each of the years ended December 31, 2013 and 2012; and

•	HRSI’s audited financial statements as of and for each of the years ended December 31, 2013 and 2012.
•	Our unaudited pro forma combined and consolidated financial statements as of and for the year ended December 31, 2013.

We have prepared the unaudited pro forma financial information on a basis consistent with our audited historical combined financial statements, and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The below historical and pro forma results are not necessarily indicative of the results that may be expected in any future period or full fiscal year.

You should read these tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (“MD&A”) which includes a discussion of factors materially affecting the comparability of the financial information presented in this prospectus order “Organizational Structure,” “Selected Historical Combined and Unaudited Pro Forma Financial Data” and our historical and pro forma financial statements and related notes included elsewhere in this prospectus. Our summary unaudited pro forma financial data is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial data does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented, and may not be indicative of our future performance.

Combined Statements of Operations Data (dollars in thousands, except per Share data):

	Year Ended December 31, 2013
	SD Company, Inc.(1)	HRSI		Pro Forma with HRSI(2)
Gross revenues	$11,923		$8,478	$17,633
Gross profit	5,861		5,708	8,573
Income from continuing operations	3,692		3,206	3,003
Change in guaranteed debt obligation	342		—	342
Other income (expense) (net)	(366)		96	(2,851)
Income tax (expense) benefit	—		44	(184)
Net income	$3,668		$3,346	$310
Unaudited pro forma earnings per Share: basic and diluted	$0.20	$	N/A	$0.02
EBITDA	$5,662		$3,830	$8,041

(1)	SDP, SDF, ET, MPS, and ML are considered to be our historical accounting predecessors for financial statement reporting purposes, as discussed above.
(2)	Represents pro forma results of operations and balance sheet assuming that the Hard Rock acquisition occurred on January 1, 2013, and December 31, 2013, respectively.

EBITDA is a non-GAAP performance measure. Our board of directors and management team focus on EBITDA as a key performance and compensation measure. EBITDA assists us in comparing our performance over various reporting periods because it removes from our operating results the impact of items that our management believes do not reflect our core operating performance. The compensation committee of our board of directors will determine the annual variable compensation for certain members of our management team based, in part, on EBITDA. In addition, we expect that EBITDA will be an important metric for investors to assess our ability to comply with those covenants

EBITDA is not a substitute for net income (loss), income from continuing operations, cash flows from operating activities or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as EBITDA. Although we believe that EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies in our industry may define EBITDA differently than we do. As a result, it may be difficult to use EBITDA to compare the performance of those companies to our performance. EBITDA should not be considered as a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by reference to our GAAP results and using EBITDA as a supplemental measure.

We remove the following items from net income attributable to SD Company, Inc., Hard Rock Solutions, Inc. and unaudited pro forma statements to get to EBITDA:

•	interest expense, net;
•	income tax expense or benefit;
•	depreciation and amortization

The following table reconciles net income attributable to SD Company, Inc., Hard Rock Solutions, Inc. and unaudited pro forma financial statements to EBITDA for the year ending December 31, 2013 (dollars in thousands):

	SD Company	HRSI	Pro Forma
Net Income	$3,668	$3,346	$310
Interest expense	786	15	3,382
Depreciation and amortization expense	1,207	513	4,165
Income tax expense	8	(44)	184
EBITDA	$5,662	$3,830	$8,041

(1)	SDP, SDF, ET, MPS, and ML are considered to be our historical accounting predecessors for financial statement reporting purposes, as discussed above.
(2)	Represents pro forma results of operations and balance sheet assuming that the Hard Rock acquisition occurred on January 1, 2013.

Balance Sheet Data (dollars in thousands):

	Company Historical Combined(1)	HRSI Historical	Pro Forma with HRSI(2)
	As of December 31, 2013		As of December 31, 2013
	Actual	Historical	Pro Forma
Cash and cash equivalents	$11	2,755	$13,917
Accounts receivable	2,979	1,032	2,821
Total assets	20,761	5,131	59,747
Long-term debt and obligations	19,781	—	24,593
Total liabilities	20,504	1,234	28,222
Total stockholders’ equity	$257	3,896	$31,526

(1)(2)	See previous footnotes.

RISK FACTORS

Important:  Investing in our Shares involves a high degree of risk. Before making an investment in our Shares, you should carefully consider the following risks and the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those that we believe are the material risks we face. Any of the risks described below, and others that we did not anticipate, could significantly and adversely affect our business, prospects, financial condition, results of operations, and the liquidity of our common stock. As a result, the trading price of your Shares could decline and you may lose all or part of your investment.

Risks Related to Our Industry

Our business depends on the level of activity and expenditure levels in the oil and gas industry, which is significantly affected by volatile oil and gas prices and other factors.

Demand for our drill bit remanufacturing services and our newly manufactured drill bits and drill string tools is sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by our customers oil and natural gas companies and oilfield services companies. Oil and gas prices, and market expectations of potential price changes, significantly affect this level of activity. However, higher current commodity prices do not necessarily translate into increased drilling activity, since customers’ expectations of future commodity prices typically drive demand for our services and products. Customer expectations of longer-term lower oil and natural gas prices may cause them to reduce or defer drilling equipment expenditures given the long-term nature of many large-scale development projects. In addition, their demand for our services and products is affected by the availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development, environmental activists, and political and regulatory environments. The demand for our services and products may be affected by numerous other factors, including:

•	The level of drilling activity generated by worldwide oil and gas exploration and production.
•	The levels of oil and natural gas inventories, and excess production capacity.
•	Availability of transportation infrastructure and refining capacity.
•	Expected and actual costs of finding new reserves, and of producing and delivering oil and natural gas.
•	Domestic and worldwide demand for oil and natural gas, including growth in underdeveloped countries.
•	National government political objectives, including the ability of OPEC to set and maintain production levels and prices for oil, and the level of production by non-OPEC countries.
•	Global weather conditions and natural disasters.
•	Technological advances affecting energy exploration, production, transportation and consumption.
•	Demand for, availability of and technological viability of, alternative sources of energy.
•	U.S. tax policies.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and speculation, and a variety of other factors that are beyond our control. The equity, credit, and commodity markets have seen significant volatility since late 2008. Oil and natural gas prices rose to record levels in 2008 and then began to decline in late 2008 in conjunction with the widespread economic recession. The price of natural gas has remained depressed since 2009, largely due to discoveries of vast new natural gas resources in the United States. Gas prices began increasing in the latter half of 2012, and prices as of April 1, 2014 were above $4.27 per mmbtu. The price of oil and gas may continue to fluctuate in the near- and long-term. Worldwide military, political, and economic events have in the past contributed to oil and gas price volatility and are likely to do so in the future. Any prolonged reduction in oil and natural gas prices may depress the immediate levels of exploration, development, and production activity.

A significant downturn in the oil and gas industry will adversely affect the demand for oilfield services. If demand for drilling services or drilling rig utilization rates decreases significantly, demand for our products and services may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

The oil and gas industry is undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating. This consolidation may result in reduced capital spending by existing and potential customers, which may lead to decreased demand for our products and services as they use their size and purchasing power to seek economies of scale and pricing concessions. Additionally, customers could acquire one of our competitors and begin producing products similar to ours, which may also lead to decreased demand for our products and services. We are unable to predict what effect consolidation in the industry may have on price or customer capital spending, or on our selling strategies, competitive position, ability to attract and retain customers, or ability to negotiate favorable customer agreements. If we cannot maintain sales levels for customers that have consolidated, or replace such revenues with increased business activities from other customers, this consolidation activity could have a significant negative impact on our business, financial condition and results of operations.

We operate in an intensively competitive industry, and if we fail to compete effectively, our business will suffer.

As our industry rapidly consolidates, it is becoming intensely competitive. Our competitors are numerous, ranging from small private firms to multi-billion dollar public companies. Our competitors, some of whom have a more diverse product line and access to greater amounts of capital than we do, have the ability to compete against the cost savings generated by our technology by reducing prices and by introducing competing technologies. Our competitors may also have the ability to offer bundles of products and services to customers that we do not offer. In addition, our customers may elect to develop and adopt competing technologies. These competitive forces could force us to make price concessions or otherwise reduce prices for our services. If we are unable to maintain our competitiveness, our market share, revenue, and profits could decline, adversely affecting our business, financial condition or results of operations.

Our operating results may be adversely impacted by worldwide economic uncertainties and specific conditions in the markets we address.

The oil and gas industry has a history of periodic downturns, due to the factors discussed previously in these “Risk Factors”. In addition, the general worldwide economy has experienced downturns, at various times over the past several years, due to the lack of available credit, slower economic activity, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. These conditions make it extremely difficult for our clients and vendors to forecast accurately future business activities, which could cause businesses to slow spending on services and products. Those conditions make it very difficult for us to predict the short-term and long-term impacts on our business. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery worldwide or in the oil and gas industry. Any economic slowdown could have an adverse effect on our business, financial condition and results of operations. As a consequence, operating results for a particular future period are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods.

Risks Relating to Our Business

We derive a significant portion of our revenues from a small number of customers. The loss of any of our major customers may cause significant declines in our revenues.

We contract exclusively with Baker Hughes, a multinational organization, for our entire drill bit remanufacturing business, and most of our original equipment drill bit manufacturing business, which currently represents large majority of our revenues. Even after closing of the Hard Rock acquisition with the proceeds of this offering, only a small number of customers will represent a significant amount of our consolidated revenues, and we may be unable to maintain and expand those current customer relationships. If we lose any of our major customers to a competitor or for any other reason, including, for example, if our reputation declines, if a customer materially reduces its orders from us, if our relationship with one or more of our major customers deteriorates, or if a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially adversely affected.

The annual installments on the promissory note we intend to give to Hard Rock’s seller at closing of that acquisition will be a major expense. Failure to generate sufficient revenue to make those installments in a timely manner or at all may cause us to go into default and potentially to lose the patents securing that note.

We have contracted to purchase all of Hard Rock’s limited liability company interests and the all of the patents pending and other technology covering the Drill N Ream tool (“Hard Rock IP”) for $25 million. The purchase agreement provides for us to pay $12.5 million of the purchase price to the seller at closing of the acquisition promptly after completion of this offering. The seller has agreed to carry back a promissory note for the remaining $12.5 million of the purchase price, secured by the Hard Rock IP. See — “Prospectus Summary — Hard Rock Acquisition”. If we do not generate subsequent annual income sufficient to make the annual payments under the seller’s note and fail to make any annual payment on time or at all, then we may go into default and potentially forfeit the Hard Rock IP back to the seller. The failure to retain the Hard Rock IP after closing the acquisition would cause a significant loss of our investment and might have a material adverse effect on our revenues and ability to grow our drill string tool business.

Our level of other indebtedness, including the loans on our facilities and equipment, and the financial covenants contained in the loan documents, could reduce our financial flexibility.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness, increasing our vulnerability to general adverse economic and industry conditions;
•	the covenants contained in the agreements governing our indebtedness will limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
•	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;
•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and
•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate expenses or other purposes.

A high level of indebtedness would increase the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness will depend on our future performance.

We may experience fluctuations in our quarterly operating results.

Our quarterly operating results may fluctuate significantly in the future. Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors:

•	Timing of our announcements for the distribution of new products and any such announcements by our competitors.

•	Acceptance of the products we manufacture and sell in the oil and gas equipment and services marketplace.
•	General economic conditions.

There can be no assurance that the level of revenues and profits, if any, achieved by us in any particular fiscal period will not be significantly lower than in other, including comparable, fiscal periods. We believe quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful and should not be relied on as indicators of future performance. Our operating expenses are relatively fixed in the short term and are based on management’s expectations of future revenues.

If our revenues do not increase along with these expenses, our business could be negatively affected and net profits, if any, in a given quarter may be smaller than expected. This could result in a material adverse impact on our results of operations or financial condition.

We may be exposed to unforeseen risks in our product manufacturing and processes, which could adversely affect our results of operations.

We operate our business from a single manufacturing facility. A natural disaster or extended utility failure at our facility could significantly impact our production ability. In addition, the equipment and management systems necessary for our operations are subject to wear and tear, break down and obsolescence, which could cause them to perform poorly or fail, resulting in fluctuations in manufacturing efficiencies and production costs. Significant manufacturing fluctuations may affect our ability to deliver products to our customers on a timely basis and we may suffer financial penalties and a diminution of our commercial reputation and future product orders. Additionally, some of our business may be conducted under fixed price contracts. Fluctuations in our manufacturing process, or inaccurate estimates and assumptions used in pricing our contracts, even if due to factors out of our control, may result in cost overruns which we may be required to absorb. Any shut down of our manufacturing facility, reductions in our manufacturing process or efficiency, or cost overruns could adversely affect our business, financial condition and results of operations.

Our business relies heavily on the continued services and presence of our founders, executive officers and key personnel, the loss of whom could significantly disrupt our business, if we are unable to attract and retain qualified replacement personnel.

Our success is dependent to a significant degree upon the business expertise and continued contributions of our founders and senior management team. In particular, we are dependent upon the efforts and services of our founders, Mr. Troy Meier, our Chairman and Chief Executive Officer, and Ms. Annette Meier, our President, because of their knowledge, experience, skills, and relationships with major clients and other members of our management team. The loss of their services for any reason could have a material adverse effect on our operations. In addition, the loss of the services of our Chief Financial Officer, or one or more of our other executive officers or key employees could harm our business. Because we are a small and rapidly growing company, we believe the loss of key personnel would be more disruptive to us than it would be to a large, multinational manufacturer. Many of our key employees could, with little or no prior notice, voluntarily terminate their employment with us at any time.

We do not maintain key person life insurance on the life of any of our executives or key employees that benefit us. The loss of the services of any of our senior officers or key employees, or an inability to attract and retain similarly qualified persons, may adversely affect our business and prospects. In addition, as we grow, it may become necessary to identify, hire and integrate additional or new management members. Even if we are able to attract and hire new management members, integration into our business will inevitably cause disruption to our business and occur over an extended period of time. During that time, the lack of sufficient or effective senior management personnel could cause our results of operations to suffer.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

Both of our remanufacturing and new manufacturing lines of business require personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to attract, employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, the supply is limited, and the cost to attract and retain qualified personnel has increased over the past few years. Any significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If any of these events were to occur, our capacity could be diminished, our ability to respond quickly to customer demands or strong market conditions may be inhibited and our growth potential impaired, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to manage our growth strategy successfully, our business, and results of operations may be adversely affected.

Our growth strategy presents numerous managerial, administrative, operational, and other challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to manage our growth effectively or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

We intend and expect to continue to make acquisitions that could disrupt our operations and adversely impact our business and operating results.

In addition to acquiring Hard Rock with the proceeds of this offering, our growth strategy includes acquiring other companies that complement our service offerings or broaden our technical capabilities and geographic presence. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations or the expectations of securities analysts. Difficulties with an acquisition strategy include:

•	our ability to identify suitable acquisition candidates or acquire additional companies on acceptable terms;
•	competition with others to acquire companies, which may result in decreased availability of, or increased price for, suitable acquisition candidates;
•	our ability to obtain the necessary financing on favorable terms, or at all, to finance any of our potential acquisitions;
•	failure to consummate an acquisition after we announce that we plan to acquire a company; and
•	failure of acquired companies to perform as expected or realize anticipated revenue and profits.

Further, acquisitions may also cause us to:

•	issue securities that would dilute our current shareholders’ ownership percentage;
•	use a substantial portion of our cash resources;
•	increase our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;
•	assume liabilities, including environmental liabilities, even if we have indemnification from the former owners, due to dispute or concerns regarding the creditworthiness of the former owners;
•	record goodwill and non-amortizable intangible assets that are subject to potential impairment charges;
•	experience earnings volatility due to changes in contingent consideration related to acquisition liability estimates;
•	incur amortization expenses related to certain intangible assets;
•	lose existing or potential contracts as a result of conflict of interest issues;
•	incur large and immediate write-offs; and/or

•	become subject to litigation.

In addition, our acquisition strategy may divert management’s attention away from our existing businesses, risking the dissatisfaction or loss of key clients or key employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

Our inability to integrate acquisitions successfully could impede us from realizing all of the benefits of the acquisitions, which could weaken our results of operations.

If we are unable to successfully integrate Hard Rock or other future acquisitions, we could be impeded from realizing all of the benefits of those acquisitions and could weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities, and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

•	unanticipated issues in integration of information, communications, and other systems;
•	unanticipated incompatibility of logistics, marketing, and administration methods;
•	maintaining employee morale and retaining key employees;
•	integrating the business cultures of both companies;
•	preserving important strategic client relationships;
•	coordinating geographically separate organizations; and
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations.

Finally, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

If we are unable to raise additional capital, if required in the future, our business could be negatively affected, and/or we could be prevented from achieving our growth objectives.

Our capital needs after this offering will depend on many factors, including our clients demands for our services, the amount of revenue generated from operations, and any future bank borrowings or equipment capital leases, none of which can be predicted with certainty. As a result of these factors, we are unable to predict accurately the amount or timing of its future capital needs, if any. If the net proceeds from this offering, and the cash flow from our operations, are not sufficient to meet our currently budgeted working capital requirements for at least the next 12 months, we may be required to raise capital through public or private financing or other arrangements. That financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures. The inability to obtain additional capital if and when needed could materially and adversely affect our business and results of operations.

To compete in our new drill string tool manufacturing industry, we must continue to develop new technologies, methodologies, and products, on a timely and cost-effective basis.

The drilling industry is driven primarily by cost minimization, and our strategy is aimed at reducing drilling costs through the application of new drill bit assembly and drill string tool technologies. Our continued success will depend on our ability to meet our customers’ changing needs, on a timely and cost-effective basis, by successfully

•	enhancing our current products and processes,
•	developing, producing and marketing new products and processes, and

•	responding to evolving industry standards and other technological changes.

If we are not able to do so, our ability to service our customers’ demand may be adversely affected. However, we may not succeed in developing new products or enhancing our existing products on a timely basis, and such new products or enhancements may not achieve market acceptance. Furthermore, from time to time others may announce new products, enhancements or technologies that have the potential to replace or render our existing products obsolete. We may encounter resource constraints, technical barriers, or other difficulties that would delay introduction of new services and related products in the future. Our competitors may introduce new products or obtain patents before we do and achieve a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial applications. Any failure by us to anticipate correspond adequately to changes in technology and customer preferences, the introduction of new products or enhancements by others, or any significant delays in the development or introduction of new products by us could have a material adverse effect on our business and results of operations.

Additionally, we must continue to further develop and expand our bit remanufacturing services to meet our exclusive customer’s needs for bit remanufacturing. Failure to meet our customer’s demand for services may adversely affect our business. We may encounter resource constraints, competition, or other difficulties that may delay our ability to expand our bit remanufacturing services to the level desired or required by our customer.

An interruption in the availability or change in the cost of raw materials or other supplies could negatively affect our business.

We rely on the availability of volume and quality of synthetic diamond cutters for both our remanufactured drill bit business and for our new drill string tool manufacturing business. In addition, we must have a reliable source of steel available for our new manufacturing business which is both of sufficient quality, and available at a cost-effective price. We do not have fixed price contracts or arrangements for all of the raw materials and other supplies that we purchase. Baker Hughes provides the diamond cutters for our remanufacturing business. However, sourcing cost-effective supplies of quality steel in the relatively low volumes that our new tool manufacturing requires can be challenging. However, shortages of, and price increases for, steel and other raw materials and supplies that we use in our business may occur. Future shortages or price fluctuations in synthetic diamond cutters or steel could have a material adverse effect on our ability to conduct either our remanufacturing business or our new drill tools in a timely and cost-effective manner.

Materials and minerals used in our manufacturing process may become subject to laws and regulations that may expose us to significant costs and liabilities.

The diamonds comprising the diamond cutting discs used in our operations are synthetic and manufactured in the United States, South Africa and China. Neither those diamond cutters nor any other minerals used in our operations are currently identified in the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) as “conflict minerals”. However, we cannot predict or control if the United States Secretary of State will or will not identify one of the minerals used in our manufacturing process as a conflict mineral. Should the materials used in our manufacturing process be designated as a conflict mineral, we will be required to file Form SD with the Securities Exchange Commission. Added requirements of compliance with Dodd-Frank may in turn adversely affect our results of operations.

Our success at establishing and maintaining a competitive edge for our products requires us to secure and maintain our current and pending patents, as well as protect and enforce our trade secrets and other intellectual property rights.

We regard significant elements of our technology as proprietary and rely on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures and other intellectual property protection to protect our proprietary technology.

We currently hold a number of U.S. patents, some applications pending, and related international patent applications pending. There is no assurance that our competitors will not design competing products using the same or similar technology after these patents have expired. It may also be possible for a third party to design around our patents, or use different technology.

Patent rights give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. However, patent rights do not necessarily grant the patent owner the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the patented invention. In addition, patent rights have strict territorial limits, and we do not have patents in every jurisdiction in which we conduct business or in which our products are used. Thus, there is no assurance that our patent applications will result in issued patents, that our existing patents or any future patents will give we any competitive advantages for its products or technology, or that, if challenged, our patents will be held valid and enforceable.

Our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (e.g. information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to develop technology independently. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. Further, our intellectual property rights may not have the value that management believes them to have and such value may change over time as we and others develop new product designs and improvements.

Unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regards as proprietary, and existing intellectual property laws give only limited protection with respect to such actions. Policing violations of such laws is difficult. The laws of certain countries in which our products are or may be distributed do not protect our products and intellectual property rights to the same extent as do the laws of the United States.

We may be required to enter into other costly litigation to enforce its intellectual property rights or to defend infringement claims by others. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, regardless of its outcome. Losing an infringement claim could require us to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all.

Our failure to implement and comply with our safety program could adversely affect our operating results or financial condition.

Our safety program is a fundamental element of our overall approach to risk management, and the implementation of the safety program is a significant issue in our dealings with our clients. Unsafe job sites and office environments have the potential to increase employee turnover, increase the cost of a project to our clients, expose us to types and levels of risk that are fundamentally unacceptable, and raise our operating costs. The implementation of our safety processes and procedures are monitored by various agencies and rating bureaus, and may be evaluated by certain clients in cases in which safety requirements have been established in our contracts. If we fail to meet these requirements or do not properly implement and comply with our safety program, there could be a material adverse effect on our business, operating results, or financial condition.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Federal, state and local environmental and health and safety laws apply to our facilities. These laws and regulations govern matters such as:

•	solid waste disposal,
•	the generation, storage, use and disposal of hazardous materials,
•	air pollutant emissions,

•	permits to operate, and
•	employee health and safety issues.

Environmental Laws.  Proper waste disposal and environmental regulation are major considerations for us because certain metals, minerals, and chemicals used in our manufacturing processes are classified as hazardous substances. Our operations are therefore subject to numerous stringent and complex federal, state and local laws, regulations and ordinances concerning solid waste disposal, hazardous materials storage, use and disposal, air emissions, waste water disposal, employee health and other environmental protection matters (together, “Environmental Laws”). These laws and regulations may, among other things, regulate the management and disposal of hazardous and non-hazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities, and concentrations of various materials that can be released into the environment; limit or prohibit operational activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record-keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. Because the Company is a generator of hazardous materials, it is subject to financial exposure even if it fully complies with these laws.

Even an inadvertent failure to comply with the Environmental Laws could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, or third-party claims for property damage or personal injury. In addition, certain Environmental Laws impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment.

As a generator of hazardous materials, we are subject to financial exposure even if it fully complies with current Environmental laws. Environmental laws could become more stringent over time. The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment. This could result in higher costs to comply with new laws, and increased risks and penalties for noncompliance. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, for both us and our customers.

It is possible that environmental issues may arise in the future that we are not now aware of and cannot predict at this time. There is no assurance that any present or future noncompliance with Environmental Laws will not have a material adverse effect on our results of operations or financial condition. See “Business Environmental Matters.”

Employee Health and Safety.  We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

Environmental, Health and Safety Regulation

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection that may result in increased costs to the Company.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with RCRA.

Additionally, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Our operations are subject to stringent regulations as it relates to “water discharges” that may result in increased costs for our operations.

The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. A responsible party includes the owner or operator of a facility from which a discharge occurs. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges. If the water recapture systems at our Vernal facility were to fail, we might incur liability for unauthorized discharges.

Our Company is subject to several state and federal laws and regulations as it relates to employee health and safety, failure of the Company to be in compliance may result in significant fines and penalties.

We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

Our product liability insurance may not be sufficient to cover the damages awarded in a successful product liability claim. Uninsured or underinsured claims or litigation or an increase in our insurance premiums could adversely impact our results.

We are subject to the risk of product liability claims and lawsuits for harm caused by our products. Most of our products are used in hazardous drilling and production applications in which an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment or suspension of operations. Any defects could give rise to liability for damages, including consequential damages, and could impair the market’s acceptance of our products.

There is no assurance that our insurance will be sufficient to cover any claims that may arise. An unexpected judgment could be rendered against us in cases in which we could be uninsured or underinsured and beyond the amounts we currently have reserved or anticipate incurring. The liability for payment of damages in a successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to maintain adequate insurance coverage at rates we believe are reasonable. Significant increases in the cost of insurance and more restrictive coverage could also have an adverse impact on our results of operations.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

If any of our third-party insurers fail, suddenly cancel our coverage, or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

Our information systems may experience an interruption or breach in security.

We rely on “CHUCK”, our proprietary production management technology, and on other information systems to conduct our business. Any failure, interruption or breach in security of our information systems could result in failures or disruptions in our customer relationship management, general ledger systems and other systems. Threats to our information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is also possible that breaches to our systems could go unnoticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, impairment of our ability to conduct our operations, disruption of our customers’ operations, loss or damage to our customer data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial position or results of operations.

Risks Relating to Our Common Stock

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a “smaller reporting company,” meaning that our outstanding common stock held by non-affiliates had a value of less than $75 million at the time of filing of our registration statement. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in our SEC filings, including, being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of: (a) the end of the fiscal year following the fifth anniversary of this offering, (b) the first fiscal year after our annual gross revenue exceed $1.0 billion, (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (d) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to adopt new or revised accounting standards at such times as applicable to other non-emerging grown public companies.

Furthermore, a material weakness in internal controls may remain undetected for a longer period because of our extended exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley.

Future forecast of earnings are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from such forecasts.

Earnings forecasts are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from that which is forecasted. Because of our purchase of Hard Rock, we may face greater difficulties in accurately projecting future consolidated earnings. Any earnings forecasts will be prepared by management and will not be verified by an opinion or report from any independent registered public accountants. We cannot assure you that we will be able to forecast earnings accurately, if at all, or that we will be able to achieve such forecasts.

The Meiers own a controlling interest of our stock and thus will have substantial control over our management and affairs, and over certain actions requiring a shareholder vote.

Immediately following this offering, Troy and Annette Meier will own, beneficially through their affiliated entities, approximately 61% of the combined voting power of our stock (or 58% if the underwriter exercise their option to purchase additional Shares in full). In addition, both Mr. Meier and Ms. Meier will serve on our Board of Directors. Consequently, the Meiers will, for the foreseeable future, have significant influence over our management and affairs and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, and their interests could differ from ours and those of our other stockholders. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

An active market for our common stock may not develop, which would adversely affect the liquidity and price of the Shares.

Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. However, before this offering, our common stock was not traded on any market. An active trading market for our securities may never develop or, if developed, it may not be sustained. As a result, you may be unable to sell your Shares unless an active market for our common stock can be established or sustained.

Our initial application to list our common stock on the NYSE MKT market may not be approved and even if it is approved, there is no guarantee that we will be able to maintain our listing on NYSE MKT market.

Our common stock is not currently traded on any public market, but we have applied to have our common stock listed on the NYSE MKT market. There is no guarantee that NYSE MKT will approve our initial listing application or that we will be able to remedy any problems identified by NYSE MKT that would prevent our listing. Additionally, even if we are listed on the NYSE MKT, we will be required to comply with certain quantitative and qualitative continued listing requirements, including a minimum bid price and corporate governance requirements. If we fail to meet these continued listing requirements, we may receive notification from NYSE MKT of such failure, which must be publicly filed, and we could eventually be delisted from the NYSE MKT.

The initial public offering price of our common stock may be higher than the market price of our common stock after this offering, which may be volatile.

The initial public offering price has been negotiated between us and representatives of the underwriter, based on numerous factors which we discuss in the “Underwriting” section of this prospectus, and may not be indicative of the market price of our common stock after this offering. The subsequent market price of our common stock may vary significantly due to a number of factors, some of which are beyond our control. The following factors could affect our common stock price:

•	Our operating and financial performance;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, Adjusted EBITDA and revenues;
•	changes in revenue or earnings estimates or publication of reports by equity research analysts;
•	one or more potential business transactions;
•	speculation in the press or investment community;
•	sales of our common stock by us or other shareholders, or the perception that such sales may occur;
•	general market conditions, including fluctuations in market conditions for our drilling products; and
•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

In addition, the trading markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. If the market price of our common stock drops, you could lose a substantial part or all of your investment in our common stock. Consequently, you may not be able to sell your shares of our common stock at prices equal to or greater than the price paid by you in the offering.

Purchasers of common stock will experience immediate and substantial dilution in the net tangible book value per share of common stock from the initial public offering price.

Assuming an initial public offering price of $     per share (the mid-point of the price range set forth on the cover page of this prospectus), our pro forma net tangible book value as of December 31, 2013, after giving effect to this offering, would be $     per share. As a result, you will experience an immediate and substantial price dilution equal to $     in the net tangible book value per share of common stock from the initial public offering price. See “Dilution” for a complete description of the calculation of net tangible book value.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity may reduce your ownership percentage in us.

Our Articles of Incorporation allow us to issue significant numbers of additional shares, including shares that may be issued under our employee and director incentive plans. After this offering, we may file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under employee and director stock incentive plans. After the expiration of lock-up agreements with the Underwriter, and subject to the satisfaction of vesting conditions, shares registered under the Form S-8 registration statement would be immediately available for resale in the public market.

In addition, after completion of this offering and assuming full subscription of the offering and over-allotment, we will have approximately      shares of our common stock which we may sell in subsequent public or private offerings. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with a future acquisition), or the perception that such sales could occur, could dilute your percentage of ownership in our common stock, and may adversely affect prevailing market prices of our common stock. See “Shares Eligible for Future sale”.

Our declaration of dividends is within the discretion of our Board of Directors and there can be no assurance that we will pay dividends.

Our dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. We can provide no assurance that we will pay dividends on our common stock. No dividends on our common stock will accrue in arrears. In addition, under Utah law no distribution may be made if, after giving it effect: (a) we would be unable to pay our debts as they come due, or (b) our total assets would be less than our total liabilities. We can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods. See “Description of Capital Stock — Dividends.”

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our shareholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our shareholders to nominate directors for election or to bring matters for action at annual meetings of our shareholders;
•	limitations on the ability of our shareholders to call a special meeting and act by written consent; and
•	the authorization given to our board of directors to issue and set the terms of preferred stock.

We have a significant number of shares of currently restricted and locked-up stock outstanding which, if registered or otherwise eligible for resale in the future could have a depressive effect on the price of our publicly traded shares.

Upon completion of this offering, we will have up to approximately      shares outstanding (subject to certain other assumptions). Of these shares, approximately      shares will be restricted from resale, of which      shares may be transferable under Rule 144 of the Securities Act upon expiration of the underwriter’s180-day lock-up period after closing of this offering. We also have reserved another      shares for issuance under outstanding warrants and stock options. Significant sales of our shares in the future under another registration statement, pursuant to Rule 144, or otherwise, or the prospect of such sales, may depress the price of our common stock. See “Shares Eligible for Future Sale.”

By opting out Utah’s Control Shares Acquisition Act, we may be a more susceptible target for a hostile takeover than if we had not opted out of the protections of that act.

In our Articles of Incorporation we have elected to not be subject to Utah’s Control Shares Acquisitions Act (Utah Code Ann. 61-6-1 et seq.) (“Control Shares Act”). The Control Shares Act provides stringent rules governing takeovers of Utah public corporations. While Utah public corporations that have not opted out of the Control Share Act will be more difficult to acquire, they may achieve lower valuations than those corporations that opt out of the act’s provisions. Our decision to not be subject to the Control Shares Act may make it easier for a potential hostile takeover to occur than if we had not opted out of the coverage of that act.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $      million from sale of our common stock in this offering, (a) assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and (b) after deducting estimated expenses payable by us and underwriting discounts and commissions of approximately $      million.

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, as applicable, the aggregate amount of the net proceeds to us by approximately $      million, based on those same estimated expenses. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to that increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions.

We initially intend to use a portion of the net proceeds from this offering as follows:

➢	Hard Rock Acquisition down payment: To pay the $12.5 million due at closing of the Hard Rock acquisition immediately after closing of this offering.
➢	Tronco Loan Guarantees and Related Loan Payoffs:
•	To acquire from the lender the approximately $6.9 million promissory note, and approximately $1.3 million deferred interest obligation, owed by Tronco Energy Corporation, a Meier-related entity (together, the “Tronco Loan”). The deferred interest obligation does not bear interest and is due in full at payoff of the note. See “MD&A – Tronco Loan”.
•	To repay the approximately $700,000 owed under a commercial line of credit made to SDP in order to make required annual payments on the Tronco loan. This loan bears interest at 7%, and has a maturity of November 2014. See “MD&A – Off Balance Sheet and Contingencies”
•	To repay the approximately $2 million owed under three loans made to the Meiers personally to make required annual payments on the Tronco Loan. These loans bear interest at 3.25% to 7.88%, and have a maturity dates of 2036 – 2037. See “MD&A – Off Balance Sheet and Contingencies”
➢	To create a public market for our securities and increase our visibility in the marketplace. A public market for our securities will facilitate future access to public equity markets and enhance our ability to use our securities as a means of attracting and retaining key employees and as consideration for acquisitions.
➢	To use the balance of the net proceeds from this offering for general corporate purposes, including potential acquisitions, working capital, sales and marketing activities, general and administrative matters and capital expenditures. As of the date of this prospectus, however, we cannot specify all of the particular uses for the working capital portion of the proceeds from this offering and will have broad discretion to direct their use.

The following chart summarizes our anticipated use proceeds at this time:

USE OF PROCEEDS
OFFERING TOTAL	$
Hard Rock acquisition down payment		$12,500,000
Offering costs (estimated)		$3,000,000
Tronco loan repayment and deferred interest payment (estimated)		$8,261,600
Commercial line of credit repayment (estimated)		$695,800
Repayment of Meier personal loan (estimated)		$2,000,000
Working capital and corporate purposes for 12-months including:
Sales and marketing activities and costs (estimated)		$1,300,000
Capital expenditures including lease buy-outs and new machinery (estimated)		$1,500,000
Additional costs related to being a public company (estimated)		$2,500,000
Other working capital and corporate purposes to be determined

DETERMINATION OF THE OFFERING PRICE

The price of the Shares we are offering was determined by our board through ‘arm’s length’ negotiations with the underwriter in order for us to raise up to a total of $     in this offering. Among the factors considered were:

•	our anticipated financial results for the quarter ended March 31, 2014;
•	HRSI’s anticipated financial results for the quarter ended March 31, 2014;
•	the accretive impact of the proceeds to be raised by this offering;
•	the status and development for our products and services;
•	the general conclusion of the securities markets at the time of this offering;
•	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders; and,
•	our relative cash requirements as specified in our Use of Proceeds.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of shares of common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the shares of common stock can be resold at or above the offering price.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends on our common stock following our initial public offering. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness, and other factors deemed relevant by our board of directors. As a result, you will probably need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell those shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt, and capitalization as of December 31, 2013:

•	on an actual basis; and
•	on a pro forma basis to reflect our receipt of the net proceeds from our sale of 6,700,000 shares of our common stock in this offering at an assumed initial public offering price of $6.00 per share the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and
•	on an as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of December 31, 2013
	Actual	Pro Forma	As Adjusted
	(In thousands, except share and per share amounts)
Cash and cash equivalents	$11	$13,917	$
Total debt	$19,781	$24,593	$
Stockholders’ equity:
Undesignated preferred stock: $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	$—	$—		$—
Common stock: $0.001 par value; 100,000,000 shares authorized, shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted	$—	$19	$
Additional paid-in capital	$257	$31,507	$
Retained earnings	$—	$—	$
Total stockholders’ equity	$257	$31,526	$
Total capitalization	$20,038	$56,119	$

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and our net tangible book value per share immediately after completion of this offering. Dilution arises mainly as a result of (a) our determination of the offering price of the shares being offered, (b) the potential for issuance of additional Shares upon conversion of the Bridge Loan and exercise of the Bridge Lender’s warrants, and (c) the lower book value of the Shares held by our existing stockholders.

Our “net tangible book value per share” is determined by subtracting our total liabilities from our total tangible assets, and then dividing the result by the number of our outstanding Shares. As of September 30, 2013, our net tangible book value was $    , or $     per share, based upon       shares outstanding.

If we close this offering at per share price of $     (the midpoint of the price range stated on the cover page of this prospectus) for      shares, we will receive $    , less the estimated underwriting discounts and commissions and estimated offering expenses. See “    ”. The following table illustrates the per share dilution if we had received those net offering proceeds on December 31, 2013:

Actual as of December 31, 2013:
Net tangible book value	$
Number of outstanding shares
Net tangible book value per share – existing shareholders	$
Adjusted as if offering had closed on December 31, 2013:
Adjusted net tangible book value (offering proceeds assumed at $ price/share)	$
Number of shares outstanding post-offering
Adjusted net tangible book value per share as if offering proceeds received	$
Accretion/Dilution Analysis
Potential gain per share for existing shareholders	$
Potential dilution to new investors (assumed $ offering price/share)		($ )

*	Based on our financial statement as of the periods December 31, 2013, as appear elsewhere in this prospectus.

If the underwriter’s over-allotment option is exercised in full, the number of Shares held by our existing shareholders after this offering would be     , or     %, and the number of shares held by new investors would increase to     , or     %, based upon      shares outstanding after this offering. In that case, our as-adjusted net tangible book value would have been $    , or $     per share, and the dilution per share to new investors would have be $     if the offering had closed as of December 31, 2013.

A $     increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of the prospectus, would increase or decrease, as applicable, our as adjusted net tangible book value per share by $    , and increase or decrease, as applicable, the dilution per share to new investors by $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discount and commission and offering expenses.

The following table sets forth, as of December 31, 2013, on the as-adjusted basis described above, the differences between our existing shareholders and new investors with respect to the total number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $ .00 per share, which is the midpoint of the range set forth on the cover page of this prospectus:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%	$

A $     increase or decrease in the assumed initial public offering price of $     per share of our common stock would increase or decrease, as applicable, total consideration paid by new investors, total consideration paid by all shareholders, and average price per share paid by all shareholders by $    , $    , and $    , respectively, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discount and commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors should read the following information together with “Prospectus Summary — Summary Historical Combined and Unaudited Pro Forma Financial Data,” “Selected Historical Combined and Unaudited Pro Forma Financial Data” and the financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, which involve risks and uncertainties, including those described under the captions “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” and elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements.

The financial information contained in the following discussion is based on our audited financial statements for the years ended December 31, 2013 and 2012, and the unaudited pro forma financial information for the year ended December 31, 2013.

Overview

We group our capabilities and operations into four lines of business:

➢	Superior Drilling Products, LLC, our PDC drill bit remanufacturing service exclusively for Baker Hughes,
➢	Our Drill N Ream tool division of SDP that will be merged with Hard Rock Solutions, LLC, and serve as our drilling tool marketing and distribution arm after our pending acquisition of Hard Rock Solutions, LLC upon closing of this offering,
➢	Superior Design and Fabrication, LLC, our emerging technologies business that manufactures the Drill N Ream tool, our new drill bits, custom drill tool products to customer specifications, and our innovative pending drill string enhancement tools, and
➢	Extreme Technologies, LLC, our new product development business that conducts our research and development, and designs our new drill bits for Baker Hughes, and our horizontal drill string enhancement tools, other downhole drilling technologies, and drilling tool manufacturing technologies.

MPS and ML are asset holding companies for our real property, including Ropers Business Park, our Vernal facility, and equipment, respectively.

We were incorporated as a Utah corporation in December 2013, and in connection with completion of this offering, will complete a reorganization in which we acquire all of the outstanding limited liability company membership interests of SDP, SDF, ET, MPS, and ML, and after its acquisition, Hard Rock. As a result, we will be the holding company under which all six of those subsidiaries will conduct ongoing operations. In connection with the reorganization we will change our name to Superior Drilling Products, Inc.

Key Trends, Developments and Challenges

Advent of Horizontal Drilling.  We started SDF and ET in order to take advantage of the oil and gas industry’s significant shift to horizontal drilling and its resulting substantial need for new horizontal drill string tools and technology. See “Industry”.

Shift in Product Mix.  Due to the industry shifting to horizontal drilling, we believe that further development of other drill bit and drill string components, such as our Drill N Ream tool, will become increasingly important to our business as we continue to grow through both organic expansion and strategic acquisitions.

Customer Diversification. By adding development and manufacturing of new drill bits and drill string tools, that do not conflict with our Baker Hughes remanufacturing contract, our new manufacturing line of business allowed us to add HRSI as a second significant customer, and to conduct custom projects for other oil and gas field service companies. With our acquisition of Hard Rock upon completion of this offering, HRSI’s Drill N Ream rental customers will become our direct customers, adding additional diversification to our customer base and sources of revenues.

The Vendor Agreements also include a non-competition provision that precludes us from performing remanufacturing or other services relating to PDC drill bits used in the oil, gas, water and geothermal drilling industries, except to the extent that we were already conducting a line of business before the customer entered into that line of business. The Vendor Agreement also assigns to the customer all rights in any intellectual property which we develop and which relates to the remanufacturing services of PDC bits provided to the customer.

Opportunities to Expand our Business with Baker Hughes.  In recent oral communications, Baker Hughes has requested that we help fill their additional demand for drill bits by increasing our manufacturing services by 25% – 30%. In addition, they have communicated interest in our possibly managing some of their in-house remanufacturing facilities. This expansion of our relationship with Baker Hughes would diversify our products, as well as our customer base outside of the Rocky Mountain, California and Alaska regions.

Components of Income and Expense

Operating Revenues.  Currently, we have three primary sources of revenue: (a) remanufacturing drill bits for Baker Hughes, (b) Drill N Ream unit manufacturing and reamer royalty revenues from HRSI, and (c) new manufacturing. Baker Hughes accounted for 73% and 66%, and HRSI accounted for 23% and 31% of our revenue for the years ended December 31, 2013 and 2012, respectively.

➢	Remanufactured Drill Bits. Since 1996, we have provided Baker Hughes with PDC drill bit remanufacturing services, and are currently operating under a recently renewed four-year Vendor Agreement. We recognize revenue for our PDC drill bit remanufacturing services for Baker Hughes at the time that the services are rendered and when collectability is reasonably assured, typically upon shipment of the remanufactured drill bit. Baker Hughes pays the shipping and handling costs for remanufactured units directly at the time of shipment.
➢	New Manufacturing. Our manufactured products are produced in a standard manufacturing operation, even if produced to our customer’s specifications.
º	New Drill Bits. We also design and manufacture new PDC drill bits for Baker Hughes on an ongoing purchase order basis. Baker Hughes pays an approximate prevailing market rate for these new bits. By contract, we can only manufacture oil or gas drill bits for Baker Hughes, but we are not contractually prohibited from manufacturing drill bits for the mining industry.
º	Drill N Ream Units. HRSI orders Drill N Ream units from us upon receiving a customer request, and we sell the ordered Drill N Ream units to them at prevailing market prices. In addition, HRSI pays us royalties equal to 25% of their tool rental revenue, less certain HRSI operating expenses. Upon our acquisition of Hard Rock, this arrangement will cease. Instead, while we will incur the entire cost of manufacturing the Drill N Ream units, we will also own those Drill N Ream units, and collect 100% of the total rental income paid by customers under existing and future Drill N Ream rental services.
º	Other Machined Tools. We also design and/or manufacture other new tools and component parts for other oil and gas industry participants from time to time. We recognize revenue for manufacture of other machined tools and parts upon their shipment to the customer. Shipping and handling costs related to product sales are recorded gross as a component of both the sales price and cost of the product sold.

See also “— Critical Accounting Policies and Estimates — Revenue Recognition.”

Direct Costs.  We expense direct costs of production when incurred. No inventory is recorded as any amount would be immaterial. Excluded from production costs of both lines of business are facilities costs, depreciation and amortization. Those excluded costs instead are included in operating expenses.

Remanufactured Drill Bits.  Direct costs for our remanufactured drill bit business consist primarily of labor and materials used in the remanufacturing process. The single largest expense related to remanufacturing a drill bit is the new PDC cutters, however, those are purchased and provided to us by Baker Hughes, so we do not incur any cost for them.

New Machined Tools.  Direct costs for our machined tool products consist primarily of steel and cutting tools. Direct costs also include production expenses, labor and other expenses incurred in connection with the new tool manufacturing projects.

Operating Expenses.  We expense operating costs when incurred. Operating expenses include the costs of the support staffs, management and administrative personnel costs, payroll taxes, and employee benefits for all of our employees and the portion of salaries and wages not allocated to direct costs of remanufactured drill bit and machined tool revenues for those employees who are directly engaged in the production process, as discussed above. Operating expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs.

Factors Affecting Comparability

We believe that the following selected factors can be expected to have a significant effect on the comparability of our recent or future results of operations:

Holdings Reorganization.  In connection with the closing of this offering, we will complete a reorganization transaction in which we will acquire all of the limited liability company membership interests of SDP, SDF, ET, MPS and ML and, as a result, became the holding company under which those subsidiaries will conduct operations. Each of the Subsidiaries is considered to be a historical accounting predecessor for financial statement reporting purposes.

Hard Rock Acquisition.  In January 2014, we entered into a membership interest purchase agreement with HRSI (“MIPA”), under which we will purchase 100% of the limited liability company membership interest of its subsidiary, Hard Rock. Closing of the Hard Rock acquisition is scheduled to occur promptly after completion of this offering. HRSI began operations in 2001 and has been marketing and renting the Drill N Ream tool. The Hard Rock purchase price is $25 million, consisting of $12.5 million in cash at closing, and a seller-carried promissory note for $12.5 million (the “Hard Rock Note”). The Hard Rock Note will mature three years from the closing date, and accrue interest at the JP Morgan Chase Bank, N.A. annual prime rate. Under the terms of the Hard Rock Note, we will pay two annual principal installments of $5 million plus interest and one final payment of $2.5 million plus interest, on each subsequent anniversary date of the Hard Rock Note date. The Hard Rock Note will be secured by all of the patents, patents pending, other patent rights, and trademarks to be owned by Hard Rock after our acquisition of Hard Rock under the MIPA. After that acquisition, Hard Rock will conduct operations as our wholly-owned subsidiary.

Public Company Expenses.  Upon consummation of our initial public offering, we will become a public company. We also intend to apply to list our securities on the NYSE MKT. As a result, we will need to comply with laws, regulations, and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act and related Securities and Exchange Commission regulations, and will need to comply with the requirements of NYSE MKT if our securities approved for listing. Compliance with the requirements of being a public company will require us to increase our operating expenses in order to pay our employees, legal counsel, and accountants to assist us in, among other things, external reporting, instituting, and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $0.5 million and $1 million.

Stock-Based Compensation.

Employee Stock Incentive Plan.  On March 31, 2014, our Board of Directors approved our 2014 Stock Incentive Plan (“Employee Plan”) in connection with the completion of this offering. A total of two million Shares are authorized and reserved for issuance under the Employee Plan. The Company also anticipates that it will adopt a Director Equity Compensation Plan (“Director Plan”) after the closing of this offering, however, the terms of or number of shares to be reserved under that plan are currently unknown. Equity and equity-based compensation plans are intended to make available incentives that will assist us to attract, retain, and motivate employees, officers, consultants, and directors by allowing them to acquire an ownership interest in our business, and, as a result, encouraging them to contribute to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other cash-based or stock-based awards. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods. No equity awards have been granted to date under any plan.

Additional Compensation Expenses.  Upon completion of this offering, we intend to hire (a) additional financial and accounting personnel in connection with our change in status to a publicly traded company, and (b) additional sales and marketing professionals in connection with our acquisition of Hard Rock, in order to market the Drill N Ream tool and our other pending drill string tools. Accordingly, we expect compensation expenses, as reflected in operating expenses, will be higher in future periods.

Internal Controls and Procedures

Before completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes, and other supervisory resources with which to address our internal control over financial reporting. We are in the process of implementing sufficient accounting and financial reporting systems, processes, controls and personnel in order to adequately support our development strategy and to comply with public reporting requirements.

We are not currently required to comply with the SEC’s rules related to Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, unless it is determined that we are a non-accelerated filer, in which case our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control. When, and if, it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

Recent Accounting Pronouncements

JOBS Act.  On April 5, 2012, the Jumpstart Our Business Startups Act (“JOBS Act”) was signed into law. Under the JOBS Act, we are an emerging growth company within the meaning of the rules under the Securities Act, and we may utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. Also, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to public companies. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Other.  No other pronouncements materially affecting our financial statements were issued during 2012 or 2013 thereafter that have impacted, or are expected to impact, our financial statements and results of operations.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. While we believe that the estimates and assumptions used in the preparation of our combined financial statements are appropriate, actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our combined financial statements. Our estimates and assumptions are evaluated periodically and adjusted when necessary. The more significant estimates affecting amounts reported in our combined and consolidated financial statements include, but are not limited to: determining the allowance for doubtful accounts, recoverability of long-lived assets, useful lives used in calculating depreciation and amortization, and accruals for guarantees.

We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our financial statements. For further information on all of our significant policies, see Note 1 to our combined and consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition.

Remanufacturing — Remanufacturing services are performed in our facilities for a customer under four-year Vendor Agreements dated October 28, 2013 and July 13, 2009. Under both contracts, revenue is determined based on a standard hourly rate to complete the work and is subject to adjustment every July and January. Rate adjustments are calculated by the customer based on their internal cost estimates for a similar type of services performed in-house at their facilities plus 10%. Revenue for remanufacturing services is recognized as the services are rendered and when collectability is reasonably assured, typically upon shipment to the customer. Shipping and handling costs related to remanufacturing services are paid directly by the customer at the time of shipment. During the 2013 and 2012 fiscal years, our rates were not increased pursuant to the vendor contracts.

Manufacturing — Revenue from Drill N Ream rentals is earned and payable to us upon cash receipt of rental income by HRSI. All other manufactured products are sold at prevailing market rates. We recognize revenue for these products upon delivery, when title passes, when collectability is reasonably assured and when there are no further significant obligations for future performance. Typically this is at the time of customer acceptance. Shipping and handling costs related to product sales are recorded as a component of both the sales price and cost of the product sold.

Rental Income — Revenue from rental of the third building on our Vernal campus to Baker Hughes, and our lease revenue from the Superior Auto Body property is recognized according to the terms of the related leases, typically at the beginning of the monthly rental period.

Concentration of Credit Risk.  Historically substantially all of our revenues were derived from our remanufacturing of PDC drill bits under our exclusive contract with Baker Hughes, plus, more recently, our manufacturing of the Drill N Ream units for HRSI. Together, Baker Hughes and HRSI accounted for 96% and 97% of our revenue for the years ended December 31, 2013 and 2012, respectively. However, after our acquisition of Hard Rock upon completion this offering, our historical HRSI revenues and accounts receivable percentages will be spread out among Hard Rock’s customers. For the year ended December 31, 2013, five of HRSI’s Drill N Ream rental customers represented approximately 91% of HRSI’s Drill N Ream rental revenues for that period. We believe that the loss of Baker Hughes as a customer would have a significant adverse impact on our business and results of operations. However, we believe that our purchase of Hard Rock and continuing growth of our new manufacturing business will have a positive effect on diversifying our concentration of credit risk in the future.

Accounts Receivable; Allowance for Doubtful Accounts.  Accounts receivable are generally due within 60 days of the invoice date. No interest is charged on past-due balances. We grant credit to our customers based upon an evaluation of each customer’s financial condition. We periodically monitor the payment history and ongoing creditworthiness of our customers. An allowance for doubtful accounts is established at a level estimated by management to be adequate based upon various factors including historical experience, aging status of customer accounts, payment history and financial condition of our customers. As of December 31, 2013 and 2012, management determined that no allowance for doubtful accounts was deemed necessary due to our expectation that the Company will collect all amounts owed.

Goodwill and Related Intangible Assets.  Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. We will not be recognizing any goodwill as the result of the Reorganization. To determine the amount of goodwill resulting from our upcoming purchase of Hard Rock and other future acquisitions, we will perform an assessment, to determine the fair value of the acquired company’s tangible and intangible assets and liabilities. Goodwill will be allocated to the appropriate subsidiary at that time. Annually, and more often as necessary, we will perform an evaluation of our intangible assets and goodwill for indications of impairment. If indications exist, we will perform an assessment of the fair value of the intangible assets and the goodwill and if necessary, record an impairment charge.

Income Taxes.  From inception, (a) SDP, MPS and ML elected to be taxed under subchapter S of the Internal Revenue Code (“IRC”) for federal income tax purposes and as flow-through entities for state income tax purposes, and (b) SDPCA, SDF, and ET have operated as disregarded single-member LLCs for federal and state income tax purposes. Accordingly, the net income of the Subsidiaries was not subject to corporate level federal or state income taxes. The related tax attributes of the Subsidiaries were passed through to their respective pre-Reorganization owners, and income taxes were payable by those owners. Accordingly, no federal or state income tax provision has been included in the accompanying combined and consolidated financial statements. We do not have any uncertain tax positions as of December 31, 2013 or 2012. Our federal and state tax returns for the years ended December 31, 2012 and 2011 remain open to examination. For the years ended December 31, 2013 or 2012, there were no income tax interest or penalty items recorded in the combined and consolidated statement of operations or as a liability on the combined and consolidated balance sheet.

Upon closing of the transaction, we will become a C-corporation for federal and state income tax reporting purposes. Accordingly, as of that date we become, and after our corporate reorganization continue to be, subject to federal and state income taxes, which may affect future operating results and cash flows. As of December 31, 2013, we estimated a net deferred tax liability of approximately $1.3 million will be established for differences between the book and tax basis of our assets and liabilities. Upon closing, the deferred tax liability will result in a corresponding expense recorded to net income from operations.

Tronco Guarantee.  In 2009, we determined it was probable that we would assume responsibility for the repayment of the principal portion of the Tronco Loan. Therefore we recorded an accrual for the estimated amount of the loss. Management has estimated the amount owed under our guarantee by reducing the principal balance of the loan by the estimated recoverable amount of Tronco’s assets. Tronco’s assets consist of producing properties and approximately 1,533 mineral acres in the Utica shale formation. The fair value of the producing properties was based on the present value of forecasted production while the undeveloped acreage was based on market lease rates. Changes in the estimated loss from the guarantee are included in loss on guarantee obligation in the combined statements of income.

The ultimate amount and timing of a distribution to the Company may vary from this estimate depending on the ultimate proceeds received upon sale of the oil and gas assets. The Company believes that the guaranty obligation is properly presented net of Tronco’s oil and gas assets since the Tronco Loan represents Tronco’s only secured obligations. All other obligations are unsecured.

The estimated probable loss from the guarantee is as follows:

	As of December 31,
	2013	2012
Principal amount outstanding	$8,261,638	$7,917,234
Estimated recoverable amount of Tronco’s assets	(3,866,001)	(3,179,702)
	$4,395,637	$4,737,532

The above estimate of the recoverable amount of Tronco’s assets is highly dependent on the acreage valuations in the Utica shale of Ohio. Acreage valuations can change based the overall oil and gas industry and, specifically, producers' estimate of reservoir location in the area.

Results of Operations

The following table represents our condensed combined and consolidated statement of operations for the periods indicated:

	Year ended December 31,
(in thousands)	2013		2012
Gross revenues	11,923	100.0%	$9,955	100.0%
Cost of goods sold	6,062	50.8%	4,590	46.1%
Gross profit	5,861	49.2%	5,365	53.9%
Operating expenses	2,169	18.2%	1,261	12.7%
Income from continuing operations	3,692	31.0%	4,104	41.2%
Other income	420	3.5%	582	5.8%
Income tax (expense) benefit	—	0.0%	—	0.0%
Change in guaranteed debt obligation	342	2.9%	(207)	(2.1%)
Interest expense	(786)	(6.6%)	(994)	(10.0%)
Net income	$3,668	30.8%	$3,485	35.0%

The following table represents our gross revenues, direct costs, and gross profits for our remanufacturing and manufacturing lines of business by line of business for the periods indicated:

	Remanufacturing business				Manufacturing business
(in thousands)	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2013		Year ended December 31, 2012
Gross revenues	$8,678	72.8%	$6,741	67.7%	$1,558	13.1%	$933	9.4%
Cost of goods sold	2,852	23.9%	2,157	21.7%	2,003	16.8%	1,530	15.4%
Gross profit	$5,826	48.9%	$4,584	46.0%	$(445)	(3.7%)	$(597)	(6.0%)

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues.  Our revenues increased approximately $2 million, or 19.8%, in FYE, 2013 as compared to FYE 2012, with increases in most of our revenue categories. Of this increase, our remanufacturing revenues increased $1.9 million, or 28.7% year over year, and constituted approximately 72.8% of our total 2013 revenues. Our new manufacturing revenues increase approximately $.6 million or 67%, year over year, and constituted approximately 13.1% of our total 2013 revenues. Our Drill N Ream rent royalties decreased approximately $.6 million, or 26.1%, and constituted approximately 14.1% of our total 2013 revenues. The significant decrease in our Drill N Ream rental royalties is due to price decrease as a result of increased competition in the reaming tool industry. The increase in our remanufacturing revenues in 2013 was primarily due to increased demand for our remanufacturing services by Baker Hughes as oil and gas field exploration activity jumped in our primary geographic markets in 2012. Before we formed SDF and ET in October 2011, our remanufacturing revenues made up 100% of our gross revenues. While currently continuing to grow, our revenues could be affected adversely by changes in economic conditions that affect the oil and gas exploration business. We are unaware of any upcoming delays in our customer’s current projects, and therefore are not anticipating such events to influence our revenues in the foreseeable future.

Costs of goods sold; Gross profits.  Gross profits decreased from 54% to 49%. This decrease was due to the Company expanding operations into a third building and adding personnel and related costs to better serve the customers. Our cost of goods sold increased approximately $1.5 million, or 32.1%, during FYE 2013 compared to FYE 2012. Of this increase, our remanufacturing direct costs increases 32.2% year over year, and constituted 47.0% of total cost of goods sold. Our new manufacturing cost of goods sold increased 30.9% year over year, and constituted 33.0% of total cost of goods sold. The increase in our cost of goods sold in 2013 is primarily due to increased demand for our remanufacturing services by Baker Hughes. However, as a percentage of revenues, cost of goods sold increased for FYE 2013. Cost of goods sold increased as a whole because a second shift was added to operations in order to expand capacity. This has allowed the Company to expand operations and given us the ability to provide more services to its customers. Depreciation is included as a direct cost and increased $.3 million or 33.7% year over year and constituted 20.0% of the direct costs

General and Administrative expenses.  Our operating expenses increased approximately $0.9 million, or 71.9%, for FYE 2013 compared to FYE 2012. However, as a percentage of revenues, operating costs increased to 18.2% for FYE 2013, from 12.7% for FYE 2012. Operating expenses include the costs of management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of our employees and the portion of salaries and wages not allocated to direct costs of contract revenues for those employees who provide our products. Operating expenses also include facility costs, professional products, legal and accounting fees, and administrative operating costs. We expense operating costs when incurred. The increase in our operating expenses in 2013 was primarily due to the growth in office and other operational expenses.

Other income.  Other income primarily consists of lease payments received from two real property leases: one from Baker Hughes for lease of the fourth building in our Vernal campus, and the other for lease of the SAB facilities. See “Business — Properties”. For FYE 2013, other income decreased $0.2 million, or 20.4%, as compared to FYE 2012, primarily due to the reduction of buildings rented to Baker Hughes. In 2013 they rented only one building instead of two.

Other expenses.  Other expenses consist primarily of interest expense and Change in Guaranteed Debt Obligation relating to the Tronco loan guaranty. See “— Off-Balance Sheet and Contingent Arrangements”, below. Interest expense decreased $.2 million, or 20.9%, in FYE 2013 as compared to FYE 2012. This decrease was primarily due to paying off higher interest loans and by taking on new loans with lower stated interest rates. The Tronco guaranteed debt obligation decreased by a net $0.5 million, at FYE 2013 as compared to FYE 2012.

Income taxes.  During the years ended December 31, 2013 and 2012, the related tax attributes of our Subsidiaries were passed through to their respective pre-Reorganization owners, and income taxes were payable by those owners. See “Critical Accounting Policies and Estimates — Income Taxes”, above.

Cash Flows

The following table reflects our current assets and liabilities, as of the dates indicated:

	December 31,
	2013	2012
Current Assets
Cash	$11,256	$70,188
Accounts receivable	2,978,666	1,154,494
Prepaid expenses	182,530	184,131
Other current assets	157,066	74,616
Total	3,329,518	1,483,429
Current Liabilities
Accounts payable	$445,947	$231,393
Accrued expenses	277,579	195,171
Current portion of capital lease obligation(1)	258,235	349,741
Current portion of guaranteed debt obligation(2)	4,395,637	—
Long-term debt – related party	—	53,925
Current portion of long-term debt(3)	3,316,578	944,169
Total	$8,693,976	$1,774,399

(1)	Leases on equipment and machinery.
(2)	At December 31, 2013, this amount represents the current portion of the Tronco loan, which will be purchased from the lender at closing of this offering.
(3)	At December 31, 2013, $1.5 million is the current portion of two several other loans, which are scheduled to be paid off at closing of this offering.

Operating activities

For the year ended December 31, 2013, net cash provided in our operating activities was approximately $2.8 million, primarily attributable to approximately $3.6 million in net income, plus $300,000 increase in accounts payable and $1.1 million increase in depreciation, offset in part by approximately $1.8 million increase in accounts receivables and a $300,000 decrease in the guaranteed debt obligation.

For the year ended December 31, 2012, net cash used in our operating activities was approximately $4.3 million, primarily attributable to approximately $3.5 million in net income, plus approximately $206,000 increase in guaranteed debt obligations, $742,000 of depreciation, offset by a increase of approximately $169,000 in accounts receivables, and $85,000 increase in prepaid expenses and a increase of approximately,, $79,000 in other assets.

Investing activities

For the year ended December 31, 2013, net cash used in our investing activities was approximately $168,000, primarily attributable to approximately $196,000 used to purchase additional property and equipment, offset by approximately $28,000 generated from the sale of existing property and equipment.

For the year ended December 31, 2012, net cash used in investing activities amounted to $854,000 primarily resulting from cash used for the purchase of property and equipment of $1 million, offset by proceeds of $165,000 generated from the sale of property and equipment.

Financing activities

For the year ended December 31, 2013, net cash used in financing activities was approximately $2.7 million, primarily attributable to approximately $661,000 in payments on long-term debt, $228,000 in payments on long-term lease obligations, and $4.3 million in S-corporation owners’ distributions, offset by $2.3 million in shareholder capital contributions.

For the year ended December 31, 2012, net cash used in financing activities was approximately $3.5 million, primarily attributable to approximately $617,000 in payments on long-term debt, $147,000 in payments on long-term lease obligations, and $3.0 million in S-corporation owners’ distributions, offset by approximately $207,000 in shareholder capital contributions.

HRSI — Results of Operations

The following table represents HRSI’s statement of operations for the periods indicated:

	Year ended December 31,
	2013		2012
	(in thousands)
Gross revenues	$8,478	100.0%	$11,977	100.0%
Cost of goods sold	2,771	32.7%	3,113	26.0%
Gross profit	5,707	67.3%	8,864	74.0%
Operating expenses	2,501	29.5%	3,021	25.2%
Operating income	3,206	37.8%	5,843	48.8%
Other Income (expense) – net	96	1.1%	5	0.0%
Income tax benefit	(44)	(0.5%)	(31)	(0.3%)
Net income	$3,346	39.5%	$5,879	49.1%

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues.   For the year ended December 31, 2013 (FYE 2013), HRSI’s revenues decreased approximately $3.5 million, or 29%, as compared to the year ended December 31, 2012 (FYE 2012). HRSI is a five-person, family-owned business managed and primarily conducted by its two owners, one of whom is primarily responsible for generating rental contract business, and the other of whom is primarily responsible for both business and financial management. The decrease in Drill N Ream rental revenue for the year ended December 31, 2013 was primarily caused by the diversion of a substantial amount of the owners’ attention to the business sale process, and to HRSI’s first financial statement audit in preparation for this offering. For this reason, and for the reasons discussed in “Business – Our Horizontal Drilling Tools”, we do not believe that the decrease in Drill N Ream revenue in second half 2013 is indicative of future Drill N Ream rental revenues after our acquisition of Hard Rock, and therefore does not constitute a negative trend.

Approximately five of HRSI’s customers are responsible for approximately 93% of HRSI’s revenues. As a result, HRSI’s revenues could be affected adversely by the loss of any of those customers, or by changes in those major customers’ equipment demand as the result of economic conditions that affect the oil and gas exploration business. However, we are unaware of any upcoming delays in HRSI’s customers’ current projects, and therefore are not anticipating such events to influence Hard Rock’s revenues in the foreseeable future.

Costs of goods sold; Gross profits.  HRSI’s costs of goods sold consist almost entirely of the cost of the Drill N Ream tools that it purchases from us, and of the Drill N Ream rental royalties that it pays to us. As a result, the rental royalties will be eliminated after our acquisition of Hard Rock from the proceeds of this offering. The costs of goods sold decreased approximately $0.3 million, or 11%, during FYE 2013 compared to FYE 2012. The decrease in HRSI’s cost of goods sold in 2013 is primarily due to decreased demand for rental of the Drill N Ream tool by HRSI’s customers. However, as a percentage of revenues, costs of goods sold increase to 33% in FYE 2013 from 26% in FYE 2012. The increase in cost of goods sold was due to the increase in tooling costs for repairing more of the rental tools, instead of acquiring new ones as was the case in 2012. Depreciation also increased because the tools have a full year depreciation instead of the partial year in 2012. As a result, HRSI’s gross profits decrease approximately $3.2 million, or 17%, during FYE 2013 as compared to FYE 2012.

Operating expenses.  HRSI’s operating expenses decrease approximately $0.5 million, or 17%, for FYE 2013 as compared to FYE 2012. Operating expenses include facility costs, professional products, legal and accounting fees, and administrative operating costs, which include funding a pension plan for the benefit of HRSI’s owners. The decrease in operating expenses was primarily due to the funding of the pension plan. The pension plan is not part of the assets being transferred to Hard Rock.

Income taxes.  Effective January 1, 2012, HRSI made an election to be taxed as an S-corporation. During FYE 2013 and 2012, HRSI’s related tax attributes were passed through to it owners, and income taxes were payable by those owners. The tax benefit was generated based on reversals of built-in gains after the S-corp election.

Income taxes.  During FYE 2013 and 2012, HRSI’s related tax attributes were passed through to it owners, and income taxes were payable by those owners. The tax benefit was generated based on reversals of built-in gains after the S-corp election.

The following table reflects HRSI’s current assets and liabilities, as of the dates indicated:

	December 31,
	2013	2012
	(In thousands)
Current Assets
Cash	$2,755	$6,580
Accounts receivable	1,032	1,704
Prepaid expenses	13	22
Total	$3,800	$8,306

	December 31,
	2013	2012
	(In thousands)
Current Liabilities
Accounts payable	$77	$1,113
Accrued commissions (payable to SDP)	200	615
Accrued expenses	25	11
Income taxes payable	572	559
Current portion of long-term debt	—	9
Total	$874	$2,307

Cash Flows

Operating activities

For the year ended December 31, 2013, net cash provided by HRSI’s operating activities was approximately $2.9 million, primarily attributable to approximately $3.3 million in net income, plus approximately $500,000 in depreciation and amortization, and an increase of approximately $673,000 in accounts receivable offset by and a decrease of approximately $1.4 million in accounts payable.

For the year ended December 31, 2012, net cash provided by HRSI’s operating activities was approximately $7.7 million, primarily attributable to approximately $5.9 million in net income, plus approximately $764,000 decrease in accounts receivable, approximately $56,000 decrease in prepaids and other current assets, approximately $635,000 increase in payables and accrued liabilities and approximately $358,000 in depreciation and amortization.

Investing activities

For the year ended December 31, 2013, net cash used in HRSI’s investing activities was approximately $400,000, primarily attributable to approximately $800,000 used to purchase additional property and equipment, offset by approximately $400,000 generated from the sale of existing property and equipment.

For the year ended December 31, 2012, net cash used in investing activities amounted to approximately $920,000 primarily resulting from cash used for the purchase of property and equipment of approximately $1.1 million, offset by proceeds of approximately $167,000 generated from the sale of property and equipment.

Financing activities

For the year ended December 30, 2013, net cash used in financing activities was approximately $6.4 million, attributable to approximately $6.4 million in S-corporation owners’ distributions.

For the year ended December 31, 2012, net cash used in financing activities was approximately $1.0 million, attributable to S-corporation owners’ distributions.

Pro Forma Results of Operations — Hard Rock Acquisition

The following table represents our pro forma condensed combined statement of operations for the periods indicated, as if we had completed our acquisition of Hard Rock on January 1, 2013. All Drill N Ream income and expenses have been adjusted to reflect the net effect of HRSI’s rental revenues and direct costs, and SDP’s rental royalties and costs.

	Actual (2) Year ended		Pro Forma(1) Year ended
(in thousands)	December 31, 2013		December 31, 2013
Gross revenues	$11,923	100%	$17,633	100%
Costs of goods sold	6,062	50.8%	9,060	51.4%
Gross profit	5,861	49.2%	8,573	48.6%
Operating expenses	2,169	18.2%	5,570	31.6%
Income from continuing operations	3,692	31.0%	3,003	17.0%

	Actual (2) Year ended		Pro Forma(1) Year ended
(in thousands)	December 31, 2013		December 31, 2013
Other Income	420	3.5%	531	3.0%
Change in guaranteed debt obligation	342	2.9%	342	1.9%
Interest Expense	(786)	(6.6%)	(3,382)	(19.2%)
Income tax (expense)	—	0.0%	(184)	(1.0%)
Net income	$3,668	30.8%	$310	1.8%

(1)	Represents pro forma results of operations as if the Hard Rock acquisition had occurred on January 1, 2013.
(2)	Reflects the actual results of operations of Superior Drilling Products et. al.

This unaudited pro forma condensed combined statement of operations data is presented for illustration purposes only, and does not necessarily indicate the operating results that would have been achieved if the Hard Rock acquisition had occurred at the beginning of the period presented, nor is it indicative of future operating results. The unaudited pro forma condensed combined statement of operations data should be read in conjunction with our historical combined financial statements and accompanying notes included in this prospectus. Also, this unaudited pro forma condensed combined statement of operations data does not reflect HRSI’s actual results of operations, and should be read in conjunction with HRSI’s historical financial statements and accompanying notes presented elsewhere in this prospectus.

Pro forma year ended December 31, 2013 compared to actual year ended December 31, 2013

Gross revenues.  Our FYE 2013 revenues, on a pro forma basis with Hard Rock, would have increased approximately $5.7 million (48%) over our actual results for the same period without the Hard Rock acquisition. This pro forma increase in revenues is primarily due to the amount that the Drill N Ream rental revenue received by HRSI exceeded the rental royalty that HRSI actually paid to us.

Cost of sales; Gross Profit.  In comparison to the significant increase in pro forma revenues for FYE 2013, our pro forma direct costs for FYE 2013 would have increased approximately $3 million, or (49%) as the result of Hard Rock acquisition. However, our percentage of direct costs to revenues would have been consistent at 51% on a pro forma basis, from our actual 51% percentage of direct costs to revenues.

Operating expenses.  On a pro forma basis, our operating costs would have been approximately $3.4 million, or (157%) higher than our actual operating costs, for FYE 2013. However, as a percentage of revenues, our pro forma operating costs would only have increased 14% from our operating costs as a percentage of revenues in FYE 2013. The increase in pro forma operating expenses is primarily due to the cost of marketing salaries and expenses relating to the Drill N Ream rentals.

Income taxes.  On a pro forma basis, our consolidated effective federal and state income tax rate would have increased to 39% as compared to zero for our actual year ended December 31, 2013. This pro forma increase in effective tax rate is due to our Reorganization into a C-corporation holding company structure immediately before closing of this offering and acquisition of Hard Rock. Our actual FYE 2013 effective tax rate of zero is due the pass-through tax status of SDP, SDF, ET, MPS, and ML in FYE 2013. See “Critical Accounting Policies and Estimates — Income Taxes”, above.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents balances, cash flow from operations, and access to financial markets. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures, and repayment of debt. After completion of this offering, we believe that our sources of liquidity, including cash flow from operations, existing cash, and cash equivalents will be sufficient to meet our projected cash requirements for at least the next 12 months, including (a) the increased operating expenses we expect to incur in connection with being a public company, (b) in connection with the additional financial and accounting personnel we have hired or will hire in connection with our change in status to a publicly traded company, (c) our planned acquisition of the Tronco Note, and (d) our planned acquisition of Hard Rock. We will monitor our capital requirements to ensure our needs are in line with available capital resources.

We believe our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel have been and will remain critical to our success. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to increase client contact within their areas of expertise and to expand our business within our product offerings.

We will have broad discretion over the use of the net proceeds in this offering. As of the date of this prospectus, we currently intend to use the net proceeds for the purposes set forth in “Use of Proceeds” with the remainder to be used primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to expand our current business through other acquisitions or investments in other complementary strategic businesses. However, we have no commitments with respect to any other acquisitions at this time. To the extent any net proceeds are used to repay any debt obligations, the aggregate outstanding balance of our notes payable as of December 31, 2013 was approximately $14.3 million with interest rates ranging from 0.0% to 12.0%.

Contractual Obligations

Baker Hughes Contract.  In October 2013, Baker Hughes renewed the Vender Agreement under which we provide them with our remanufacturing services for an additional four years. Under this renewed Vendor Agreement, Baker Hughes has agreed to pay us an amount equal to their cost of remanufacturing at their internal remanufacturing facilities, plus 10%. In addition, we have a right of first refusal to provide remanufacturing services to all of Baker Hughes operations in the western United States, except Texas and Oklahoma, and agree not to perform drill bit remanufacturing services for any other party in the oil, gas, water and geothermal drilling industries. Baker Hughes agrees to provide us with all the PDC diamond cutters needed to remanufacture their drill bits, and they retain a security interest in all of those PDC cutters. The Vendor Agreement also grants Baker Hughes the right, for up to 60 days after termination of the Vendor Agreement, to purchase our Vernal manufacturing facility and the remanufacturing machinery located in our remanufacturing facility, for a to-be-determined fair market value, and subject to certain other requirements and conditions. The Vendor Agreements also include a non-competition provision that precludes us from performing remanufacturing or other services relating to PDC drill bits used in the oil, gas, water and geothermal drilling industries, except to the extent that we were already conducting a line of business before the customer entered into that line of business.

Manufacturing Equipment Leases and Loans.  We have entered into a number of leases of and loans to purchase equipment and machinery used in our new manufacturing operations.

➢	Equipment leases for an Okuma 400 and Okuma 500MU machines with total initial values of $1,076,000, total monthly payments of $22,100, and both maturity dates of December 2015.
➢	A capital lease with purchase option for the Okuma 750 machine used in our new manufacturing facility, which has a current residual value of approximately $1.8 million, accrues interest at the rate of 12% per year, requires monthly payments of approximately $32,300, and expires in August 2017.
➢	Commercial loans to finance the purchase of an Okuma machine, the refinancing of the capital lease of an Okuma machine, and a Nucleus grinding machine, and to pay the required down payment on the above capital lease, with a total outstanding principal balance of approximately $1.5 million, interest rates ranging from 6% to 12%, total monthly payments of approximately $22,000, and maturity dates ranging from February 2014 to December 2020. One of these loans with a balance of $391,000 scheduled to be repaid from our pending bridge financing. Another loan is subject to a one-year waiver of financial covenant that will be satisfied upon the receipt of the proceeds from this offering.

Facilities Loans.

Manufacturing Facility.  Our main Vernal, Utah manufacturing facility (see “Business — Properties”) is titled to MPS, with two buildings leased to SDP, one building leased to SDF, and the one building leased to Baker Hughes. This property is subject to a first Deed of Trust loan in the current principal amount of $4.6 million, which accrues interest at 5.25 per year, requires monthly payments of $33,900, and matures in full in August 2015. We also have granted junior liens on this property as additional collateral for the Tronco Loan and for another commercial loan in the current principal amount of approximately $696,000, which will be repaid from the proceeds of this offering (see “Off-Balance Sheet and Contingent Obligations — Tronco-Related Loans”, below). In addition, in 2012, we purchased one acre and a commercial building that are contiguous to our manufacturing facility, which we currently use for storage, but which is usable for expansion of portions of our business operations. See “Business — Properties”. This contiguous property is subject to a first Deed of Trust loan which is also guaranteed by Mr. Meier and Ms. Meier in the current principal amount of $217,000 which accrues interest at higher of prime + 2.0% or 5.5% per year, requires monthly payments of approximately $2,600, and a balloon payment at maturity in July 2022. This loan additionally requires that the intercompany leases on our main facilities remain intact.

Bakersfield Property.  In 2012, we received funding for expansion of our business into California under the EB-5 program of the United States Citizenship and Immigration Services. In order to obtain funding under this program, our expansion into California had certain job creation and capital investment requirements both in an area targeted by the program for development. We have obtained three loans under the program which bear interest at 2.25 – 5.5% and are collateralized by land, buildings and equipment owned by us and located in Bakersfield, California. Two loans totaling $1,127,000 were completed as of December 31, 2012, and cumulatively require monthly payments of approximately $7,100, including principal and interest. The first loan in the amount of $650,000 has a final maturity date of April 1, 2022, and the second in the amount of $477,000 has a final maturity date October 1, 2032. The current principal amounts are $632,000 and $459,000, respectively. The third loan is for tenant improvements and was still in the construction phase as of December 31, 2012. In July 2013, the third loan was revised to monthly interest only payments of approximately $3,300, and has a final maturity date of May 1, 2017.

Investment Real Estate Loans

Superior Auto Body (SAB) Loans.  Beginning in July 2008, we became co-borrowers with SAB, a related party, for development of an auto body shop located in Riverton, Utah, to be operated by the related party. The auto body shop is titled in MPS and rented to SAB under a lease agreement which requires the co-borrower to make the $17,700 monthly payments on this loan in satisfaction of its lease obligation. Two loans originally totaling approximately $2.8 million were obtained for the purchase of the real property and construction of the facilities. Of that amount, approximately $1,663,000 is currently outstanding under a first Deed of Trust loan which accrues interest at 6%, requires monthly payments of approximately $10,600, and matures in March 2017. The remaining amount was issued under a second Deed of Trust loan, purchased by the SBA which has a current principal balance of $1,095,000, accrues interest at 2.42%, requires monthly payments of approximately $6,100, and matures in July 2032. The purchased real property and constructed improvements are the primary collateral for both loans. See also, “Certain Relationships and Related Party Transactions”.

Naples Property Loan.  This loan is secured by approximately 11 unimproved acres in Naples Utah for a now-terminated property development venture conducted by a now-defunct limited liability company in which Mr. Meier was an investor of the loan on the property. When the venture failed, we took title to the property and assumed this loan. This loan has a current principal balance of approximately $1,297,000, accrues interest at the rate of 7% per year, requires monthly payments of approximately $12,800, and matures in November 2014 with a final balloon payment of approximately $680,000. This loan is secured by the purchased property.

Other Raw Land Loan.  This loan was used to purchase approximately 47 unimproved acres in Vernal Utah that is contiguous to the Meier’s residence for $700,000. Originally, this loan did not bear interest, and was due in full on December 2008. After that maturity date, this loan was orally amended to accrue interest at 8% per year, require monthly payments of $5,000, and mature in December 2018 with a final balloon payment of approximately $358,000. This loan is secured by the purchased property. The loan will be eliminated through distribution of the property before effectiveness of this offering.

Commercial Loans

Bridge Loan.  In connection with this offering, we have entered into a $2 million bridge loan with a private lender. Upon the effectiveness of this offering, this loan would automatically convert into shares of our restricted common stock, upon closing of this offering, at 70% of per share price in this offering, and a warrant to purchase an equivalent number of shares of our common stock at 100% of per share price in this offering. This loan accrues interest at 5% per year starting in November 2014, at which time it will require monthly payments of approximately $50,500, with a balloon payment at maturity in February 2016, if not previously converted under additional conversion provisions of the loan. This bridge loan is secured by a junior blanket lien on our and SDP’s accounts. A portion of the proceeds of this loan was used to repay two commercial loans, totaling approximately $790,000, and the remainder will be used for working capital until closing of this offering, with the balance expected to be used to repay other debt obligations.

Company Plane.  Commercial loan for purchase of company plane. This loan has a current principal balance of approximately $339,000, accrues interest at the rate of 7.35% per year, requires monthly payments of approximately $3,500, matures in May 2026, and is secured by the plane.

Vehicle Loans.  We have also entered into loans to fund vehicle purchases totaling $339,713, with interest rates ranging from 0% to 12%, and maturity dates ranging from February 2014 to December 2020.

Tronco-Related Loans.  In order to fund several large lump-sum payments due on the Tronco Loan before its most recent renewal, we borrowed under a number of secured commercial loans and lines of credit. See “Off-Balance Sheet and Contingent Arrangements — Tronco-Related Loans”, below. Those loans have a total outstanding principal balances of $1,084,000, accrue interest at 7% to require total payments of $13,160 per month, and have maturity dates of October 2014 to November 2014. We repaid $696,000 of those loans from the Bridge Loan discussed above, and intend to repay the remaining $388,000 from the proceeds of this offering.

Contractual Obligations.  The following table presents our contractual obligations and contingent commitments by period as of December 31, 2013. Our obligations to make payments in the future may vary due to certain assumptions including the duration of our obligations and anticipated actions by third parties. See “Use of Proceeds.”

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Long-term debt and capital lease obligations(1)	$19,781	$7,970	$5,835	$3,008	$2,968
Interest payments(2)	2,726	870	953	393	510
Non-cancelable operating leases	530	265	265	0	0
Total	$23,037	$9,105	$7,053	$3,401	$3,478

(1)	Amounts represent the expected cash payments of principal amounts associated with our long-term debt and capital lease obligations.
(2)	Amounts represent the expected cash payments for interest on our long-term debt and capital lease obligations. The interest amount calculated is based on the assumption that the amount outstanding and the interest rate charged both remain at their current levels.

Off-Balance Sheet and Contingent Arrangements

Tronco-Related Loans

Loan Guarantee.  We have guaranteed a loan of Tronco Energy Corporation (“Tronco”), a party related through common control. The Tronco loan, as amended, effective January 1, 2014 has a current principal balance of $6.89 million, accrues interest at 11% per year, requires monthly interest payments of approximately $63,000, and has four six-month extensions which if exercised, will result in the Tronco loan to mature in December 2015, along with a deferred interest obligation of approximately $1.37 million (the

“Tronco Loan”). The Tronco Loan is secured by substantially all the oil and gas properties and reserves of Tronco, and in addition to our guarantee, a personal guarantee of Mr. Meier, Ms. Meier and their personal trusts, and a junior Deed of Trust lien on our Vernal campus. The Tronco Loan also is partially secured by a pledge of all of SDP’s limited liability company membership interests granted by its members, Meier Management Company, LLC and Meier Family Holding Company, LLC, before our Reorganization, and of all of SDF’s limited liability company membership interests granted by its sole member, Meier Management Company, LLC. The lender has consented to the Reorganization in exchange for our pledge of the SDP and SDF limited liability company interests after we acquire them in the Reorganization.

In 2009, it became probable that we would assume responsibility for the repayment of the Tronco Loan. Therefore we recorded an accrual for the estimated amount of the loss. In addition, as of January 1, 2014, we entered into a Note Purchase and Sale Agreement under which the lender agrees to sell us the Tronco Note and supporting loan documents. Upon closing of that transaction, which we intend to fund from the proceeds of this offering, we would step into the lender’s lien position on the collateral securing the Tronco Loan, and would release our guaranty, the guaranty of Mr. Meier, Ms. Meier, and their personal trusts, the limited liability company membership interest pledges and the junior Deeds of Trust against our Vernal Campus.

Upon closing of a sale of the Tronco properties, and our receipt of the proceeds as the then-senior secured lender, we will apply the proceeds against the Tronco Loan. We estimate that our probable loss after application of the sales proceeds would have been as follows if those proceeds had been received as of December 31, 2013:

(Rounded)	December 31, 2013
Principal and deferred interest outstanding	$8,262,000
Estimated recoverable amount of Tronco’s assets	(3,866,000)
Approximate probable loss	$4,396,000

Meiers’ Personal Loans.  In order to fund several large lump-sum payments due on the Tronco Loan before its most recent renewal, the Meiers obtained three loans collateralized by liens on residential real property owned by the Meier’s personally. The Meier’s have made all payments due on these loans from distributions to them from Meier Management Company, LLC and Meier Family Holding Company, LLC. It is our current intent to repay these loans, which total approximately $2 million, from the proceeds of this offering. These loans bear interest at 3.25% to 7.88%, require aggregate monthly payments of approximately $9,100, and have maturity dates of 2036 to 2037. “Use of Proceeds” and “MD&A — Off Balance Sheet and Contingent Arrangements.” However, we may elect to repay two of those loans, equaling approximately $1.3 million, from the currently unused proceeds of the bridge loan before closing this offering, which would be accounted for as a distribution to our members before the Reorganization.

Effects of Inflation

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

OIL AND GAS DRILLING INDUSTRY

Overview

Our revenue is dependent on the following three business categories:

➢	PDC drill bit remanufacturing
➢	New drilling tool manufacturing
➢	Royalties from the Drill N Ream rental revenues

Customer demand in these categories is dependent on a number of factors, including our customers’ forecasts of future energy demand, their expectations for future energy prices, their access to resources to develop and produce oil and natural gas, their ability to fund their capital programs, and the impact of new government regulations.

Drilling Industry Background

Drilling is part of the oilfield services group within the energy industry. The drilling industry is often segmented into the North American market and the international market. These markets share common exposure to the same macro environment, but also exhibit unique factors that drive the dynamics of each market.

Oilfield services companies drill the wells for hydrocarbon exploration and production companies (“E&P” companies). Demand for onshore drilling is a function of the willingness of E&P companies to make operating and capital expenditures to explore for, develop and produce hydrocarbons. When oil or natural gas prices increase, E&P companies generally increase their capital expenditures, resulting in greater revenues and profits for both drillers and equipment manufacturers. Likewise, significant decreases in the prices of those commodities typically lead E&P companies to reduce their capital expenditures, which decreases the demand for drilling equipment.

Most oil and gas operators do not own their own rigs and instead rely on specialized rig contractors to provide the rig and the crew. Drilling contractors typically provide the rig and the operating crews to E&P companies on a day-rate basis. In the U.S., drilling contracts are normally by well or a short-term period (e.g., 90 days). Internationally, the contracts are normally one to three years. International contracts are longer because the E&P company usually owns a larger field and the mobilization costs are prohibitive for anything less than a one-year term.

The drilling industry is highly fragmented and highly dependent on the level of drilling activity. Despite the fact that there are between 200 and 300 land drilling contractors in North America, the top six contractors account for 46% of the rigs. Internationally, most countries have no more than five to ten land drilling contractors in each country, not including the in-house drilling contractors of some national oil companies.

Drill Bits

Historical.  The first drill bits used in the oil drilling industry were “fish tail” bits that were relatively durable but very slow. In 1909, Howard Hughes Sr., patented the first two-cone rotary bit. In 1931, two Hughes engineers invented the “Tricone”, a roller cone drill bit with three cones. The Hughes patent for the Tricone bit lasted until 1951, after which other companies made similar bits. By the early 1980s, the “PDC” (polycrystalline diamond compact) fixed cutter drill bit had gained market traction. PDC fixed cutter bits have no rolling cones or other moving parts. Instead they have ridges studded with synthetic black diamond “cutters” or PDCs, and drilling occurs due to shearing the rock as the bit is rotated by the drill string. The vast majority of drilling today is with PDC bits. The rapid growth of PDC bit usage is partly the result of the remanufacturing process developed by Troy Meier and now conducted by SDP.

Hybrid Drill Bit — Cutting Mechanics.  Today’s modern hybrid drill bit, combines the Tricone roller configuration with PDC fixed cutter framework. These hybrid bits provide “rolling torque” management: the dual action cutting structures balance down-hole dynamics for greatly enhanced stability, bit life, and drilling efficiency. Baker Hughes is the leader in hybrid bit technology and is utilizing the capabilities of SDP to grow this business.

Source: Baker Hughes

Cyclicality and Volatility

The drilling industry is cyclical, and past cycles have been driven primarily by alternating periods of ample supply or shortage of oil and natural gas relative to demand. Oil and natural gas prices rose to record levels in 2008. Prices began to decline in late 2008 in conjunction with the widespread economic recession. While the price of oil rebounded somewhat in 2009 and continued to rise throughout 2010 and 2011, the price of natural gas has remained depressed since 2009 largely due to discoveries of vast new natural gas resources in the U.S. During 2011, oil prices generally remained high due to increased demand, generally flattening international supply and geopolitical tensions. Gas prices trended upwards in the latter half of 2012, followed by a sharp rise due to a cold winter at the end of 2013. Prices, as of April 1, 2014, are above $4.27 per mmbtu.

As global drilling activity has steadily recovered since the 2009 economic downturn, there has been a corresponding increase in new-build rig activity as operators require newer technology to meet increasingly challenging drilling conditions, with a focus on mobility, drilling efficiency, power and safety. We believe this trend will continue to fuel a high level of capital investment in drilling rigs, which presents an opportunity for both capital equipment manufacturers and for value added component suppliers, such as us.

The worldwide level of capital spending by oil and gas companies for exploration, development and production is projected to increase 6% from 2013 to 2014. This increased level of spending is partly driven by the current and expected prices for oil and gas as well as the perceived stability and sustainability of those current and expected prices. Despite continuing macroeconomic concerns and the recent volatility in global commodity prices, expectations for worldwide growth remain favorable.

Drilling Industry Changes and Trends

As more conventional reservoirs have been discovered and depleted from years of production, operators must increasingly turn to unconventional resources, including tight sands, shales and coal-bed methane.

The dramatic growth in the development of unconventional shale and tight sand formations, primarily in North America, is causing increased development of horizontal wells, the well path best suited to developing shale and tight sands. Horizontal wells are typically used in conjunction with hydraulic fracturing, which is used even more frequently as the number of fracturing stages increases.

The reason horizontal drilling has become the predominate method of drilling is because the horizontal section of the well is actually in the producing formation for up to 15,000 ft. Historically, the placement of vertical and directional wells would be able to intersect and produce only from several pay zones. The production from one horizontal well could easily replace the production of a number of conventional vertical or directional wells, and horizontal wells are therefore far more economical.

The increasing growth in horizontal and hydraulic fracturing activity is placing increasing demands on drilling rigs. Greater demand and wear on drilling equipment resulting from increased horizontal drilling requires investment in new equipment to address these unique demands and results in shorter replacement cycles for capital equipment, driving maintenance and refurbishment activity.

Overall service intensity continues to increase in North America as customers are demanding key technologies, such as advanced directional drilling, more complex completion systems and pressure pumping to develop the unconventional plays with liquids content. This change in development activity requires investment in new drilling rigs and related equipment to address the unique demands of these resource plays and places a much greater strain on drilling and completion equipment. These changes have resulted in shorter replacement cycles for capital equipment and increased demand for maintenance and refurbishment of existing equipment. As the industry adapts to these increased demands, we believe that there will be significant opportunities to bring new products and equipment to market, such as the Drill N Ream, that have been designed and engineered with these new challenges in mind.

In the U.S., 64% of the active land rigs, as of March 15, 2013, were drilling horizontal wells, compared to 20% of the active land rigs five years ago, according to data from Baker Hughes. Source: Baker Hughes

Another factor is that, in response to the current commodity environment of high oil prices relative to gas prices, a number of E&P companies have announced that they are reducing dry natural gas drilling and production and redirecting their activities and capital toward currently more economic liquids-rich plays. The slowdown in the spending directly related to natural gas development has been largely offset by incremental investment to develop unconventional plays with crude oil and natural gas liquids content. Liquids-rich plays are those that are characterized by the production of predominantly oil and natural gas liquids, such as ethane, propane, butane and iso-butane, which are used as energy sources and manufacturing feedstocks, the prices of which have historically been highly correlated with oil prices rather than natural gas prices.

Current Oil and Gas Industry Economic Drivers

While we believe that these trends will benefit us, our markets may be adversely affected by industry conditions that are beyond our control. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas drilling and production levels and therefore would affect demand for the products and services provided by us. For more information on this and other risks to our business and the industry in which we operate, see Item IA. Risk Factors — “Risks Related to Our Business and Industry.” The primary drivers expected to impact the 2013 drilling industry business environment include the following:

Worldwide Economic Growth  — In general there is a strong linkage between overall economic activity, growth and the demand for hydrocarbons. The outlook for 2013 has been one of gradual strengthening of economic activity amidst ongoing concerns fueled by sovereign debt issues in Europe, a slowdown in the Chinese economy, and the moderate rate of the economic growth in the U.S. However, this growth may be hampered by weakness or further deterioration of the global economy, particularly in China and Europe.

Oil Production  — The EIA January 2013 Short-Term Energy Outlook projected that non-OPEC oil production would increase in 2013 over 2012. This expected increase in demand for oil, mainly driven by countries outside the OECD, is expected to support higher expenditures within the oil and gas sector. This increase is largely due to continued production growth from U.S. tight oil formations and Canadian oil sands, fostered by sustained higher oil prices. Global OPEC surplus oil capacity, overwhelmingly concentrated in Saudi Arabia, is anticipated to increase in 2013, while at the same time, OPEC oil production is anticipated to fall significantly in 2013. While significant investments are expected to be required to support increases in production capacity, price volatility driven by global economic and geopolitical uncertainties may lead to delays in operator investment decisions across the rest of the world.

Oil Prices — At current oil trading prices, most oil developments globally are expected to continue to provide adequate returns to encourage incremental investment. New midstream infrastructure in the U.S. is expected during 2013 which should help to narrow the price gap between WTI and Brent. Based on oil supply forecasts and modest anticipated economic growth globally, we would expect oil prices to remain relatively strong throughout 2013 barring any major macro-economic events.

Natural Gas Production — Natural gas is an increasingly important hydrocarbon to meet the world’s energy needs. Worldwide natural gas production continues to grow. Despite this overall trend, low natural gas prices in North America have resulted in a reduction in the natural gas-directed rig and completion activity in this region. This began to impact North America natural gas production in 2012, resulting in a gradual increase in Henry Hub spot gas prices in the second half of 2012, but a relatively mild winter season in key consuming regions in the U.S. has pressured natural gas prices downward since November 2012. Overall, worldwide natural gas production will, however, tend to be more stable as high natural gas prices in places such as Europe and Asia encourage sustained global growth of natural gas production. In addition, the announced shift away from nuclear power generation by several countries and the development of natural gas projects in the OECD outside North America is expected to further support natural gas prices.

Natural Gas Prices — With natural gas prices trading, during 2012, at prices which were particularly low when compared to oil on a Btu-equivalent basis, many industry participants believe that the economics of most dry natural gas-directed investments in North America have become marginal. This is primarily due to the abundant supplies available from the unconventional plays in North America, including natural gas produced in association with unconventional oil wells, which is expected to remain high in 2013. The EIA said in its January 2013 Short-term Energy Outlook that working natural gas inventories remain at near record high levels. The EIA, however, expects natural gas prices in North America to increase in 2013 as a result of the reduction in natural gas-directed drilling activity.

BUSINESS

Overview

We are an innovative, industry-leading manufacturer of both remanufactured and new diamond drill bits and drill string components for the oil, natural gas, and mining drilling industries. Our dynamic founders and executives, Troy Meier and Annette Meier, have extensive business and drilling industry knowledge and a proven track record of bringing innovative business ideas to commercial success. From our headquarters in Vernal, Utah, we operate a technologically advanced Polycrystalline Diamond Compact (PDC) drill bit remanufacturing facility, as well as a state-of-the-art, computerized machining facility where we design and manufacture new drill bit and drillstring tools, such as our patent pending “Drill N Ream” well bore conditioning tool (“Drill N Ream”). Starting with our development of the first commercially viable process to remanufacture PDC drill bits, and continuing through our recent introduction of the “Drill N Ream” tool for horizontal drilling applications, we believe that we continue to set the trend in drill bits and drillstring tool technology and design. Exhibiting broad business knowledge with a proven track record of bringing innovative business ideas to commercial success, Mr. Meier and Annette operate SDP together: Mr. Meier serves as CEO with responsibility for our design and engineering operations, and Annette serves as President with responsibility for all of our business operations.

Our History

Mr. Meier’s depth of industry knowledge, engineering skills, innovative thinking, and experience in oilfield services was first developed during a successful 13-year career with Christensen Diamond Products Co., a Norton Company, and its successors, including Baker Hughes, currently the world’s fifth largest oilfield services company. At Christensen Diamond, Mr. Meier established overseas factories in Ireland, Venezuela, and China, starting with the shell of a building, configuring the plants, setting up all manufacturing, and determining equipment and personnel requirements. In addition to this managerial and manufacturing experience, he designed tools to improve efficiency both in the plants he developed and in the drilling field. Mr. Meier became Christensen Diamond’s first drill bit fabricator specialist and, by age 28, became its Northern Region designer responsible for designing drill bits, core systems, bi-centric bits, nozzle systems, and related products.

In 1993, after a highly successful 13-year career with Christensen Diamond (now part of Baker Hughes), Mr. Meier created what we believe to have been the first independent drill bit repair/refurbishing company in the industry. Before Mr. Meier proved that refurbishing PDC cutters was a commercially viable business, the drilling industry scrapped whole drill bits once the PDC cutters were worn out after drilling one or two wells.

In 1995, Mr. Meier also designed a new bit with a unique PDC cutting structure which greatly reduced oil well drilling time, resulting in significant savings to the field operators. In 1996, he negotiated an agreement with Baker Hughes in which he traded exclusive rights to his new PDC cutter technology in return for the right to Baker Hughes’ drill bit remanufacturing business worldwide, something that Baker Hughes had never done before.

Our Drill Bit Business

Our drill bit remanufacturing for Baker Hughes was so successful that remanufacturing used drill bits now has become an industry standard. As the refurbishing industry grew, our arrangement with Baker Hughes evolved into an exclusive agreement to perform all drill bit refurbishment work for Baker’s Rocky Mountain region and points west, including the significant oil-producing states of California and Alaska. Today, we believe that we continue to lead the field in drill bit repair technology; continually improving repair techniques to improve drill bit performance and efficiency.

The Meiers strategically located their drill bit refurbishment operations in Vernal, Utah in order to take advantage of the close proximity to our target market, an experienced oil field labor pool, access to higher education facilities, and a quality of life and cost of living that would attract and retain skilled workers and their families. Starting during the economic downturn in 2007, we reassessed our manufacturing processes and business lines, and decided to reposition the company and redefine its mission to one of bringing high tech machining into the oil and gas and mining industries. Drawing on Mr. Meier’s manufacturing and design expertise, we completely redesigned our manufacturing process, custom designed equipment and facilities, and developed custom software to control all aspects of the drill bit remanufacturing process. Attention was paid as well to addressing safety, health and environmental issues during the manufacturing process.

By fall 2007, we had built and moved into a new SMART facility located in the new Ropers Business Park Vernal, Utah that allowed for future expansion with our occupying two additional buildings, one to house our precision machining and a third to house over flow of both remanufacturing and machining in subsequent years. In 2010, we added another building that is currently leased to Baker Hughes. We now operate from a modern facility with custom features and solutions unlike any other in the industry. We employ a senior work force with special training and extensive experience related to drill bit remanufacturing and tooling manufacture to produce our products and services using a suite of highly technical, computer controlled, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products now use advanced, patent-pending technologies that enable us to increase efficiency, enhance drill bit integrity, and improve safety. Our improvements and efficiencies have increased production capacity from 90 repairs per week in 2008 during a three-shift, seven-day work week, to more than 200 repairs per week in 2013 during only two shifts during a seven-day work week. Baker Hughes now consistently brings its customers to our facilities to showcase our services.

With our new manufacturing platform in place, in 2012, we began designing and manufacturing new steel-body drill bits for Baker Hughes, which is completely separate from our refurbishment contract. Baker Hughes has a large demand for its steel body bits and we can produce those bits in substantially less time due to our enhanced manufacturing capacity. Additional demand has come from Baker’s bit designers who have recognized our precision work and unique capabilities and are sending prototype fabrication requests to us. additional computerized five-axis Multus machining centers (state-of-the-art milling and turning machines), our capacity and the quantity of new drill bits being ordered by Baker Hughes is continually increasing. Additional divisions within Baker Hughes and other oil service industry suppliers, that need specialized precision fabrication also have learned of our new capabilities enabling us to expand our customer base and more rapidly grow this part of our business.

Currently, increased drilling activity in North Dakota, and throughout the Rocky Mountain regions, California, Alaska, and Mid-Continent is creating greater demand for our refurbishment services and new steel-body drill bits to Baker Hughes and other customers we are servicing.

Our Horizontal Drilling Tools

Recently, challenging new horizontal oil and gas well designs and construction have substantially increased the technical demands on drill bit and drill string components. This change in development activity requires investment in new drilling equipment to address the unique demands of this new drilling environment. See “Industry”.

Drill N Ream Well Bore Conditioning Tool.  As a first response to the horizontal drilling challenge, HRSI designed and manufactured the Drill N Ream well bore conditioning tool. The Drill N Ream is a dual-section reaming tool which is located behind the bottom hole assembly (BHA) to smooth and slightly enlarge the well bore in the curved and horizontal sections of horizontal wells, in both oil and water based mud. The Drill N Ream is available in multiple sizes and can be custom manufactured to fit any hole size.

The Drill N Ream removes the well bore tortuosity brought about from the drill bit geo-steering, and from directional drilling overcorrections and formation interactions. As a result, the Drill N Ream extends the horizontal distance of the well bore by (a) smoothing out ledges and doglegs left by the bit, which allows the drill string to move through a conditioned well bore with less friction and stress, (b) reducing tool joint damages and trip time (i.e. the time required to pull up and resend the drill string), and (c) enhancing the power available to drive the drill bit assembly. Each time a drilling operator has to retract a drill string and replace a bit or other drill string component it costs the operator substantial time and money, so anything that allows each run to extend further is of great value to our customers. Each Drill N Ream unit has an average life of 12 runs. As a result, the Drill N Ream tool has been used in over 850 wells and appears to have achieved significant initial industry acceptance in a fairly short period of time. We are currently manufacturing between two to four to ten Drill N Ream units per month. However, we have the capacity to manufacture between 40 to 45 units per month so we believe that there is substantial opportunity for growth in this product line.

Specifically,

➢	We expect that the Company’s larger business organization will permit us to expand the Drill N Ream rental revenue, after closing of the Hard Rock acquisition, substantially beyond what HRSI was able to generate with its much smaller organizational footprint, both in terms of revenue levels and in terms of geographic scope.
➢	The Drill N Ream is specifically designed to reduce the drill string stress and downtime, and therefore the cost, of drilling a horizontal well, such as those typically used in a hydraulic fracturing project. Our initial business plan for the Drill N Ream, after the Company’s acquisition of Hard Rock, is to use our larger sales force to take advantage of the well-documented continuing increase in horizontal drilling and hydraulic fracturing activity in the U.S. (as discussed in the “Business” section of the revised Registration Statement) to drive Drill N Ream rental revenues.
➢	We believe that the Drill N Ream’s adoption and continued use by over 850 well operators to date supports it effectiveness and industry acceptance, particularly given the small size of HRSI’s sales force. In addition, we understand that a number of customers have rented the Drill N Ream after first trying its competitors. We expect the above factors to support increasing interest in, and revenues from, the Drill N Ream over the next several years as more well operators are (a) contacted by our larger sales force, and (b) reports of its effectiveness are transmitted through word-of-mouth by an increasing user base to other well operators.

We spent $282,207 and $68,007 in 2013 and 2012, respectively, on research and development with respect to both improving our existing products and developing new products. Our R&D costs are built into our pricing models for products and services, and are not directly borne by any of our customers.

Other Horizontal Drill String Tools.  We are developing a suite of other horizontal drill string tools, using our unique facility and technology platform, and exploiting our additional capacity and manufacturing expertise. Our new product delivery goal is to bring to market at least one new tool per year. Our subsidiary, Extreme Technology (ET) currently has 4 new projects in the pipeline. Each of these pending drill string tools addresses a different technical challenge affecting today’s horizontal drilling designs. We expect our next pending drill string stimulation tool to be released in third quarter 2014. The drill string stimulation tool is designed to help dissipate the inertial drag of a horizontal drill string by generating rhythmic pulses that break the frictional connection between the drill string and well bore greatly enhancing drill rates. Additional new design products are anticipated to be ready for field testing during the first quarter of 2015.

Clean Out Bits:  There is a need in the industry for an inexpensive bit that can be used for the purpose of drilling out plugs or debris left in the production casing after the completion process. Our manufacturing technology allows us to produce products that are ideal for this purpose and very competitive in price.

Effect on Remanufacturing Business.  Our manufacturing initiatives are expected to increase our remanufacturing business significantly. We project that 50% of our new steel body bits and horizontal drilling tools will be sent back to us for refurbishment. We estimate that each bit or tool can be repaired approximately six times before it can no longer be repaired.

Hard Rock Acquisition

Under our existing agreement with HRSI, we produce the Drill N Ream units and HRSI markets them to well operators on a rental basis. This arrangement allows the well operator to switch out Drill N Ream tools when theirs becomes dull, and HRSI then returns the dull tools to us for refurbishing. We now have the opportunity to purchase HRSI’s interest in the Drill N Ream business, including the Drill N Ream patents and tool inventory.

Immediately after closing this offering, we will close our purchase of Hard Rock from HRSI. Hard Rock’s primary business is renting the Drill N Ream tool directly to oilfield operators. HRSI was organized and began operations in 2001. HRSI’s president and Mr. Meier are currently the co-owners of the patents pending covering the Drill N Ream tool. HRSI is the sole authorized distributor and sales agent for the Drill N Ream tool, which we manufacture, under a profit sharing arrangement. In 2013, HRSI formed Hard Rock as a wholly-owned subsidiary, and transferred its tool rental business to Hard Rock, in order to facilitate our purchase transaction. We intend to use a portion of this offering’s proceeds to purchase Hard Rock, at which time it will become our wholly-owned subsidiary.

In order to effect that transaction, SDP and HRSI have signed a Membership Interest Purchase Agreement (MIPA) which includes a $25 million purchase price, with half payable at closing, and the other half payable under a seller-held note payable in annual installments over three years. See “MD&A — Hard Rock Acquisition”. Each of Mr. Meier and HRSI’s president has transferred their respective 50% interest in the Drill N Ream patents pending to a new limited liability company, under the terms of a Intellectual Property Protection Agreement (IPPA), and that entity will transfer all of the patents pending to us at closing of our purchase of Hard Rock. The signed MIPA and PPA are being held in third-party escrow pending closing of this offering and the purchase transaction. SDP will assign its interest in the MIPA and PPA to us in connection with our corporate reorganization immediately before closing this offering.

Growth Strategies

We intend to pursue the following growth strategies as we seek to expand our market share and solidify our position as a leading drill bit and drill string component manufacturer:

➢	Continue to enhance our Baker Hughes relationship. We intend to continue developing our long-time relationship with Baker Hughes. We believe that we have a substantial opportunity to leverage our existing relationship into managing some of Baker Hughes’ internal drill tool resurfacing operations, and into expanded new production orders with Baker Hughes.
➢	Leverage our post-offering acquisition of the Drill N Ream tool rental business. Upon completion of the acquisition, we intend to combine Hard Rock’s existing marketing team and customer contracts with Mr. Meier’s extensive connections in the drilling industry, in order to increase market penetration and revenues for the Drill N Ream tool and to aggressively build this business into new geographic markets.
➢	Leverage Technical Expertise to Develop and Market New Products. We intend to use our deep technical and high tech capacities in advanced materials science, and the manufacture and assembly of precision drilling products, to identify new products, services and markets, particularly horizontal drill string enhancement components. We also intend to use the Hard Rock marketing and sales team to propel our upcoming drill string component products successfully into the drilling marketplace.
➢	Seek strategic acquisitions to enhance or expand our product lines. In analyzing new acquisitions, we intend to pursue opportunities that provide either the critical mass to function as a profitable, stand-alone operation, or that are geographically situated to be complementary to our existing operations. We believe that strategic acquisitions will enable us to exploit economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-marketing opportunities among our drill tool product offerings.
➢	Strengthen and support our employees. Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. To achieve our goals, we intend to remain focused on providing our employees with training, personal and professional growth opportunities, as well as adding performance-based incentives, including opportunities for stock ownership.

Competition

Drill Bit Remanufacturing.  The primary competitors for our drill bit remanufacturing services are the in-house units at Hughes Christensen, the division of Baker Hughes responsible for drill bits. However, our competitive advantage is demonstrated by both our significantly superior production times, according to reports we have received from Baker Hughes regarding their in-house production times, as well as our client’s continuing requests for us to take over or manage the work currently being done by those in-house units.

Other drill bit manufacturers also have in-house remanufacturing units, but they are not our competitors since we have an exclusive contract with Baker Hughes.

Drill String Tools.  The primary competitors for our Drill N Ream tool are several single-section reaming tool manufacturers, including Baker Oil Tools (a division of Baker Hughes), NOV, and Schlumberger each priced between $15,000 – $30,000 per unit on a rental basis for each run. However, we believe that the Drill N Ream tool is the only dual-section or dual cutting structure drill string reamer on the market today. It is priced at $20,000 to $25,000 per unit per run, with most runs extending for five to ten thousand feet. We believe that distinction will allow us to continue building on the Drill N Ream tool’s first-mover advantage once we complete our acquisition of Hard Rock upon closing of this offering. We believe that our other pending drill string tools are at the forefront of drill string tool technological development for horizontal drilling. Consequently, potential competitors who may be developing similar technology are currently unknown. There are existing tools that would compete with the drill string stimulation tool, such as the Agitator tool marketed by NOV. However, we believe our technology in the drill string stimulation tool offers significant advantages over the Agitator and we believe will be rapidly accepted in the drilling market.

Competitive Strengths

We believe that we differentiate ourselves from our competitors on the basis of the quality and reliability of our products and services, our proprietary technology, and our ability to rapidly respond with products that meet the most demanding needs of our customers.

•	Experienced management team with proven track record. Our executive officers and senior operational managers have extensive experience both with us and in the oilfield service industry generally. Our chief executive officer and co-founder, Mr. Meier, has a 33-year relationship with Baker Hughes, providing innovative ideas to support Baker Hughes in maintaining their leadership role in the drill bit industry. Meier family entities will continue to own the majority equity interest in us following the completion of this offering, which we believe aligns their interests with the interests of our public investors.
•	Cutting-edge manufacturing capacity and proprietary technology. In 2010 we designed a cutting-edge machining facility with custom features and solutions unlike any other in the industry. We recruited and hired a high level, cross- industry machining design and tooling team to produce our products and services using a suite of highly technical, computer controlled, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products now use advanced, patent-pending technologies that enable us to increase efficiency, enhance precision drill bit and drill string tool integrity, and improve safety. Mr. Meier currently has a number of U.S. patent applications pending, and related international patent applications pending, both (a) as co-inventor with respect to the patents pending that relate to the Drill N Ream, which will we will acquire upon closing the acquisition of Hard Rock upon completion of this offering, and (b) being prepared with respect to our pending line of other horizontal drilling tools.
•	Industry-recognized expertise and innovation. We believe that we have developed a strong reputation for producing quality products and services based upon our industry-recognized depth of experience, ability to attract and retain quality employees, and innovative processes and applications. A number of the drill bit remanufacturing processes and technologies that we developed have now become industry standards.
•	Proprietary technology and intellectual property. Mr. Meier currently has a number of U.S. patent applications, pending and related international patent applications pending, both (a) as co-inventor with respect to the patents pending that relate to the Drill N Ream, which will we will acquire upon closing the acquisition of Hard Rock upon completion of this offering, and (b) being prepared with respect to our pending line of other horizontal drilling tools.
•	Strong, long-term client relationship. We believe that Baker Hughes has contracted with us the last 18 years of our 21-year existence because of the Meier’s commitment to production efficiency, reliability, service quality, and innovation. While generally a small portion of the overall well cost, fast turn-around time in replacing worn out drill bits is critical to protecting the producer’s investment in the well. The economic stakes are high where day rates for drilling rigs and other associated services can approach $150,000 per day, and a producer’s investment in a single well can exceed $10 million. Offshore the costs are much higher. Our efficiency in providing refurbished drill bits can save Baker Hughes’ rig operator customers days or even weeks, which can translate directly into significant and measurable savings.
•	Experienced, talented, and motivated employees. Our expertise stems from years of experience, a focus on technical innovation, and our highly trained and dedicated workforce. We employ seasoned professionals and technicians with a broad array of specialties and a strong customer service orientation. We have also actively recruited experts from a number of non-oil, high technology manufacturing industries in order to develop new approaches and technologies for our field. Our corporate culture places a high priority on investing in our people. In addition, we proactively strive to be a desirable employer in the small economy of Vernal, Utah, giving us the ability to attract and retain the loyalty of capable local employees. We are also working with local university and high school to develop and teach local programs in machining and engineering expertise and technical resources.

Trends in the Industry

We believe that the following trends will positively affect the oilfield drilling industry, and consequently the demand for our products in the coming years. Also see “Industry”.

•	Increasing global demand for crude oil and natural gas has spurred increases in energy development spending. The crude oil and natural gas industry benefits from increased consumption of hydrocarbons, caused in part by the industrialization of China, India and other developing countries. Industry projections call for hydrocarbon demand to continue to increase for the foreseeable future requiring continued heavy investment in the industry.
•	Significant recent increases are occurring in U.S. oil and gas exploration, development and extraction. The increase in oil and gas production in the US is well documented. Driving this increase in production has primarily been the growth in horizontal drilling in various shale plays around the country. Starting with the Barnett Shale in Texas, horizontal shale drilling technology has expanded in the past few years to many other plays, including the Haynesville in Louisiana and Texas; the Woodford, Anadarko and Granite Wash in Oklahoma and Texas; the Marcellus in Pennsylvania; the Eagle Ford and Permian Basin in Texas; the Niobrara in Colorado; the Utica in Ohio; the Uinta Basin in Utah; and most notably the Bakken in North Dakota. All of these new plays utilize horizontal drilling and hydraulic fracturing for their success. This type of drilling technology plays right into the hands of our business plan as they all utilize bits that we manufacture or refurbish, they can all benefit from the Drill N Ream and upcoming new drill string enhancement tools, and product quality, service and reliability are highly prized.
•	Significant new well development is required to replace naturally declining production. Despite elevated exploration and development activity in recent years, oil supply has only experienced modest gains, highlighting the difficulty in overcoming the natural decline rates of large legacy fields. The International Energy Agency (the “IEA”) estimates that in order to overcome the decline in production from existing fields, and to keep pace with projected demand increases, new production of approximately 40 million barrels of oil per day (an amount equal to nearly 60% of 2011 global oil production) must be added by 2035. A significant number of new wells will be required to make up for declines in production from existing fields and the projected increase in global oil demand.
•	Increasing complexity and costs of well construction. As conventional sources of oil and gas are depleted, the oil and gas industry continues to develop new technologies and techniques that allow operators to develop a wider range of unconventional oil and gas resources, such as oil and gas shales. Certain of these techniques include drilling deeper and horizontal well paths with long lateral lengths and multi-stage completions, often in high temperature and high pressure environments. These types of unconventional drilling generally require the development of new techniques and specialized drilling tools, such as those manufactured by us.

Customers

The increasing growth in horizontal and hydraulic fracturing activity is placing ever increasing demands and wear on drilling rigs and drilling equipment. These demands shorten the replacement cycles for capital equipment, and increase the demand for maintenance and refurbishment of existing equipment.

Drill Bit Remanufacturing.  Our sole customer for our drill bit remanufacturing services is Hughes Christensen, the division of Baker Hughes responsible for drill bits, under our exclusive long-term contract with them. For the past 18 years, we have serviced the Rocky Mountain, California and Alaska oilfields exclusively for Baker Hughes’ substantial number of oilfield operations and customers. We work directly with their field engineers, manufacturing and marketing representatives to develop new products and enhancements, improve efficiency and safety, and solve complex drilling tool problems. Baker has also approached us to handle all of the bit remanufacturing for its north east customers and to accept overflow work from Mid-Continent facility, or to manage those facilities for them.

Drill String Tools.  E&P operators, our customers, are demanding key technologies, such as advanced directional drilling and more complex completion systems. As the industry adapts to these increased demands, we believe that there will be significant opportunities to bring new products and equipment to market, such as our Drill N Ream tool, that have been designed and engineered with these new challenges in mind. We also believe that this product expansion will drive substantial growth in our remanufacturing service offerings as each of these drill string tools cycle through the refurbishment process up to 12 times through the life of the tool, as opposed to only six refurbishment cycles for a drill bit.

The US currently has approximately 1,800 oil and gas drilling rigs in operation, and internationally there are approximately another 2,000 rigs in operation. Our goal is to first capture an economically significant percentage of the U.S. market for each of our newly released, innovative products before market competition sets in, and then move on to identify the best international markets on which to focus our sales efforts.

New Product Development and Intellectual Property

Our sales and earnings are influenced by our ability to provide the high-level service that our customers demand successfully, which in turn relies on our ability to develop new processes, technology, and products. Much of our product development occurs in response to specific customer requests, in which case we are typically able to pass costs along to the customer. However, we have also historically dedicated additional resources toward the development of new technology and equipment to enhance the effectiveness, safety, and efficiency of the products and services we provide. Although certain of our competitors may spend greater amounts on research and development, we believe that our product development efforts are greatly enhanced by the investments of management time and energy we make to improve our customer service and to work with our customers on their specific product needs and challenges. We spent $282,207 and $68,007 on our research and development projects in 2013 and 2012, respectively. Our R&D costs are built into our pricing models for our products and services, and are not directly borne by any of our customers.

Of greatest importance to our development efforts is our ability to preserve excellent customer relations and stay close enough to our customers’ operations so that we can observe opportunities to make changes to our service offerings (and the products that support them) that would yield the maximum benefit to our customers. Although we highly value our proprietary products and technology, we also depend on our technological capabilities, customer service oriented culture, and application of our know-how to distinguish ourselves from our competitors. We also consider the services we provide to our customers, and the technical knowledge and skill of our personnel, to be more important than our registered intellectual property in our ability to compete. While we stress the importance of our research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new and updated products are such that we cannot assure you that we will realize any particular amount of future revenue from the services and related products resulting from our research and development programs.

Although in the aggregate our intellectual property is important to us, we currently do not regard any single component as critical or essential to our business as a whole. However, upon our acquisition of Hard Rock, the suite of patents pending that cover the Drill N Ream tool will be significant to our post-offering business. Also see “Proprietary Rights”, below.

Seasonality

A substantial portion of our business is not significantly impacted by changing seasons. A small portion of the revenue we generate from selected operations may benefit from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In the past, some of our revenue in Alaska has declined during the second quarter due to warming weather conditions that resulted in thawing, softer ground, difficulty accessing drill sites and road bans that curtailed drilling activity.

Marketing and Sales

We do not engage in any marketing or sales efforts for our PDC drill bits in the oil and gas industry because we are under an exclusive contract with Baker Hughes for those services.

For the Drill N Ream tool, HRSI has conducted substantially all of the sales and marketing efforts to date under our manufacturing and licensing arrangement. To date, the Drill N Ream tool has been deployed largely in North Dakota’s Bakken oil field, and in Utah, Oklahoma, and Texas. Our goal is to expand the Drill N Ream tool’s coverage by targeting a substantially expanded sales and marketing effort in the Ohio, Pennsylvania, Oklahoma, Texas, California, and Utah oil fields, among others. Upon our acquisition of Hard Rock from the proceeds of this offering, we intend to build a strong sales and marketing team to market the Drill N Ream tool to oilfield operators, as well as our other pending drill string tools once they are brought to market.

Suppliers and Raw Materials

We acquire supplies, component parts, products and raw materials from suppliers, including steel suppliers, foundries, forge shops and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, industrial diamond, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our component parts, products or specific raw materials are only available from a limited number of suppliers.

Our ability to obtain suitable quality raw materials and components, such as PDC’s, steel and flux, solder, heating elements, is critical to our ability to remanufacture Baker Hughes drill bits, and to manufacture the Drill N Ream tool and other pending drill line products. In order to purchase raw materials and components in timely and cost effective manner, we have developed both domestic and international sourcing connections and arrangements. We maintain quality assurance and testing programs to analyze and test these raw materials and components in order to assure their compliance with our rigorous specifications and standards. We generally try to purchase our raw materials from multiple suppliers so we are not dependent on any one supplier, but this is not always possible.

One of the challenges with our new drilling tool manufacturing division has been getting steel at a good price, accurate specifications, and on time delivery. We have experienced increased costs in recent years due to rising steel prices. Since Baker Hughes pays the cost of materials and supplies used in our drill bit remanufacturing process, cost increases are not as critical a short-term financial component for that line of business. We cannot assure that we will be able to continue to purchase these raw materials on a timely basis or at historical prices.

Employees

As of January 1, 2014, we had 54 full-time employees. Our employee turn over rate for 2013 was approximately 2%. We generally have been able to locate and engage highly qualified employees as needed and do not expect our growth efforts to be constrained by a lack of qualified personnel. None of our employees is covered by an ongoing collective bargaining agreement, and we have experienced no work stoppages. We consider our employee relations to be good.

Properties

Manufacturing Facility.  Our principal executive offices and manufacturing facilities are currently in three buildings located at 1583 South 1700 East in Vernal, Utah, which are owned by MPS. MPS leases those buildings to SDP and SDF under the terms of two five-year leases, at an approximately market rate, with annual one-year extensions after expiration of the initial term. After completion of the Reorganization, all lease payments will be eliminated in our consolidated financial statements. In 2012, we purchased one acre with a commercial building that is contiguous to our manufacturing facility, and which we currently use for storage. However, that facility would be usable for expansion of portions of our business operations. Also see “MD&A — Contractual Obligations — Real Estate Loans”. Also, March 2014, we entered into a lease for another commercial building in Vernal, Utah which will be occupied by ET in order to expand its research and development activities.

Bakersfield Facility.  In 2012, we acquired property and a facility in Bakersfield, California on which to develop a second remanufacturing facility. The Bakersfield location was chosen for its proximity to Baker Hughes’ western and foreign customer base, in order to provide faster turn-around times, easier access to seaports, and reduced shipping costs for that customer base than is possible from our primary Vernal Utah manufacturing facility. However, due to local construction permitting issues for needed renovations to accommodate our production processes, and to subsequent internal cash constraints, our development of the Bakersfield facility was put on hold. In February 2013, we leased the Bakersfield facility to an unrelated party for $7,500 month on a 1-year 8 month term, and with an option to purchase the property for $1,650,000 at the conclusion of the initial lease term.

Investment Properties.  Through MPS, we own several properties acquired in connection with projects with related parties. Those properties are (a) the Superior Auto Body facility in Riverton, Utah, which MPS owns and leases to a related party, (b) an 11-acre parcel in Naples, Utah acquired for an oil well site that was subsequently determined to be non-productive, and (c) 47 acres of raw land contiguous to the Meiers’ personal residence. See “MD&A — Contractual Obligations — Real Estate Loans”.

Proprietary Rights

We rely primarily on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection methods to protect our proprietary technology. Mr. Meier currently has a number of U.S. patent applications pending, and related international patent applications pending, both (a) as co-inventor with respect to the patents pending that relate to the Drill N Ream, which will we will aquire upon closing the acquisition of Hard Rock upon completion of this offering, and (b) individually with respect to our pending line of other horizontal drilling tools. There is no assurance that our patent applications will result in issued patents, that the existing patents or that any future patents issued to us will provide any competitive advantages for their products or technology, or that, if challenged, the patents issued to us will be held valid and enforceable. Despite our precautions, unauthorized parties may attempt to copy aspects of the our products or obtain and use information that we regard as proprietary. Existing intellectual property laws afford only limited protection and policing violations of such laws is difficult. The laws of certain countries in which the Company’s products are or may be used by our customers do not protect our products and intellectual property rights to the same extent as do the laws of the United States. There is no assurance that these protections will be adequate or that our competitors will not independently develop similar technology, gain access to our trade secrets or other proprietary information, or design around our patents.

We may be required to enter into costly litigation to enforce its intellectual property rights or to defend infringement claims by others. Such infringement claims could require us to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all.

Environmental, Health and Safety Regulation

While our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection, we have put a strong focus on these issues.

We designed and build our Vernal facility as a fully-contained business park, except for the city sewer connection. Underlying our entire facility, including parking lots and runoff storage areas, is a complete capture and containment field that collects all building drainage and ground run off in isolated tanks. Captured drainage and runoff, as well as all hazardous waste generated in our manufacturing processes is regularly removed from our facility by a certified hazardous waste disposal company. However, the trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance could have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste.  The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Environmental reviews done in connection with a new housing project contiguous to our Vernal facility identified some petroleum incursions. However, it has been determined that the source of the incursions is not from our property.

Water Discharges.  The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. A responsible party includes the owner or operator of a facility from which a discharge occurs. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Employee Health and Safety.  We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

There is no assurance that any present or future noncompliance with Environmental Laws will not have a material adverse effect on the Company’s results of operations or financial condition. See “Risk Factors — Environmental Matters.”

Insurance and Risk Management

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses.

Currently, our insurance program includes, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicle, workers’ compensation, and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery.

Legal Proceedings

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations or financial position, except as follows:

In October 2013, Del-Rio Resources, Inc. (“Del-Rio”) filed suit, on its own behalf and derivatively on behalf of Philco Exploration, LLC, against the following co-defendants (a) Tronco Ohio, LLC (“TO”) and Tronco Energy Corporation (“Tronco”), (b) the lender on the Tronco Loan, ACF Property Management, Inc. (p.k.a. Fortuna Asset Management, LLC, ) (“ACF”), (c) the Meiers personally, and several of their family trusts, (d) Meier Family Holding Company, LLC and Meier Management Company, LLC, and (e) SDP and MPS. That suit is currently pending in the Eighth Judicial District Court, Unitah County, Utah under Cause # 130800125.

Tronco and Del-Rio are the sole owners and managers of Philco Exploration, LLC (“Philco”). Philco served as the exploration operator. Part of the collateral for the Tronco Loan was Philco’s mineral leases. Del-Rio’s suit alleges that the defendants made amendments to the Tronco Loan without complying with the voting provisions of Philco’s operating agreement, and that all of the Meier-related entities somehow benefitted from the Tronco Loan proceeds, in an unspecified manner. Del-Rio’s suit seeks to invalidate ACF’s deeds of trust on the Philco mineral leases, and to quiet title to those leases in Philco. Del Rio is also requesting monetary and punitive damages, disgorgement, prejudgment interest, post judgment interest, costs, and attorney fees, against all defendants, in an amount to be determined at trial.

We believe that Del-Rio’s claims are without merit, and all defendants are actively defending in this matter. In particular, SDP’s and MPS’ only involvement was to grant guaranties and/or security interests in their respective separate personal and real property to ACF to additionally collateralize the Tronco Loan. In addition, since we plan to pay off the Tronco loan with the proceeds of this offering, we believe that the basis of Del-Rio’s damages claims will be nullified. Consequently, we do not believe that Del-Rio’s purported claims against SDP and MPS will have any material adverse effect on our cash flow, business, or operations.

MANAGEMENT

Executive Officers, Directors, and Director-Nominees

The following table sets forth information regarding our executive officers, directors, and director-nominees.

Name	Age	Position
G. Troy Meier	52	Board Chair and Chief Executive Officer
Annette Meier	51	Director, President, and Chief Operating Officer
Christopher D. Cashion	58	Chief Financial Officer
Rich Mahoney	50	Vice President of Finance
David Gale	38	Vice President of Operations
Joshua J Smith	32	Vice President of Manufacturing
Terrance Cryan	51	Director — Nominee
Robert Iversen	59	Director — Nominee

Troy Meier. Co-Founder, Board Chair and Chief Executive Officer. Mr. Meier has over 33 years of experience in the oil and gas industry. Mr. Meier and co-founder Annette Meier founded the company that is now SDP in 1999. Since that time through the present, Mr. Meier has spearheaded the development of our new manufacturing business conducted by SDF, and our research and development activities conducted by ET. As our chief innovator, Mr. Meier has been responsible for not only inventing, but also designing, engineering and manufacturing industry specific machinery and processes and has several patent applications pending. Previously, in 1993, Mr. Meier started SDP’s predecessor, Rocky Mountain Diamond, after thirteen years with Christensen Diamond and its successors. At Christensen Diamond, Mr. Meier established overseas factories in Ireland, Venezuela, and China. In addition, Mr. Meier designed tools to improve efficiency both in the plants and in the field. Previously, Mr. Meier had been Christensen Diamond’s first drill bit fabricator specialist and by age 28, was made the Northern Region design engineer responsible for designing drill bits, core systems, centric bits, nozzle systems, and related products. As the co-founder, Mr. Meier for the last five years has focused 100% of his attention on our development and growth.

Mr. Meier was selected to serve on our board of directors and as the as the Board Chair because of his extensive industry experience, his role as our co-founder and chief innovator, and his and Ms. Meier’s majority shareholding.

Annette Meier. Co-Founder, Director, President, and Chief Operating Officer. Ms. Meier has over 20 years of experience in the oil and gas industry. Since our inception in 1999 to the present, Ms. Meier has managed all of our day-to-day operations and business. In 2008, Ms. Meier envisioned and co-created “CHUCK,” our custom shop management and inventory program software. Ms. Meier was also instrumental to the development of the “nucleus grinding system,” that is currently utilized in our new manufacturing processes. In 2005, Ms. Meier served as the creator and chief architect of the Ropers Business Park, the state-of-the-art campus that houses our remanufacturing and new manufacturing facilities in Vernal, Utah. Ms. Meier’s understanding of our business processes resulted in her designing and facilitating the SMART FACILITY layout, process and control systems within the manufacturing plant. Previously, in 1993, Ms. Meier co-founded and managed SDP’s predecessor, Rocky Mountain Diamond. As the co-founder, Ms. Meier for the last five years has focused 100% of her attention on our development and growth. Ms. Meier has been the recipient of numerous state, local and industry awards over the years that recognized her for innovation and leadership.

Ms. Meier was selected to serve on our board of directors because of her extensive industry experience, her role as our co-founder and substantial knowledge of our day-to-day operations, and her and Mr. Meier’s majority shareholding.

Christopher D. Cashion. Chief Financial Officer. Mr. Cashion has over 30 years of experience in the fields of accounting, finance and private equity. Mr. Cashion joined us in March 2014 to serve as our Chief Financial Officer on a full-time basis. Previously, Mr. Cashion worked as an independent financial and business consultant since 1998. From January 2013 through February 2014, Mr. Cashion was the Chief Financial Officer for a Houston based hydraulic frac equipment manufacturing company. Previously, from

January 2005 till August 2012, Mr. Cashion provided chief financial officer services to five start-up portfolio companies owned by the Shell Technology Venture Fund, a private equity fund. Prior to his tenure with the start-up portfolio companies Mr. Cashion worked for the First Reserve Corporation, a private equity firm from 1991 to 1993. Mr. Cashion worked with Baker Hughes, Inc. from 1981 to 1991 and with Ernst & Young from 1977 to 1981. Mr. Cashion holds a B.S. in Accounting from the University of Tennessee and an M.B.A. in Finance and International Business from the University of Houston. Mr. Cashion has been a Certified Public Accountant since 1979.

Rich Mahoney. Vice President of Finance. Mr. Mahoney has over 28 years of experience in the field of accounting and finance. Mr. Mahoney has worked in various positions over the past 28 years including serving as Staff Accountant, Accounting Manager, Controller and Operations Manager. Mr. Mahoney has worked in multiple industries, as well as served as an accountant for publicly traded companies. From June 2009 to August 2011, Mr. Mahoney served as the Office Manager at Mainstreet Tax and Accounting, an accounting firm. From August 2011 to the present, Mr. Mahoney has served as our Vice President of Finance. Mr. Mahoney received a Bachelor of Science in Accounting followed by a Master in Science in Taxation from California State University. Mr. Mahoney was subsequently Certified as a Certified Public Accountant in the State of Washington.

David Gale. Vice President of Operations. Mr. Gale joined us in August 2007 as the Information Technology Manager. During his short tenure at Superior Drilling he has successfully managed and updated the technology in the Company, including servers, SQL databases, in-house software, computer hardware, and peripherals. Additionally, Mr. Gale, with Ms. Annette Meier, co-created, designed, and programmed “CHUCK”, a complete shop management and inventory program. Mr. Gale is also the principal designer for Superior Drilling’s paperless system using SQL database server networking and touch monitors and web services, including a real-time customer-driven inventory tracking system web-based satellite access for customer base. Mr. Gale has also been able to successfully utilize his media background to develop marketing campaigns and materials for Superior Drilling in various mediums including but not limited to: web sites, long and short form commercials, instructional video, brochures, business cards, power point presentations. Mr. Gale graduated from Brigham Young University with a Bachelors of Arts degree in Journalism and is the recipient of the Edward R. Murrow journalism award.

Joshua J Smith. Vice President of Manufacturing. Mr. Smith is the Vice President of Manufacturing for Superior Drilling Products. Mr. Smith joined us in January, 2011. Previously, Mr. Smith, from 2009 to 2011, was the Applications Manager at Primary Weapons Systems where he successfully established an infrastructure that would support the operator-free processes necessary for premium firearm manufacturing. Prior to that, Mr. Smith served as Programming Lead at the General Products Machine Shop from 2004 to 2009, in Idaho. Mr. Smith has significant experience transitioning existing machine shops to become state of the art manufacturing facilities. Mr. Smith has a background in CNC machining, application engineering, and “lights out” operation. Mr. Smith frequently advises on challenging applications for customers and third parties. Mr. Smith obtained his certification in Computerized Machine Technology from Idaho State University in 2004.

Terence J. Cryan. Director Nominee. Mr. Cryan has over 20 years of international business experience as an investment banker based in both the United States and Europe. In 2001, Mr. Cryan co-founded Concert Energy Partners, an investment and private equity firm based in New York City, and continues to serve as Managing Director. He also served as President and Chief Executive Officer of Medical Acoustics LLC from April 2007 through April 2010. Prior to 2001, Mr. Cryan was a Senior Managing Director in the Investment Banking Division at Bear Stearns. Earlier in his career, Mr. Cryan served as Managing Director, Energy & Natural Resources Industry Group Head and member of the Investment Banking Operating Committee at Paine Webber. Mr. Cryan joined Paine Webber following its acquisition of Kidder, Peabody in 1994. Mr. Cryan has been an adjunct professor at the Metropolitan College of New York Graduate School of Business and serves as a director of a number of international companies, including public companies such as Global Power Equipment Corporation (February 2008 to present), Uranium Resources, Inc. (October 2006 to present) and Ocean Power Technologies Corporation (October 2012 to present). From September 2012 to April 2013, Mr. Cryan also served as interim President and CEO of Uranium Resources, Inc. Mr. Cryan is a member of the National Association of Corporate Directors and is a frequent speaker at finance and energy industry gatherings. Mr. Cryan holds a Master of Science degree in Economics from the London School of Economics and a Bachelor of Arts degree from Tufts University.

Mr. Cryan was selected to serve as a director because of his extensive expertise in financing, mergers and acquisitions. He also has a broad energy industry background and executive-level experience. Mr. Cryan has over 20 years of experience in international business as an investment banker in the United States and Europe. As a co-founder of Concert Energy Partners and as former Managing Director, Energy & Natural Resources Industry Group at Paine Webber, Mr. Cryan has in depth knowledge of the energy industry. In addition, Mr. Cryan brings extensive board-level experience, serving on the boards of a number of international companies.

Robert E. Iversen, Director Nominee. Mr. Iversen has broad executive and operational management experience in the sales, service, and manufacturing sectors of the global upstream oil and gas industry. Currently a partner and president of C T I Energy Services, LLC of Springtown, Texas, a drilling services company he started in 2011, Mr. Iversen has strong experience in the development and commercialization of new technology products and in-company marketing and advertising programs. Previously, Mr. Iversen collaborated with Troy Meier as a partner and senior vice president in Tronco Energy Services from 2008 – 2011. From 2002 to 2008, he served as President and other C-level positions with Ulterra Drilling Technologies (Fort Worth, Texas), INRG (Houston, Texas), and NQL Energy Services (Nisku, Alberta). In 1994, Mr. Iverson and partners purchased the U.S. division of DBS Stratabit, a small, underperforming diamond bit company, where, as President until 2002, he built it into a top tier provider of high technology products. Mr. Iversen previously held numerous executive positions in marketing, technology and engineering at various divisions of the Baker Hughes companies, and their predecessors, from 1980 through 1994.
Mr. Iversen holds a Bachelor of Science Petroleum Engineering, Montana Tech, as well as numerous technical and executive post-graduate certifications.

Mr. Iversen was selected to serve on our board of directors because of his strong experience with start up companies and the development and commercialization of new technology products. Mr. Iversen further brings his broad executive and operational management expertise in the oil and gas industry.

Board Composition

Our board of directors directs the management of our business and affairs, as provided by the Utah Revised Business Corporation Act. Mr. Meier and Ms. Meier serve as our initial board of directors. Our board of directors has approved amended and restated Bylaws, to be effective immediately before closing of this offering, that authorize no less than four and no more than seven directors, a majority of whom, at any given time, must qualify as “independent” under NYSE MKT’s listing standards. See “— Director Independence”, below. Our initial shareholders have approved resolutions specifying that our post-offering board of directors will consist of four directors, comprised of Mr. Meier, Ms. Meier and our two director-nominees, Messrs. Cryan and Iversen, effective upon the closing of this offering with one vacant Board seat to be filled as soon as practicable following completion of this offering.

Classified Board of Directors.  Our initial shareholders and Board of Directors have also approved amended and restated Articles of Incorporation, to be effective immediately before closing of this offering. Those amended and restated Articles of Incorporation specify that our board of directors will be divided into three classes with staggered three-year terms, after initial terms of one year, two years, and three years, respectively. Only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

➢	the Class I director will is currently vacant and will be appointed by the existing directors following the offering;
➢	the Class II directors will be Ms. Meier and Mr. Cryan, and their terms will expire at the annual meeting of shareholders to be held in 2016; and
➢	the Class III directors will be Mr. Meier and Mr. Iversen, and their terms will expire at the annual meeting of shareholders to be held in 2017.

Each director’s term will continue until the election and qualification of the director’s successor, or earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence.  Our board of directors has undertaken a review of the independence of each director nominee and has affirmatively determined that each of them is “independent”, as defined by the Rules of the NYSE MKT Stock Market (“Rules”). Under the Rules, a director can be independent only if (a) the director does not trigger a categorical bar to independence and (b) our board of directors affirmatively determines that the director does not have a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment by the director in carrying out the responsibilities of a director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Cryan, and Iversen do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under NYSE MKT’s listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us, and all other facts and circumstances our board of directors deemed relevant in determining independence, including any beneficial ownership of our capital stock by each non-employee director, and any transactions involving them as described in “Certain Relationships and Related Party Transactions.”

Lead Independent Director.  We do not currently separate the roles of Chief Executive Officer and Board Chair. Our board of directors has determined, in connection with our adoption of certain corporate governance principles in connection with this offering, that one of our independent directors should serve as a lead director at any time when the title of Board Chair is held by an employee director or there is no current Board Chair.

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines. Our corporate governance guidelines will provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairman of our board of directors, or if the Chairman is not otherwise independent. Because Mr. Meier is our Chairman, our board of directors intends to appoint Mr. Cryan to serve as our Lead Independent Director effective upon the closing of this offering. As Lead Independent Director, Mr. Cryan will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee, to be effective upon closing of this offering. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors. The composition of the board committees will comply, when required, with the applicable rules of the exchange on which our common stock is listed and applicable law. Our board of directors will adopt a written charter for each of the standing committees. These charters will be available on our website following the completion of the offering.

The composition and responsibilities of each of the standing committees of our board of directors, when effective, will be as follows:

Audit committee.  Our audit committee will be comprised solely of “independent” directors, as defined under and required by Rule 10A-3 of the Exchange Act and the NYSE MKT Rules. Our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with our independent registered public accounting firm and relevant financial management. The members of this committee will be Mr. Cryan and Mr. Iversen, with Mr. Iversen initially serving as committee chair. Our board of directors has determined that Mr. Cryan qualifies as an “audit committee financial expert”, as defined by the rules under the Exchange Act.

Compensation committee.  Our compensation committee will consist solely of directors who are “independent”, as defined under and required by NYSE MKT’s Rules, “non-employee directors” under Section 16 of the Exchange Act, and “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The compensation committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers and non-employee directors. In carrying out these responsibilities, the compensation committee will review all components of executive compensation for consistency with our compensation philosophy and with the interests of our shareholders. The members of this committee will be Messrs. Cryan, and Iversen, with Mr. Cryan initially serving as committee chair.

Nominating and governance committee.  Our nominating and governance committee will consist solely of “independent” directors, as defined under and required by NYSE MKT’s Rules. The nominating and governance committee will be responsible for, among other things, identifying individuals qualified to become board members; selecting, or recommending to the board of directors, director-nominees for each election of directors; developing and recommending to the board of directors criteria for selecting qualified director candidates; considering committee member qualifications, appointments, and removals; recommending corporate governance principles, codes of conduct, and compliance mechanisms; providing oversight in the evaluation of the board of directors and each committee; and developing an appropriate succession plan for our chief executive officer. The members of this committee will be Messrs. Cryan, and Iversen, with Mr. Iverson initially serving as committee chair.

Board of Directors’ Role in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but rather intends to administer this oversight function directly through our board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also will have the responsibility to issue guidelines and policies to govern the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and oversee the performance of our internal audit function. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs have the potential to encourage excessive risk-taking.

Limitation of Liability and Indemnification

For information concerning limitation of liability and indemnification applicable to our directors, executive officers, and, in certain cases, employees, please see “Description of Capital Stock” located elsewhere in this prospectus.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors. Upon completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.sdpteam.com. Following adoption of the code of business conduct and ethics, any change to, or waiver from, that code may be made only by our Board of Directors and will be promptly disclosed as required by applicable U.S. federal securities laws and NYSE MKT’s corporate governance rules.

Corporate Governance Guidelines

Before closing of this offering, our Board of Directors will adopt corporate governance guidelines in accordance with NYSE MKT’s corporate governance rules.

Director Compensation

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth the total compensation earned for services rendered during fiscal year 2013 by our named executive officers who consist of our principal executive officers, our principal financial officer, and our two other most highly compensated executive officers. Our named executive officers are set forth in the table below.

	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Troy Meier(1)(2) Board Chair and Chief Executive Officer	2013	—	—	—	—	—	$20,175	$20,175
Annette Meier(1)(3) President and Chief Operating Officer	2013	—	—	—	—	—	$22,175	$22,175
Christopher Cashion(4) Chief Financial Officer	2013	—	—	—	—	—	—	—
Rich Mahoney Vice President of Finance	2013	$120,000	$2,000	—	—	—	$9,008	$131,008
David Gale Manager of Information Technology	2013	$77,000	$4,000	—	—	—	$15,984	$96,984
Joshua J Smith Vice President of Manufacturing	2013	$100,000	$2,000	—	—	—	$6,132	$108,132

(1)	Each of Troy Meier and Annette Meier have historically received a salary of $69,000 per year from Meier Family Holding Company, LLC, SDP’s current majority parent entity. In addition, together they have received S-corporation distributions from Meier Family Holding Company, LLC of $10,000 in 2013 and $15,000 in 2012, respectively, and from Meier Management Company, LLC of $755,842 in 2013 and $1,498,842 in 2012.
(2)	The Board of Directors has approved an annual salary to Mr. Meier of $475,000 for his service as our Chief Executive Officer effective upon the completion of this offering.
(3)	The Board of Directors has approved an annual salary to Ms. Meier of $425,000 for her service as our President effective upon the completion of this offering.
(4)	The Board of Directors has approved an annual salary to Mr. Cashion of $300,000 for his service as our Chief Financial Officer effective upon the completion of this offering.

Outstanding Equity Awards

There are currently no outstanding equity awards to any of the named officers or any other employee.

Employment Agreements

We will enter into written employment agreements with our Named Executives, which will be effective upon completion of this offering. Those Agreements will provide for, among other things, the payment of base salary, reimbursement of certain costs and expenses, and for each named executive officer’s participation in our bonus plan and employee benefit plans.

With the exception of Troy Meier’s and Annette Meier’s employment agreements, each agreement will provide for a term of employment commencing on the date of the agreement and continuing (a) until we or the executive provide 30-days written notice of termination to the other party, (b) upon termination by us for cause, or (c) upon the executive’s death or disability. Except with respect to certain items of compensation, as described below, the terms of each agreement will be similar in all material respects.

In addition to the base salaries shown above,

➢	Mr. Meier’s Employment Agreement provides for an annual review by our board of directors, and a performance bonus of 70% to 110% of his base salary based on criteria to be established by the Compensation Committee of our board of directors.

➢	Ms. Meier’s Employment Agreement provides for an annual review by our board of directors, and a performance bonus of 70% to 110% of her base salary based on criteria to be established by the Compensation Committee of our board of directors after completion of this offering.
➢	Mr. Cashion’s employment agreement will entitle him to receive up to a performance bonus based on criteria to be established by the Compensation Committee of our board of directors after completion of this offering, and to participate in our 2014 Equity Incentive Plan when it becomes effective. See “— Benefit Plans — 2014 Employee Stock Incentive Plan”.

Each of the Meiers’ employment agreements will provide for customary and usual fringe benefits generally available to our executive officers, and reimbursement for reasonable out-of-pocket business expenses, including the use of a company vehicle.

Change of Control Provisions.  Each executive’s Employment Agreement will also provide that in the event of a Change in Control (as defined below), during the term of executive’s employment, (a) we are obligated to pay such executive a single lump sum payment, within 30 days of the termination of such executive’s employment, equal to 1 year, and (b) the executive’s equity awards, if any, shall immediately vest. “Change in Control” means approval by our stockholders of

(1)(a) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were our stockholders immediately prior to such transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such transaction, (b) our liquidation or dissolution, or (c) the sale of all or substantially all of our assets (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned); or

(2) the acquisition in a transaction or series or transactions by any person, entity or “group”, within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of more than 50% of either the then outstanding shares of common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (a “Controlling Interest”), excluding any acquisitions by (a) us or our subsidiaries, (b) any person, entity or “group” that as of the date of the amendments to the employment agreements owns beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act of a Controlling Interest, or (c) any of our employee benefit plans.

Troy Meier’s and Annette Meier’s agreements provide that (a) the non-competition covenant does not apply following the termination of employment if their employment is terminated without cause or for good reason (as defined below), (b) the non-solicitation of employees covenant applies with respect to any current employee or any former employee who was employed by us within the prior six months, and (c) the non-solicitation of customers covenant applies to all actual or targeted prospective clients of ours to the extent solicited on behalf of any person or entity in connection with any business competitive with our business.

As consideration and compensation to our executives for, and subject to each executives’ adherence to, the above covenants and limitations, we have agreed to continue to pay the executive’s base salary in the same manner as if they continued to be employed by us during the one-year non-competition period following the executive’s termination.

Payments on Termination.  Except as noted above, upon termination of employment under these agreements, (a) we are only required to pay each executive that portion of their respective annual base salary that have accrued and remain unpaid through the effective date of the executive’s termination, and (b) we have no further obligation whatsoever to the executive other than reimbursement of previously incurred expenses which are appropriately reimbursable under our expense reimbursement policy. However, if employment termination is due to the executive’s death, we will continue to pay the executive’s annual base salary for the period through the end of the calendar month in which death occurs to the executive’s estate.

Certain Tax Considerations Related to Executive Compensation

As a result of Section 162(m) of the Internal Revenue Code, if the Company pays more than $1,000,000 in compensation to a “covered employee” (the chief executive officer and the next four highest paid employees) in a single year, then the Company’s deduction for such compensation could be limited to $1,000,000.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan at any time.

Other Change in Control, Severance, and Employment Provisions

We have not adopted a company-wide severance policy. Except for the executive Employment Agreements discussed above, all of our employees are considered at-will and their employment can be terminated by either us or the employee upon 30 days written notice. None of our employment agreements provide for post-termination benefits unrelated to a Change in Control, except for the Meiers’ employment agreements and the payments to other named executive officers during the one-year non-competition period.

The following table sets forth information with respect to the value of payments or vesting acceleration, as applicable, our named executive officers would be entitled to receive assuming a qualifying termination or Change in Control, as applicable, as of December 31, 2013:

	Severance Amount ($)	Early Vesting of Stock Options ($)	Early Vesting of Restricted Stock ($)	Continuation of Benefits ($)	Unused Vacation ($)	Total ($)
Troy Meier	—	—	—	$677	$5,308	$5,985
Board Chair and Chief Executive Officer
Annette Meier	—	—	—	$677	$5,308	$5,985
President and Chief Operating Officer
Christopher Cashion	—	—	—	—	—	—
Chief Financial Off|ficer
Rich Mahoney	—	—	—	$780	$4,615	$5,395
Vice President of Finance
David Gale	—	—	—	$606	$2,962	$3,568
Manager of Information Technology
Joshua J Smith	—	—	—	$532	$3,846	$4,378
Vice President of Manufacturing

Benefit Plans

2014 Employee Stock Incentive Plan.

Our shareholders adopted a 2014 Employee Stock Incentive Plan (the “Employee Plan”) in March 2014. The Employee Plan authorizes and reserves for issuance a maximum of two million shares of Common Stock, subject to certain adjustments. As of the date of this Prospectus, no awards have been made under the Employee Plan.

Administration.  The Employee Plan is administered by the Compensation Committee of our Board of Directors. See “Management — Board of Directors — Board Committees”. However, only our Board of Directors may amend or terminate the Employee Plan. Unless terminated sooner by the Board of Directors, the Employee Plan expires in February 2024.

Eligible Recipients.  The Compensation Committee may award incentive stock options (“ISOs”) to employees, and may award non-qualified stock options (“NSOs”) and restricted stock awards to employees and certain non-employees (other than non-employee directors) who have important relationships with us or our Subsidiaries. Awards are nonassignable and nontransferable, except by will or by the laws of descent and distribution at the time of the recipient’s death in accordance with the Employee Plan.

Stock Option Grants.  The Compensation Committee may grant options, as either ISOs and NSOs, under the Employee Plan. With respect to each option grant, the Compensation Committee determines the number of shares subject to the option, the option price, the period of the option, the time or times at which the option may be exercised (including whether the option will be subject to any vesting requirements and whether there will be any conditions which the recipient must satisfy before being permitted to exercise the option), and the other terms and conditions of the option.

In general, vested options and any related rights may only be exercised when (a) the recipient is employed by us or in our service as a consultant or independent contractor, (b) within 12 months following termination of employment by reason of death or disability, or (c) within three months following termination for any other reason except for cause. We will not issue any shares upon the exercise of an option until the full exercise price has been paid. After we issue shares upon exercise of an option, the number of shares reserved for issuance under the Employee Plan will be reduced by the number of shares issued upon exercise of that option.

ISOs are subject to special terms and conditions. On the date an ISO is granted, the aggregate fair market value of the Common Stock issuable under ISOs available for exercise during any calendar year, may not exceed $100,000. ISOs must expire ten years from the date of grant, and the exercise price must equal the fair market value of the underlying shares of Common Stock at the date of grant. ISOs may not be granted to employees holding more than 10% of the Company’s total voting power unless (a) the exercise price is at least 110% of the Common Stock’s fair market value on the date of grant, and (b) the option is not exercisable until five years after the date of grant.

Restricted Stock Bonus Awards.  The Compensation Committee may award shares of restricted stock as a stock bonus under the Employee Plan. The Compensation Committee may determine the recipients of stock bonuses, the number of shares to be awarded, and the timing of the award. Stock received as a stock bonus is subject to the terms, conditions, and restrictions determined by the Compensation Committee at the time the stock is awarded. Each recipient of a restricted stock bonus award will be a shareholder of record with respect to those shares of restricted stock, whether or not those shares are subject to a risk of forfeiture or repurchase. No recipient may transfer any interest in shares of restricted stock to any person other than to the Company.

Restricted Stock Unit Awards.  The Compensation Committee may award restricted stock units (RSUs) under the Employee Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our Employee Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Changes in Capital Structure.  The Employee Plan provides that if the outstanding Common Stock of the Company is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any recapitalization, stock split or certain other transactions, appropriate adjustment will be made by the Compensation Committee in the number and kind of shares available for grants under the Employee Plan. In addition, the Compensation Committee will make appropriate adjustments in the number and kind of shares as to which outstanding options will be exercisable. In the event of a merger, consolidation or other fundamental corporate transformation, the Board may, in its sole discretion, permit outstanding options to remain in effect in accordance with their terms; to be converted into options to purchase stock in the surviving or acquiring corporation in the transaction; or to be exercised, to the extent then exercisable, during a 30-day period prior to the consummation of the transaction.

Independent Director Compensation.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive annual cash retainers, as well as equity awards under an Independent Director Equity Compensation Plan (“Director Plan”), for service on our board of directors and committees of our board of directors. Directors who are also our employees will not be eligible to receive additional compensation for their service as directors.

Form S-8 Registration Statement.

The Company intends to file a Form S-8 Registration Statement in upon expiration of the Lock-Up Period covering the shares reserved for issuance under the Employee Plan and the Director Plan.

Non-Equity Incentive Awards

There have been no non-equity awards to any of the named officers or any other employee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in “Management,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which (1) we have been or are to be a participant, (2) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end, and (3) any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household had or will have a direct or indirect material interest.

Sales of Unregistered Securities

There have been no sales or other transfers of any of our, or our subsidiaries’, securities since January 1, 2012, except as follows:

➢	We issued 1,000 shares of our common stock to the Initial Shareholders upon SDC’s formation in December 2013.
➢	We issued a $2 million Secured Convertible Promissory Note, dated February 24, 2014, to D4D, LLC (“Bridge Loan”), which is convertible into (a) shares of our common stock at 70% of the per share price in this offer, or, in certain circumstances, into other of our securities and (b) a warrant to purchase shares of SDC’s common stock at 100% of the per share price in this offering.

Related Party Transactions

Tronco-Related Loans

Loan Guarantee.  SDP has guaranteed a loan of Tronco Energy Corporation (“Tronco”), a party related through common control. The Tronco loan, as recently amended, has a current principal balance of approximately $6.89 million, accrues interest at 11% per year, requires monthly payments of approximately $63,000, and has four six-month extensions which, if exercised, would mature in December 2015, along with a deferred interest obligation of approximately $1.37 million (the “Tronco Loan”). As of this filing, the Tronco Loan had not yet been extended past July 1, 2014. The Tronco Loan is secured by substantially all the oil and gas properties and reserves of Tronco, and in addition to our guarantee, a personal guarantee of our shareholders and certain family trusts, and a junior Deed of Trust lien on our Vernal campus. The Tronco Loan also is partially secured by a pledge of all of SDP’s limited liability company membership interests granted by its members, Meier Management Company, LLC and Meier Family Holding Company, LLC, and of all of SDF’s limited liability company membership interests granted by its sole member, Meier Management Company, LLC. The lender has consented to the Reorganization in exchange for our pledge of the SDP and SDF limited liability company interests after we acquire them in the Reorganization.

In 2010, it became probable that SDP would assume responsibility for the repayment of the Tronco Loan. Therefore we recorded an accrual for the estimated amount of the loss. In addition, as of January 1, 2014, we entered in to a Note Purchase and Sale Agreement with the lender under which the lender agrees to sell us the Tronco Note and supporting loan documents from the proceeds of this offering. Upon closing of that transaction, we would step into the lender’s lien position on the collateral securing the Tronco Loan, and would release the guarantees and limited liability company membership interest pledges and the junior Deeds of Trust against our Vernal Campus.

A portion of Tronco’s property and shallow development rights are subject to a non-binding letter of intent to be sold for approximately $800,000 sometime after closing of this offering. Upon closing of that sale or any other sale, the proceeds would be applied to repayment of the Tronco Loan, which we anticipate we will then own. See “MD&A — Off-Balance Sheet and Contingent Arrangements” for management’s estimate of our probable loss after application of the sales proceeds.

Meiers’ Personal Loans.   In order to fund several large lump-sum payments due on the Tronco Loan before its most recent renewal, the Meiers obtained three loans collateralized by liens on residential real property owned by the Meier’s personally. The Meier’s have made all payments due on these loans from distributions to them from Meier Management Company, LLC and Meier Family Holding Company, LLC. It is our current intent to repay these loans, which total approximately $2 million, from the proceeds of this offering. These loans bear interest at 3.25% to 7.88%, require aggregate monthly payments of approximately

$9,100, and have maturity dates of 2036 to 2037. “Use of Proceeds” and “MD&A — Off Balance Sheet and Contingent Arrangements.” However, we may elect to repay two of those loans, equaling approximately $1.3 million, from the currently unused proceeds of the bridge loan before closing this offering, which would be accounted for as a distribution to our members before the Reorganization.

Land Development Loan.  This loan was used to purchase approximately 47 unimproved acres in Vernal Utah that is contiguous to the Meiers’ residence for $700,000. Originally, this loan did not bear interest, and was due in full on December 2008. After that maturity date, this loan was orally amended to accrue interest at 8% per year, require monthly payments of $5,000, and mature in December 2018 with a final balloon payment of approximately $358,000. This loan is secured by the purchased property. We intend that this loan will be eliminated through distribution of the property and the loan to the Meiers personally, before effectiveness of this offering.

Naples Property Loan.  This loan is secured by approximately 11 unimproved acres in Naples, Utah for a terminated property development venture, conducted by a now-defunct limited liability company in which Mr. Meier was an investor and a guarantor of the loan on the property. When the venture failed, MPS took title to the property and assumed this loan. This loan has a current principal balance of approximately $1,286,000, accrues interest at the rate of 7% per year, requires monthly payments of approximately $12,800, and matures in November 2014 with a final balloon payment of approximately $680,000. This loan is secured by the purchased property. We intend that this loan will be eliminated through distribution of the property and the loan to the Meiers personally, before effectiveness of this offering.

Personal Guarantees.  The Meiers have provided personal guarantees to the lenders on the Tronco Loan, the land development loan, and the Naples property loan discussed above, and on the SAB loans discussed below, as well as (a) the loans for our Vernal manufacturing facility and our Bakersfield property (see “MD&A — Facilities Loans), (b) the Bridge Loan, our plane loan, and certain Tronco-related commercial loans (see “MD&A — Commercial Loans), and (c) our capital equipment lease (see MD&A — Manufacturing Equipment Leases and Loans).

Our Cessna T206H aircraft was purchased by Mr. Meier on June 30, 2006, primarily for our use in moving persons and products in and out of Vernal where those deliveries need to be expedited, or for deliveries to locations with no commercial air transportation. The purchase was financed by a commercial bank through an aircraft loan to the Meiers personally. The loan is secured by the plane, bears interest at 7.35%, requires monthly payments of approximately $3,500, and matures in June 2026. The current balance of that loan is approximately $339,000. In 2009, the Meiers transferred the plane’s title to ML, and ML assumed the aircraft loan. Since that date, all expenses related to the plane, including maintenance, fuel, repairs, insurance and depreciation, have been incurred by ML. However, the title transfer documents reflecting ML as the plane’s owner of record inadvertently were not filed with the Federal Aviation Administration at that time, and are now in the process of being filed to correct the oversight.

Guarantees and Co-Borrowings

Superior Auto Body (SAB) Loans.  Beginning in July 2008, MPS became a co-borrower with SAB, a related party, for development of an auto body shop located in Riverton, Utah, to be operated by the related party. The auto body shop is titled in MPS and rented to SAB under a lease agreement which requires the co-borrower to make the $17,700 monthly payments on this loan in satisfaction of its lease obligation. Two loans totaling approximately $2.6 million were obtained for the purchase of the real property and construction of the facilities. Of that amount, approximately $1.7 million is currently outstanding under a first Deed of Trust loan which accrues interest at 6%, requires monthly payments of approximately $10,600, and matures in March 2017. The remaining $1.1 million was issued under a second Deed of Trust loan purchased the current principal amounts are $1,095,000 and $1,663,000, respectively, by the SBA which accrues interest at 2.42%, requires monthly payments of approximately $6,100, and matures in July 2032. The purchased real property and constructed improvements are the primary collateral for both loans.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

Policies and Procedures for Related-Party Transactions

In connection with this offering, we intend to adopt a policy and procedures with respect to transactions involving related persons, effective as of the date of and applicable to transactions on or after the offering. Under that policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors and executive officers will be required to report to the audit committee chair any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests and the best interests of our stockholders, as our audit committee determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have         shares of common stock issued and outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

Upon completion of this offering, approximately     % of our outstanding common stock, on a fully-diluted basis, will be beneficially owned by (a) our Initial Shareholders and (b) our bridge loan lender as the result of the automatic conversion of the bridge loan into shares of our restricted common stock and a warrant to purchase an equivalent number of shares of our common stock. See “MD&A — Bridge Loan”. Those shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We, all of our directors and executive officers and the Initial Shareholders have agreed that, subject to certain exceptions, for 180 days after the date of this prospectus, without the prior written consent of Roth Capital Partners, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities.

Roth Capital Partners, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements, Roth Capital Partners will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who receive shares from us in the future under the Employee Plan or other written plan or agreement will be eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Under the Bridge Loan, the Bridge Lender and permitted third party transferees will also be entitled to piggyback registration rights with respect to future registration statements that we file for an underwritten public offering of our securities at any time following the expiration or release of the 180-day lock-up period described above. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Bridge Lender or permitted third party transferees sell a large number of shares of common stock, the market price of our common stock could decline. See “MD&A — Bridge Loan” for a more detailed description of these registration rights.

DESCRIPTION OF CAPITAL STOCK

Important:  The following descriptions are summaries of the material terms of our Articles of Incorporation and Bylaws. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our Articles of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of undesignated (i.e. “blank check”) preferred stock, $0.001 par value per share.

The following description of the material provisions of our capital stock and certain provisions of our Articles of Incorporation and Bylaws is only a summary, does not purport to be complete, and is qualified by applicable law and the full provisions of our Articles of Incorporation and Bylaws. You should refer to our Articles of Incorporation and Bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of the date of this prospectus, there were 1,000 shares of common stock outstanding and held of record by the Initial Shareholders, and another      are issuable to the Initial Shareholders upon completion of the Reorganization. There are also      shares of our restricted common stock reserved for issuance under our Employee Plan, and additional shares are expected to be reserved for awards under an Independent Director Compensation Plan. See “Executive Compensation — Outstanding Equity Awards”, and “2014 Employee Stock Incentive Plan” and ”Independent Director Compensation”. All of these shares are or will be restricted stock unless and until the Company files a registration statement covering the sale of those shares. See “Executive compensation — Form S-8, Registration statement”.

Voting rights.  Holders of common stock are entitled to one vote per share on any matter to be voted upon by shareholders. All shares rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend rights.  For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our board of directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation rights.  Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per Share of any excess amount.

“Blank Check” Preferred Stock

Our Articles of Incorporation grants our board of directors broad power to designate classes of our of authorized but undesignated preferred stock, to establish the rights and preferences of each class, including voting rights, conversion rights, and other qualifications, limitations, or restrictions as permitted by law, and to issue that preferred stock without shareholder approval. However, there are no shares of preferred stock currently outstanding, and none will be outstanding upon completion of the offering or exercise of any outstanding convertible securities. However, if and when issued, those voting or conversion rights could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock.

Shares Held In Book-Entry Form with Depository

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depositary, the depositary or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “shareholder” or “holder” of those shares means only the depositary or its nominee. Persons who hold beneficial interests in our shares through a depositary will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depositary or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depositary or its nominee. Owners of beneficial interests in those shares will have to look solely to the depositary with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depositary, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depositary.

Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Removal of directors and filling board vacancies.  Our Bylaws provide that directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may be filled by the affirmative vote of a majority of the shareholders, or by a majority of our directors then in office even if less than a quorum.

Meetings of shareholders.  Our Bylaws (a) provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders, and (b) limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance notice requirements.  Our Bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the Bylaws.

Amendment to Bylaws and Articles of Incorporation.  Except as otherwise required by Utah law, any amendment of our Articles of Incorporation must first be approved by a majority of our board of directors and, if required by law or our Articles of Incorporation, thereafter be approved by a majority vote of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to shareholder action, directors, indemnification and the amendment of our Bylaws and Articles of Incorporation must be approved by no less than 66 2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our Bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least a majority of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Blank check preferred stock.  The existence of our authorized but unissued shares of preferred stock may enable our board of directors to make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our shareholders, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or other classes of preferred stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control.

Utah Control Shares Acqusition Act

We are organized under Utah law. Some provisions of Utah law may delay or prevent a transaction that would cause a change in our control. Under our Articles of Incorporation we have opted that Section 61-6-1, et seq. of the Utah Code Annotated, as amended (the “Control Shares Acqusition Act”), an anti-takeover law, will not apply to us.

Other Provisions of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation provide that, immediately following the closing of an IPO (as defined below) and subject to the rights of any issued Preferred Stock, our board of directors will be a staggered board of directors consisting of different terms designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of shareholders following the closing of the IPO, the term of office of the initial Class I directors shall expire and the successor Class I directors shall be elected for a full term of three years. At the second annual meeting of shareholders following the IPO, the term of office of the initial Class II directors shall expire and the successor Class II directors shall be elected for a full term of three years. At the third annual meeting of shareholders following the IPO, the term of office of the initial Class III directors shall expire and the successor Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors.“IPO” means the corporation’s first firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of its common stock.

Since there is no cumulative voting in the election of directors, this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest. Pursuant to our Articles of Incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation, which could impact the ability to remove directors as currently contemplated. See “— Preferred Stock.”

Ability of Our Shareholders to Act

Our Bylaws provide that any shareholder or shareholders holding at least 10% of the total voting power may call special shareholders meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our Bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our shareholders, or at any special meeting of our shareholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our shareholders.

In addition to any other applicable requirements, for a nomination to be properly brought by a shareholder, such shareholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our Bylaws provide that no business may be transacted at any annual meeting of our shareholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors or (c) otherwise properly brought by any of our shareholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Limitations of Director Liability and Indemnification of Directors, Officers, and Employees

Our Articles of Incorporation provide that to the fullest extent permitted by the bylaws or the Utah Revised Business Corporation Act (the “Act”), or any other applicable law, as either may be amended, a director shall have no liability to the Corporation or its shareholders for monetary damages for conduct, any action taken, or any failure to take any action as a director. As permitted by the Act, directors will not be personally liable to us or our shareholders for monetary damages as a director except liability for (a) the amount of a financial benefit received by a director to which he’s not entitled; (b) an intentional infliction of harm on the corporation or its shareholders; (c) an unlawful distribution in violation of Section 16-10a-842 of the Act; or (d) an intentional violation of criminal law.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our Bylaws provide that:

•	we will indemnify our directors to the fullest extent permitted by the Act, including advancing expenses in connection with legal proceedings, subject to limited exceptions;
•	the corporation may, to the extent permitted by the Act, by action of its board of directors, agree to indemnify officers, employees and other agents of the corporation and may advance expenses to such persons.

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnity in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control our company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty, or may have the practical effect in some cases of eliminating our shareholders’ ability to collect monetary damages from our directors and executive officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Application for NYSE — MKT Listing

Before the date of this prospectus, there has been no public market for our common stock. We have applied to have our common stock approved for listing on the NYSE MKT, subject to notice of issuance, under the symbol “SDPI”.

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our common stock is Vstock Transfer, LLC.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2013, and as adjusted to reflect the sale of the shares offered by this prospectus, by:

•	each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;
•	each of our current directors;
•	each of our named executive officers; and
•	all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the Securities and Exchange Commission. Under those rules, beneficial ownership of a class of capital stock includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power, and also any shares as to which a person has the right to acquire voting or investment power within 60 days through the exercise of any stock option, warrant, or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Except as otherwise indicated, the address of each of the individuals and entities named below is 1240 E. 2100 S. Suite 300, Salt Lake City, UT 84106.

The calculations of beneficial ownership in this table are based on          shares of common stock outstanding at December 31, 2013, and assume that we will issue      shares in this offering.

Directors and Executive Officers:

	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock(2)
Name and Address of Beneficial Owner:		Before the Offering	After the Offering
G. Troy Meier(3)		%	%
Annette Meier(3)		%	%
Christopher Cashion	0	0%	0%
Terence J. Cryan 2 Hamphire Road Bronxville, NY 10708	0	0%	0%
Robert E. Iverson 4928 FM 1374 Road Huntsville, Texas 77340	0	0%	0%
All executive officers and directors as a group (five persons)		%	%

*	Less than 1%.
(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner. To our knowledge, each person has sole voting and sole investment power with respect to the shares shown above except as noted, subject to community property laws, where applicable.
(2)	Amounts presented assume that the over-allotment option is exercised in full.
(3)	Represents all shares owned by the Initial Shareholders due to the Meier’s indirect beneficial ownership interest in the Initial Shareholders and their parent and management entities.

UNDERWRITING

We and Roth Capital Partners, LLC (the “Underwriter”), have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, the Underwriter has agreed to purchase, and we have agreed to sell,      shares of common stock.

The underwriting agreement provides that the Underwriter is obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The Underwriter is offering the shares of common stock when, as and if issued to and accepted by it, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the Securities and Exchange Commission.

The Underwriter has advised us that it proposes to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $     per share. The Underwriter and selected dealers may reallow a concession to other dealers, including the Underwriter, of not more than $     per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the Underwriter.

The Underwriter has informed us that it does not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which it exercises discretionary authority.

We have been advised by the Underwriter that it intends to make a market in our securities but that it is not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the Underwriter or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional        shares of common stock, on the same terms as the other shares of common stock being purchased by the Underwriter from us. The Underwriter may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the Underwriter has agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $        , $         and $        , respectively.

Stabilization

The rules of the SEC generally prohibit the Underwriter from trading in our securities on the open market during this offering. However, the Underwriter is allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
•	Short sales and over-allotments occur when the Underwriter sells more of our shares of common stock than it purchases from us in this offering. To cover the resulting short position, the Underwriter may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriter will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the Underwriter in order to reduce a short position incurred by the Underwriter.
•	Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the Underwriter commences these activities, it may discontinue them at any time without notice. The Underwriter may carry out these transactions on the NYSE MKT or otherwise.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Underwriter’s Compensation

We have agreed to sell the shares of common stock to the Underwriter at the initial offering price of $     per share, which represents the initial public offering price of the shares of common stock set forth on the cover page of this prospectus less the 6% underwriting discount.

We have also agreed to reimburse the Underwriter for certain out-of-pocket expenses incurred by it, including fees and disbursements of their counsel, up to an aggregate of $135,000 with respect to this offering.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $        .

The following table summarizes the underwriting discount we will pay to the Underwriter and the non-accountable expense allowance we will pay to the Underwriter. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders, which represent in the aggregate 98% of our currently outstanding shares of common stock, have agreed to a 180-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 180 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Underwriter. The lock-up period described in the preceding paragraph will be extended if we cease to be an “emerging growth company” at any time prior to the expiration of the lock-up period and if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The Underwriter has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the Underwriter.

No Public Market

Prior to this offering, there has not been a public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the Underwriter. See “Determination of Offering Price”. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Listing

The Company has applied to list the common stock on the NYSE MKT, subject to notice of issuance, under the symbol “SDPI.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by an Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as Underwriter, and should not be relied upon by investors.

Other Relationships

The Underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

Important Note:  IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this prospectus is not intended or written to be used, and cannot be used, for the purpose of (a) avoiding penalties under the Internal Revenue Code or (b) promoting, marketing or recommending to another party any transaction or matter addressed herein.

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the Medicare contribution tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
•	certain former citizens or long-term residents of the United States;
•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or
•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined.  For purposes of this discussion, you are a non-U.S. holder, if you are any holder other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for tax purposes);
•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions.  We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the U.S.), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock.  You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);
•	you are an individual who meets the Substantial Presence Test by being present in the United States for a period or periods aggregating 183 days or more during the 3-year period that includes the current year and the 2 years immediately preceding the current year in which the sale or disposition occurs and certain other conditions are met; or
•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax.  Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting.  Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities.  The Foreign Account Tax Compliance Act (“FATCA”), a legislation enacted in 2010, generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for the Company by Wong Fleming, P.C. of Bellevue, Washington. Certain legal matters will be passed upon for the Underwriter by Dickinson Wright PLLC of Troy, Michigan.

EXPERTS

The following financial statements included in this prospectus and the related registration statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their reports appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting:

•	Financial statements of SD Company, Inc. as of December 31, 2013;
•	Combined and consolidated financial statements of Superior Drilling Products, et al. as of and for each of the years ended December 31, 2013 and 2012; and
•	Financial statements of Hard Rock Solutions, Inc. as of and for each of the years ended December 31, 2013 and 2012.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We will provide electronic or paper copies of our filings free of charge upon request.

SD COMPANY, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
SD Company, Inc.

We have audited the accompanying balance sheet of SD Company, Inc. (the “Company”) as of December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SD Company, Inc. as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates, LLP

Dallas, Texas
April 4, 2014

SD Company, Inc.

Balance Sheet

December 31, 2013
Assets
Current assets:
Cash	$—
Total current assets	—
Total assets	$—
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$—
Total current liabilities	—
Total liabilities	—
Stockholders' equity
Preferred stock; par value $0.001; 20,000,000 shares authorized, no shares issued and outstanding	—
Common stock: par value $0.001; 100,000,000 shares authorized, 1,000 shares issued and outstanding	1
Stock subscription receivables	(1)
Retained earnings	—
Total stockholders' equity	—
Total liabilities and stockholders' equity	$—

The accompanying notes are an integral part of these financial statements

SD Company, Inc.

Notes to Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SD Company, Inc. (“SDC”, the “Company”, we”, “our” or “us”), which was incorporated on December 10, 2013, to facilitate the reorganization of the combined and consolidated companies of Superior Drilling Products, et. al. The Company’s headquarters are located in Vernal, Utah.

Basis of Presentation

The accompanying financial statements of SD Company, Inc. include the accounts of SD Company, Inc. (“SDC”, a Utah Corporation). The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

NOTE 2 — EQUITY

On the date of inception of December 10, 2013, a stock subscription was received for 1,000 shares of $0.001 par value common shares from the founders. As these shares had not been funded as of December 31, 2013, the receivable for this subscription is reflected in the stockholder’s equity section of the balance sheet.

NOTE 3 — SUBSEQUENT EVENTS

Hard Rock MIPA. In January 2014, Superior Drilling Products, LLC entered into a membership interest purchase agreement (“MIPA”) with Hard Rock Solutions, Inc. (HRSI), which provides for the purchase of 100% of the limited liability company membership interest of its wholly-owned subsidiary, Hard Rock Solutions, LLC, a Utah limited liability company. Closing of the Hard Rock acquisition is scheduled to occur promptly after completion of our pending initial public offering on a Form S-1 registration statement (“IPO”), and subsequent assignment of the MIPA to SD Company, Inc. The Hard Rock purchase price is $25 million, consisting of $12.5 million in cash at closing, and a seller-carried promissory note for $12.5 million (the “Hard Rock Note”). The Hard Rock Note will mature three years from the closing date, and accrue interest at the JP Morgan Chase Bank, N.A. annual prime rate. Under the terms of the Hard Rock Note, we will pay two annual principal installments of $5 million plus accrued interest and one final payment of $2.5 million plus interest, on each subsequent anniversary date of the Hard Rock Note date. The Hard Rock Note will be secured by all of the patents, patents pending, other patent rights, and trademarks to be owned by Hard Rock after our acquisition of Hard Rock under the MIPA. After that acquisition, Hard Rock will conduct operations as our wholly-owned subsidiary.

Bridge Loan. On February 24, 2014, we closed a $2 million bridge loan with a private lender. Upon the effectiveness of the IPO, the bridge loan would automatically convert into shares of our restricted common stock and a four-year warrant to purchase an equivalent number of shares of our common stock at a to-be-determined price. The bridge loan accrues interest at 5% per year, and starting in November 2014, will require monthly payments of approximately $50,500, with a balloon payment at maturity in February 2016, if not previously converted under additional voluntary conversion provisions of the loan. The bridge loan is secured by a junior blanket lien on SDC, and Superior Drilling Products, LLC’s accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners
Superior Drilling Products, LLC
Superior Design and Fabrication, LLC
Extreme Technologies, LLC
Meier Property Series, LLC
Meier Leasing LLC

We have audited the accompanying combined and consolidated statement of financial position of Superior Drilling Products, Et Al. (as described in Note 1 and, collectively, the “Company”) as of December 31, 2013 and 2012, and the related combined and consolidated statements of operations, owners' equity, and cash flows for each of the years then ended. These combined and consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Drilling Products, Et Al. as of December 31, 2013 and 2012, and the results of its operations and cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates, LLP

Dallas, Texas
April 4, 2014

Superior Drilling Products, et al.

Combined and Consolidated Balance Sheets

	December 31,
	2013	2012
Assets
Current assets:
Cash	$11,256	$70,188
Accounts receivable	2,978,666	1,154,494
Prepaid expenses	182,530	184,131
Other current assets	157,066	74,616
Total current assets	3,329,518	1,483,429
Property, plant and equipment, net	15,048,871	15,262,034
Real estate investments	2,187,926	2,187,926
Other assets	194,935	116,767
Total assets	$20,761,250	$19,050,156
Liabilities and Owners' Equity (Deficit)
Current liabilities:
Accounts payable	$445,947	$231,393
Accrued expenses	277,579	195,171
Current portion of capital lease obligation	258,235	349,741
Guaranteed debt obligation	4,395,637	—
Long-term debt – related party	—	53,925
Current portion of long-term debt	3,316,578	944,169
Total current liabilities	8,693,976	1,774,399
Capital lease obligation	871,252	1,463,042
Guaranteed debt obligation	—	4,737,532
Long-term debt	10,939,216	12,457,248
Total liabilities	20,504,444	20,432,221
Commitments and contingencies – see notes 4, 5 and 6
Owners' equity (deficit)	256,806	(1,382,065)
Total liabilities and owners' equity (deficit)	$20,761,250	$19,050,156

The accompanying notes are an integral part of these combined and consolidated financial statements

Superior Drilling Products, et al.

Combined and Consolidated Statements of Operations

	For the Year Ended December 31,
	2013	2012
Revenues:
Remanufacturing	$8,678,172	$6,740,582
Manufacturing	1,558,413	933,156
Reamer royalties	1,686,384	2,281,354
Total revenues	11,922,969	9,955,092
Costs of goods sold:
Cost of remanufacturing	2,851,707	2,156,840
Cost of manufacturing	2,003,336	1,530,372
Depreciation and amortization expense	1,207,288	902,784
Total costs of goods sold	6,062,331	4,589,996
Gross profit	5,860,638	5,365,096
General and administrative expenses	2,168,350	1,261,259
Operating income	3,692,288	4,103,837
Other income (expenses):
Rental income	344,472	464,905
Other income	129,840	107,554
Gain (loss) on sale of property, plant and equipment	(54,205)	9,309
Interest expense	(786,140)	(993,776)
Change in guaranteed debt obligation	341,895	(206,643)
Total other income (expenses)	(24,138)	(618,651)
Net income	$3,668,150	$3,485,186
Supplemental pro forma information:
Pro forma income tax expense	$1,403,579	$1,359,223
Pro forma net income	$2,264,571	$2,125,963
Pro forma basic and diluted:
Weighted average earnings per share	$0.20	$0.19
Weighted average shares outstanding	11,442,619	11,442,619

The accompanying notes are an integral part of these combined and consolidated financial statements

Superior Drilling Products, et al.

Combined and Consolidated Statements of Owners' Equity (Deficit)

Balance, January 1, 2012	$(2,124,565)
Contributions	207,511
Distributions	(2,950,197)
Net income	3,485,186
Balance, December 31, 2012	(1,382,065)
Contributions	2,278,629
Distributions	(4,307,908)
Net income	3,668,150
Balance, December 31, 2013	$256,806

The accompanying notes are an integral part of these combined and consolidated financial statements

Superior Drilling Products, et al.

Combined and Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net income	$3,668,150	$3,485,186
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,102,905	742,002
Loss (gain) on sale of property, plant and equipment	54,205	(9,309)
Change in guaranteed debt obligation	(341,895)	206,643
Changes in assets and liabilities:
Accounts receivable	(1,824,172)	(168,801)
Prepaid expenses and other current assets	(80,849)	84,698
Other assets	(78,168)	(79,067)
Accounts payable and accrued expenses	296,962	802
Net cash provided by operating activities	2,797,138	4,262,154
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(196,547)	(1,019,287)
Proceeds from sale of property, plant and equipment	28,141	164,820
Net cash used in investing activities	(168,406)	(854,467)
Cash Flows from Financing Activities
Principal payments on long-term debt — related party	(53,925)	(46,075)
Principal payments on long-term debt	(607,484)	(570,836)
Principal payments on capital lease obligations	(228,101)	(147,137)
Proceeds received from long-term debt	231,125	—
Capital contributions	2,278,629	207,511
Capital distributions	(4,307,908)	(2,950,197)
Net cash used in financing activities	(2,687,664)	(3,506,734)
Net decrease in cash and cash equivalents	(58,932)	(99,047)
Cash and cash equivalents, beginning of year	70,188	169,235
Cash and cash equivalents, end of year	$11,256	$70,188
Supplemental disclosure of cash flow information
Cash paid for interest	$771,040	$932,623
Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment financed with lease	$—	$1,393,164
Property, plant and equipment financed with debt	$775,541	$2,972,838
Capital lease obligation paid off with debt refinance	$455,195	$—

The accompanying notes are an integral part of these combined and consolidated financial statements

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Superior Drilling Products, et.al. (“Superior”, the “Company”, “we”, “our” or “us”) manufactures and remanufactures drilling bits and tools for use by customers engaged in the domestic and international exploration and production of oil and natural gas. Our headquarters and principal manufacturing operations are located in Vernal, Utah.

Basis of Presentation

The accompanying combined and consolidated financial statements of Superior Drilling Products, et.al. include the accounts of the following entities:

	State of Organization	Owners	Manager
Superior Drilling Products, LLC (“SDP”)(1)	Utah	MFHC(2) 95% MMC(3) 5%	Annette Meier
SDP Subsidiary: Superior Drilling Products of California, LLC (“SDPC”)	California	SDP 100%	Annette Meier
Superior Design and Fabrication, LLC (“SDF”)	Utah	MMC 100%	Annette Meier
Extreme Technologies LLC (“ET”)	Utah	MMC 100%	Annette Meier
Meier Properties Series, LLC (“MPS”)(1)	Utah	MFHC 100%	Annette Meier
Meier Leasing, LLC (“ML”) (1)	Utah	MMC 100%	Annette Meier

(1)	Each of these entities is a limited liability company that has elected to be taxed as a Subchapter S corporation.
(2)	Meier Family Holding Company, LLC (“MFHC”) is owned by MMC (64%) and by the children of Troy and Annette Meier (36%). Ms. Meier is the manager of MFHC.
(3)	MMC is Meier Management Company, LLC is owned by Troy Meier (50%) and Annette Meier (50%). Ms. Meier is the manager of MMC.

As noted above, all of these entities are related by common direct and indirect ownership and management, and are included in the accompanying combined and consolidated financial statements. The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all significant intercompany accounts have been eliminated in combination.

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an emerging growth company as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not an “emerging growth Company.”

Corporate Reorganization and Acquisition

The owners of SDP, SDF, ET, MPS, and ML have entered into an agreement and plan of reorganization, dated December 15, 2013 (the “Reorganization Agreement”) for the exchange of their ownership interest in these entities for the restricted stock of a newly formed corporation, SD Company, Inc., (“SDC”, a Utah Corporation) (the “Reorganization”). The owners of SDP, SDF, ET, MPS, and ML are also the owners of the originally issued shares of SDC. The Reorganization will be effective immediately before the closing of SDC’s initial public offering (the “Offering”).

A primary intended use of the Offering proceeds is to purchase all of the limited liability company interests of Hard Rock Solutions, LLC, a Utah limited liability company (“Hard Rock”) from its parent entity, Hard Rock Solutions, Inc. (“HRSI”). On January 28, 2014, SDP entered into a membership interest purchase agreement (“MIPA”) with Hard Rock Solutions, Inc. (HRSI), which provides for the purchase of 100% of the

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

limited liability company membership interest of its wholly-owned subsidiary, Hard Rock Solutions, LLC, a Utah limited liability company. Closing of the Hard Rock acquisition is scheduled to occur promptly after completion of our pending initial public offering on a Form S-1 registration statement (“IPO”), and subsequent assignment of the MIPA to SD Company, Inc. The Hard Rock purchase price is $25 million, consisting of $12.5 million in cash at closing, and a seller-carried promissory note for $12.5 million (the “Hard Rock Note”). The Hard Rock Note will mature three years from the closing date, and accrue interest at the JP Morgan Chase Bank, N.A. annual prime rate. Under the terms of the Hard Rock Note, we will pay two annual principal installments of $5 million plus accrued interest and one final payment of $2.5 million plus interest, on each subsequent anniversary date of the Hard Rock Note date. The Hard Rock Note will be secured by all of the patents, patents pending, other patent rights, and trademarks to be owned by Hard Rock after our acquisition of Hard Rock under the MIPA. Immediately before closing of the Offering, SDP intends to assign its rights under the MIPA to SDC. Therefore upon closing of the purchase of Hard Rock, Hard Rock would become a wholly-owned subsidiary of SDC.

Liquidity

As of December 31, 2013, we had a working capital deficit of $5,364,458. Although we generated cash flow from operating activities of $2,797,138 and $4,262,154 during the years ended December 31, 2013 and 2012, respectively, we had maturities of long-term debt and guarantee obligations in excess of our forecasted operating cash flow as of December 31, 2013. However, on February 24, 2014, we closed a $2 million bridge loan with a private lender. Our plans with respect to raising capital in the future rest primarily on the success of the Offering, the proceeds from which we believe will provide sufficient liquidity to repay amounts coming due under our existing long-term debt and guarantee obligations within the next 12 months. There can be no assurance that we will be successful in closing the Offering. If we are unable to consummate the Offering, we may be required to make maturity extension payments under the guarantee obligation, seek additional equity financing, refinance our long-term debt or guarantee obligation, consider selling a portion of our business, or a combination of these actions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the combined financial statements are appropriate, actual results could differ from those estimates. Significant estimates within the accompanying combined financial statements include, but are not limited to: determining the allowance for doubtful accounts, valuation of related party receivables, recoverability of long-lived assets, useful lives used in calculating depreciation and amortization, and accruals for guarantees.

Revenue Recognition

Remanufacturing — Remanufacturing services are performed in our facilities for a customer under a four-year Vendor Agreement dated October 28, 2013. Revenue is determined based on a standard hourly rate to complete the work and is subject to adjustment every July and January. Rate adjustments are calculated by the customer based on their internal cost estimates for a similar type of services performed in-house at their facilities plus 10%. Revenue for remanufacturing services is recognized as the services are rendered and when collectability is reasonably assured, typically upon shipment to the customer. Shipping and handling costs related to remanufacturing services are paid directly by the customer at the time of shipment.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Vendor Agreement also includes a non-competition provision that precludes us from performing remanufacturing or other services relating to PDC drill bits used in the oil, gas, water and geothermal drilling industries, except to the extent that we were already conducting a line of business before the customer entered into that line of business. The Vendor Agreement also assigns to the customer all rights in any intellectual property which we develop and which relates to the remanufacturing services of PDC bits provided to the customer.

We own and operate all of the facilities in which our remanufacturing business occurs. Baker Hughes does not use our facilities for any of its in-house remanufacturing activities. Baker Hughes leases one of the buildings on our Vernal campus for other business activities unrelated to our remanufacturing activities under the Vendor contract between us.

Manufacturing — Our manufactured products are produced in a standard manufacturing operation, even if produced to our customer’s specifications. Reamers manufactured for HRSI and all other manufactured products are sold at prevailing market prices. We recognize revenue for these products upon delivery, when title passes, when collectability is reasonably assured and when there are no further significant obligations for future performance. Typically this is at the time of customer acceptance. Shipping and handling costs related to product sales are recorded gross as a component of both the sales price and cost of the product sold.

Reamer Royalties — In exchange for manufacturing reamers for HRSI, we receive a royalty on future rental revenue of HRSI equal to 25% of rental income less tool repair and modification expenses. Revenue is earned and payable to us upon cash receipt of rental income by HRSI.

Rental Income — Revenue from rental of our facilities is recognized according to the terms of the related leases, typically at the end of the monthly rental period.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. We maintain cash deposits with financial institutions that may exceed federally insured limits at times. We regularly evaluate these institutions and believe our risk of loss is negligible.

Accounts Receivable

Accounts receivable are generally due within 60 days of the invoice date. No interest is charged on past-due balances. We periodically reviews accounts receivable for collectability. We grant credit to our customers based upon an evaluation of each customer’s financial condition. We periodically monitor the payment history and ongoing creditworthiness of our customers. An allowance for doubtful accounts is established at a level estimated by management to be adequate based upon various factors including historical experience, aging status of customer accounts, payment history and financial condition of our customers. As of December 31, 2013 and 2012, management determined that no allowance for doubtful accounts was deemed necessary due to the nature of the contracts with our major customers underlying the receivables

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Significant improvements and betterments are capitalized if they extend the life of the related asset. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from five to forty years. Leasehold improvements are amortized using the straight-line method over the applicable lease period, or useful life, if shorter. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs are charged to expense as incurred.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Real Estate Investments

Our real estate investments consist of 2 tracts of raw land holdings of 12.96 acres and 47 acres, respectively, located in Uintah County, Utah. The real estate investments are recorded at historical cost.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment, and real estate investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The impairment loss is determined by comparing the fair value with the carrying value of the related assets. For the years ended December 31, 2013 and 2012, no impairment write-down was deemed necessary.

Income Taxes

From the inception of the combined companies, the owners have elected to treat these companies as flow through entities for federal and state income tax purposes. Accordingly, taxable income of the companies flow through to the owners, who bear any tax burden. Accordingly, no federal or state income tax provision has been included in the accompanying combined financial statements. After the offering is completed, the Company will be a C-Corporation and will be subject to federal and state corporate income taxes. Pro forma income tax expense represents the tax effects that would have been reported had the Company been subject to U.S. Federal and state income taxes as a corporation for all periods presented.

The following table presents the computation of the pro forma income tax expense:

	2013	2012
Income before income taxes	$3,668,150	$3,485,186
Effective pro forma income tax rate	37.3%	37.3%
Pro forma income tax expense	$1,403,579	$1,359,223

We do not have any uncertain tax positions as of December 31, 2013 or 2012. Our federal and state tax returns for the years ended December 31, 2010, 2011 and 2012 remain open to examination. For the years ended December 31, 2013 or 2012, there were no income tax interest or penalty items recorded in the combined statement of operations or as a liability on the combined balance sheet.

Basic and Diluted Earnings Per Common Share

The Company has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with a proposed offering of its securities. The pro forma basic and diluted earnings per share give effect to the assumed shares issued to the owners upon completion of the reorganization.

Financial Instruments

Our financial instruments include cash, accounts receivable, accounts payable, guaranteed debt obligation, and long-term debt. Fair values approximate current values.

Concentration of Credit Risk

Substantially all of our revenues are derived from the manufacture or reconditioning of drilling bits and tools.

Two customers accounted for 96% and 99% of our sales for the year ended December 31, 2013 and 2012, respectively. Accounts receivable from these two customers also accounted for 94% and 97% of our total accounts receivable as of December 31, 2013 and 2012, respectively. We believe that the loss of either of these two customers would have a significant adverse impact on our operations.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following:

	As of December 31,
	2013	2012
Land	$2,511,802	$2,511,802
Buildings	8,323,080	8,323,080
Leasehold improvements	571,193	553,740
Machinery and tools	3,456,442	2,026,429
Machinery under capital lease	2,322,340	3,044,293
Office furniture and equipment	239,378	230,601
Transportation assets	986,445	954,968
	18,410,680	17,644,913
Accumulated depreciation	(3,361,809)	(2,382,879)
	$15,048,871	$15,262,034

Depreciation and amortization expense related to property, plant and equipment for the years ended December 31, 2013 and 2012 was $1,102,905 and $742,002, respectively.

NOTE 3. LONG-TERM DEBT

Long-term debt is comprised of the following:

	As of December 31,
	2013	2012
Real estate loans	$10,370,508	$10,780,869
EB-5 business loans	1,797,178	1,639,090
Machinery loans	1,496,710	508,453
Airplane loan	338,984	357,778
Vehicle loans	252,414	115,227
	14,255,794	13,401,417
Current portion of long-term debt	(3,316,578)	(944,169)
	$10,939,216	$12,457,248

Real Estate Loans

Manufacturing Facility.  Our manufacturing facility was financed by a commercial bank loan dated August 23, 2010, collateralized by a deed of trust on the commercial real property and the personal guarantee of two of our ultimate beneficial owners, with a face value of $4,887,759, requiring monthly payments of approximately $33,900, including principal and interest at 5.25%, beginning October 15, 2011 and continuing through maturity on August 15, 2015, and a final balloon payment of approximately $4,285,000 upon maturity.

SAB Loans.  Beginning on July 30, 2008, we were co-borrowers with SAB, a related party, for development of an auto body shop located in Riverton, Utah. The auto body shop is titled in MPS and rented to SAB under a lease agreement. See further discussion in Note 7 — Related Party Transactions. We executed a commercial bank loan dated July 30, 2008, collateralized by a deed of trust on the commercial real property and a personal guarantee of two of our ultimate beneficial owners, with a face value of $1,557,200, requiring monthly payments of approximately $12,850, including principal and interest at 7% beginning November 1, 2011 and continuing through maturity on November 1, 2014, and a final balloon payment of approximately $1,430,000 upon maturity. The loan financed the acquisition of land for the auto body shop.

On May 20, 2011, we executed a construction loan with available credit up to $2,833,326 with the proceeds used to repay the original loan and fund construction. During 2011, total borrowings under the

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 3. LONG-TERM DEBT – (continued)

construction loan totaled $2,168,348. The construction loan required monthly interest payments which accrued at 3% above the Wall Street Journal Prime Rate with a minimum rate of 6%. Principal and accrued interest were due and payable in full on May 20, 2012.

On March 19, 2012, we entered in to two note agreements of $1,720,352 and $1,142,456, respectively, with the proceeds used to repay the construction loan. The notes mature on March 19, 2017 and August 19, 2012, respectively. Interest accrues at 5.50% on both notes. The first note requires monthly payments of $10,565 while the second note requires principal and interest payment upon maturity. The note agreements are guaranteed by MPS and our owners. On May 25, 2012, the second note was paid in full upon issuance of Small Business Administration guaranteed debentures totaling $1,159,000. The debentures accrue interest at 2.42% and require monthly payments of $6,100 until maturity on July 1, 2032. The debentures are guaranteed by SDP, SAB and our owners.

Investment Real Estate Loans

In addition, we have the following loans collateralized by our real estate investments in land and buildings located in or near Vernal, Utah:

Commercial bank loan dated February 2, 2008, collateralized by a deed of trust on real estate investments, a security interest in substantially all of the assets of MPS and SDP and a personal guarantee of two of our ultimate beneficial owners, with a face value of $726,421, requiring monthly payments of approximately $5,600, including principal and interest at 7% beginning November 1, 2011 and continuing through maturity on November 1, 2014, and a final balloon payment of approximately $680,000 upon maturity.

Commercial bank loan dated July 3, 2012, collateralized by a deed of trust and assignment of rents on commercial property, together with certain assets of MPS as they relate to such properties and a personal guarantee of two of our ultimate beneficial owners, with a face value of $240,000, requiring monthly payments of approximately $2,600, including principal and interest at the highest prime rate published in the Wall Street Journal plus 2%, in any case not less than 5.5%, beginning August 3, 2012 and continuing through maturity on July 3, 2017 when the final unpaid balance is due. This loan additionally requires the intercompany lease on our facilities to remain intact.

Personal loan dated July 31, 2008, secured by a deed of trust, with a face value of $680,000, requiring monthly payments of approximately $10,000, including principal and interest at 0% beginning September 1, 2008 and continuing through maturity on December 1, 2008. Upon maturity the loan was amended via an oral agreement and requires monthly payments of approximately $5,000, including principal and interest at 8% through an extended maturity date of December 31, 2018, and a final balloon payment of approximately $358,000 upon extended maturity.

EB-5 Bakersfield Facility and Business Loans

In 2012, we received funding for expansion of our business into California under the EB-5 program of the United States Citizenship and Immigration Services. In order to obtain funding under this program, our expansion into California had certain job creation and capital investment requirements both in an area targeted by the program for development. We have obtained three loans under the program which bear interest at 2.25-5.5% and are collateralized by land, buildings and equipment owned by us and located in Bakersfield, California. Two loans totaling $1,127,000 were completed as of December 31, 2012, and cumulatively require monthly payments of approximately $7,100, including principal and interest. The first loan in the amount of $650,000 has a final maturity date of April 1, 2022, and the second in the amount of $477,000 has a final maturity date of October 1, 2032. The third loan is for tenant improvements and was completed in July 2013. The third loan was finalized in the amount of $523,900. This loan requires monthly interest only payments of approximately $9,350, and has a final maturity date of May 1, 2017.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 3. LONG-TERM DEBT – (continued)

Machinery Loans

Our loans for machinery are with various financing parties we have engaged with in connection with the acquisition of the machinery. The loans bear interest ranging from 6%-12% with maturity dates ranging from February of 2014 through December 2020, and are collateralized by the related machinery and additional SDP assets. Our cumulative monthly payment under these loans as of December 31, 2013 was approximately $21,600. Each of these loans is personally guaranteed by two of our ultimate beneficial owners.

During February 2013, the Company obtained a commercial loan collateralized by specific machinery with a face value of $592,000, requiring monthly payments of approximately $8,600, including principal and interest at 6% beginning March 1, 2013 and continuing through maturity on February 1, 2020. An existing commercial loan totaling $108,595 and an existing capital lease with remaining commitments of $455,685 were satisfied in full with the proceeds of this commercial loan. This loan contains a minimum debt service ratio and fixed charge covenants. The Company was not in compliance with these covenants as of December 31, 2013. The noncompliance was cured subsequent to December 31, 2013 by a waiver of the noncompliance through December 31, 2014.

On December 30, 2013, we purchased machinery for a total cost of approximately $680,000. We paid $70,000 in cash as a down payment and obtained a loan of $627,000 to complete the purchase, of which $572,000 was borrowed as of December 31, 2013. The Small Business Administration has guaranteed 75% of the loan balance and the terms are as follows: 7 year maturity, 6.00% interest rate, 84 monthly payments of $9,160. The machinery is held as collateral.

Airplane Loan

Our loan for the Company airplane bears interest at 7.35%, requires monthly payments of principal and interest of approximately $3,500, matures in May of 2026 and is collateralized by the airplane.

Other Commercial Loan

We have a commercial bank loan dated December 21, 2007, collateralized by accounts receivable and all other unencumbered assets of SDP, and a personal guarantee of two of our ultimate beneficial owners, with a face value of $497,127, requiring monthly payments of approximately $7,500, including principal and interest at 7% beginning February 1, 2012 and continuing through maturity on October 1, 2014, and a final balloon payment of approximately $338,000 upon maturity.

Vehicle Loans

Our loans for Company vehicles are with various financing parties we have engaged with in connection with the acquisition of the vehicles. During the year ended December 31, 2013, the Company obtained loans on four new vehicles in the amount of $203,635 and paid two loans in full totaling $19,807. The loans bear interest ranging from 0%-8.39% with maturity dates ranging from February 2014 through September 2018, and are collateralized by the vehicles. Our cumulative monthly payment under these loans as of December 31, 2013 was approximately $6,345, including principal and interest.

Future annual maturities of long-term debt are as follows:

Year
2014	$3,316,578
2015	4,785,191
2016	424,144
2017	2,040,939
2018	721,181
Thereafter	2,967,761
$14,255,794

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 4. LEASES

Capital Leases

In October 2010, we entered into a lease for machinery which required an initial payment of $72,195, followed by 60 monthly payments of $13,314. The terms of the lease included an imputed interest rate of 9.27%. The lease term expires November 1, 2015, at which time we may either purchase the machinery for $1 or return the machine. Payments under the lease are personally guaranteed by two of our ultimate beneficial owners. The lease has been capitalized and, accordingly, the machinery and related obligation under the lease have been included in the accompanying balance sheet as of December 31, 2013. Accumulated amortization on machinery under the capitalized lease totaled $198,536 and $126,341 as of December 31, 2013 and 2012, respectively. Amortization expense for this machine is included in depreciation and amortization expense on the combined statement of operations. This lease was paid in full through the commercial loan obtained in February 2013.

In July 2012, we entered into a lease for machinery which required an initial payment of $928,776, followed by 3 monthly payments of $15,000, and 58 monthly payments of approximately $32,000. The terms of the lease included an imputed interest rate of 12.52%. The lease term expires August 1, 2017, at which time we may either purchase the machinery for the greater of its then-agreed fair value or 15% of its original cost, renew the lease for an additional 12 months or return the machine. Payments under the lease are personally guaranteed by two owners of the Company. The lease has been capitalized and, accordingly, the machinery and related obligation under the lease have been included in the accompanying balance sheet as of December 31, 2013. Accumulated amortization on machinery under the capitalized lease totaled $636,771 and $187,286 as of December 31, 2013 and 2012, respectively. Amortization expense for this machine is included in depreciation and amortization expense on the combined statement of operations.

Future minimum lease payments required under the capitalized leases in effect at December 31, 2013 are as follows:

Year
2014	$386,783
2015	386,783
2016	386,783
2017	257,855
1,418,204
Imputed interest	(288,717)
1,129,487
Current portion of capital lease obligation	(258,235)
$871,252

Operating Leases

We also lease certain property and equipment under non-cancellable agreements which have been accounted for as operating leases. Future minimum lease payments required under operating leases in effect at December 31, 2013 are as follows:

Year
2014	$265,181
2015	265,181
$530,362

Rental expense for all operating leases approximated $485,000 and $456,000 for the years ended December 31, 2013 and 2012, respectively. Of these amounts, approximately $44,000 and $58,000 for the years ended December 31, 2013 and 2012, respectively, were paid to a related party.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 5. GUARANTEED DEBT OBLIGATION

Tronco Loan Guarantee

The Company and Troy and Annette Meier have guaranteed a loan of Tronco Energy Corporation (“Tronco Loan”). Tronco is an exploration and development company with operations in the Utica Shale. Mr. Meier owns 63% of Tronco and controls the entity. The Tronco Loan was scheduled to mature in January 2014. On December 18, 2013, an amendment was reached to extend the maturity date to June 30, 2014 in exchange for a one-time payment of $68,881. The maturity date can be further extended at Tronco’s election for three additional six month periods in exchange for payments of 1.5%, 2.0% and 2.5% of the outstanding principal balance at the time of election. The Tronco Loan, as amended, is secured by substantially all the oil and gas properties and reserves of Tronco, a junior Deed of Trust lien on our Vernal campus, a pledge of all of SDP’s limited liability company membership interests granted by its members, Meier Management Company, LLC and Meier Family Holding Company, LLC, and of all of SDF’s limited liability company membership interests granted by its sole member, Meier Management Company, LLC. The Tronco Loan bears interest at 11% and requires monthly interest payments, which are paid by our shareholders. The Tronco Loan also has a minimum return to the lender of 16%.

In connection with the Tronco Loan renewal, we also entered into a loan purchase agreement with the lender which provides that, upon our planned full repayment of the loan from the proceeds of our pending IPO, the lender will assign to us all of its rights under the Tronco Loan, including all of the collateral documents. This transaction, if it occurs, will cause us to be Tronco’s senior secured lender entitled to receive all proceeds from sales of the Tronco-owned collateral, and will cause the cancellation of our guaranty.

In 2009, we determined it was probable that we would assume responsibility for the repayment of the principal portion of the Tronco Loan. Therefore we recorded an accrual for the estimated amount of the loss. Management has estimated the amount owed under our guarantee by reducing the principal balance of the loan by the estimated recoverable amount of Tronco’s assets. Tronco’s assets consist of producing properties and approximately 1,533 mineral acres in the Utica shale formation. The fair value of the producing properties was based on the present value of forecasted production while the undeveloped acreage was based on market lease rates. Changes in the estimated loss from the guarantee are included in loss on guarantee obligation in the combined statements of income.

The ultimate amount and timing of a distribution to the Company may vary from this estimate depending on the ultimate proceeds received upon sale of the oil and gas assets. The Company believes that the SDP guaranty obligation is properly presented net of Tronco’s oil and gas assets since the Tronco Loan represents Tronco’s only secured obligations. All other obligations are unsecured.

The estimated probable loss from the guarantee is as follows:

	As of December 31,
	2013	2012
Principal amount outstanding	$8,261,638	$7,917,234
Estimated recoverable amount of Tronco’s assets	(3,866,001)	(3,179,702)
	$4,395,637	$4,737,532

We evaluated whether Tronco should be subject to consolidation. Tronco does meet the qualifications of a Variable Interest Entity (“VIE”), but the Company does not meet the qualifications as the primary beneficiary. Even though we have guaranteed the Tronco Loan, the Meiers have also guaranteed the Tronco Loan, provided additional personal assets as collateral and extended additional loans to Tronco in excess of the Tronco Loan. Furthermore, the shareholders have substantial control over the operations and power to direct Tronco’s activities.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 6. CONTINGENCIES

We are subject to litigation that arises from time to time in the ordinary course of our business activities. We are not currently involved in any litigation which management believes could have a material effect on our financial position or results of operations, except as follows:

In October 2013, Del-Rio Resources, Inc. (“Del-Rio”) filed suit, on its own behalf and derivatively on behalf of Philco Exploration, LLC, against the following co-defendants (a) Tronco Ohio, LLC (“TO”) and Tronco Energy Corporation (“Tronco”), (b) the lender on the Tronco Loan, ACF Property Management, Inc. (p.k.a. Fortuna Asset Management, LLC, ) (“ACF”), (c) the Meiers personally, and several of their family trusts, (d) Meier Family Holding Company, LLC and Meier Management Company, LLC, and (e) SDP and MPS. That suit is currently pending in the Eighth Judicial District Court, Unitah County, Utah under Cause #130800125.

Tronco and Del-Rio are the sole owners and managers of Philco Exploration, LLC (“Philco”). Philco served as the exploration operator. Part of the collateral for the Tronco Loan was Philco’s mineral leases. Del- Rio’s suit alleges that the defendants made amendments to the Tronco Loan without complying with the voting provisions of Philco’s operating agreement, and that all of the Meier-related entities somehow benefitted from the Tronco Loan proceeds, in an unspecified manner. Del-Rio’s suit seeks to invalidate ACF’s deeds of trust on the Philco mineral leases, and to quiet title to those leases in Philco. Del Rio is also requesting monetary and punitive damages, disgorgement, prejudgment interest, post judgment interest, costs, and attorney fees, against all defendants, in an amount to be determined at trial.

We believe that Del-Rio’s claims are without merit, and all defendants are actively defending in this matter. In particular, SDP’s and MPS’ only involvement was to grant guaranties and/or security interests in their respective separate personal and real property to ACF to additionally collateralize the Tronco Loan. In addition, since we plan to pay off the Tronco loan with the proceeds of the planned initial public offering, we believe that the basis of Del-Rio’s damages claims will be nullified. Consequently, we do not believe that Del Rio’s purported claims against SDP and MPS will have any material adverse effect on our cash flow, business, or operations.

NOTE 7. RELATED PARTY TRANSACTIONS

As of December 31, 2013 and 2012, the Company had a loan payable balance included in machinery loans (note 3) to a related party in the amounts of $0 and $53,925, respectively. This loan payable is due upon demand and carries an interest rate of 4.75%. We recorded interest expense related to this loan of $1,753 and $8,925 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, accrued interest under this loan totaled $0 and $1,055, respectively.

The Company leases certain of its facilities to a related party. We recorded rental income from the related party in the amounts of $217,000 and $141,200, for the years ended December 31, 2013 and 2012, respectively.

The Company’s Cessna T206H aircraft was purchased by Mr. Meier on June 30, 2006, primarily for the Company’s use in moving persons and products in and out of Vernal where those deliveries need to be expedited, or for deliveries to locations with no commercial air transportation. The purchase was financed by a commercial bank through an aircraft loan to the Meiers personally. The loan is secured by the plane, bears interest at 7.35%, requires monthly payments of approximately $3,500, and matures in June 2026. In January 2009, the Meiers transferred the plane’s title to Meier Leasing, LLC, and Meier Leasing, LLC assumed the aircraft loan. However, the title transfer documents reflecting Meier Leasing, LLC as the plane’s owner of record have inadvertently not been filed with the Federal Aviation Administration to complete the transfer of ownership. Since that date, all expenses related to the plane, including loan payments, maintenance, fuel, repairs, insurance and depreciation, have been incurred and recorded by Meier Leasing, LLC consistent with the loan agreement. As of December 31, 2013, the plane’s net book value of approximately $363,000 was recorded in property, plant and equipment.

Superior Drilling Products, et.al.

Notes to Combined and Consolidated Financial Statements

NOTE 7. RELATED PARTY TRANSACTIONS – (continued)

Our owners have served as the Company’s Chief Executive Officer and Chief Operating Officer. No compensation expense has been recorded in the Statement of Operations for their services because they received distribution in lieu of compensation.

NOTE 8. SUBSEQUENT EVENTS

We have evaluated events from December 31, 2013 through April 4, 2014, the date the financial statements were available for issuance. The following items are subsequent events that require disclosure not discussed elsewhere in these combined financial statements and accompanying footnotes:

Bridge Loan.  On February 24, 2014, we closed a $2 million bridge loan with a private lender. Upon the effectiveness of the IPO, the bridge loan will automatically convert into shares of our restricted common stock at a conversion price equal to 70% of the IPO price, and a four-year warrant to purchase an equivalent number of shares of our common stock at an exercise price equal to the offering price. Starting in November 2014, the bridge loan will begin accruing interest at 5% per year, and will require monthly payments of approximately $50,500, with a balloon payment at maturity in February 2016, if not previously converted in the IPO or otherwise under additional voluntary conversion provisions of the loan. The bridge loan is secured by a junior blanket lien on the accounts of SDP and of SD Company, Inc., a related party.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Hard Rock Solutions, Inc.

We have audited the accompanying balance sheets of Hard Rock Solutions, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, shareholder's equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hard Rock Solutions, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dallas, Texas
April 2, 2014

HARD ROCK SOLUTIONS, INC

BALANCE SHEETS
DECEMBER 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash	$2,755,065	$6,580,219
Accounts receivable	1,031,833	1,704,451
Prepaid expense and other assets	13,255	21,491
Total Current Assets	3,800,153	8,306,161
PROPERTY AND EQUIPMENT
Auto and transportation equipment	680,924	635,733
Other property and equipment	120,984	112,055
Reamer inventory	1,155,031	940,707
Accumulated depreciation	(719,237)	(410,892)
Property and Equipment, net	1,237,702	1,277,603
Other assets	92,977	9,385
Total Assets	$5,130,832	$9,593,149
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$77,073	$1,113,463
Accrued commissions	199,345	615,179
Accrued expenses	25,099	10,760
Income taxes payable	572,285	558,775
Current portion of note payable	—	8,700
Total Current Liabilities	873,802	2,306,877
Pension obligation	94,077	35,029
Note payable, net of current portion	—	12,936
Deferred tax liability	266,593	310,552
Total Liabilities	$1,234,472	$2,665,394
COMMITMENT AND CONTINGENCIES – See Note 3
STOCKHOLDERS' EQUITY
Capital Stock, no par, 100,000 authorized 1,990 issued and outstanding	—	—
Additional paid in capital	1,990	1,990
Retained Earnings	3,901,579	6,925,765
Accumulated other comprehensive loss	(7,209)	—
Total Stockholders' Equity	3,896,360	6,927,755
Total Liabilities and Stockholders' Equity	$5,130,832	$9,593,149

The accompanying notes are an integral part of these financial statements

HARD ROCK SOLUTIONS, INC

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 and DECEMBER 31, 2012

	2013	2012
Revenue
Tool Rental	$8,478,346	$11,977,425
Total Revenue	8,478,346	11,977,425
Operating Expenses
Commissions	1,489,754	2,201,627
Consultant fees	768,422	696,074
Tool costs	767,496	553,742
Depreciation	513,444	358,154
General and administrative	1,732,977	2,324,514
Total Operating Expenses	5,272,093	6,134,111
Operating Income	3,206,253	5,843,314
Other Income (Expense)
Interest expense	(14,651)	(1,014)
Interest income	7,288	8,403
Gain/(loss) on disposal	103,317	(2,873)
Total Other Income (Expense)	95,954	4,516
Income before income tax expense	3,302,207	5,847,830
Income tax expense (benefit)	(43,959)	(31,110)
Net Income	$3,346,166	$5,878,940
Other Comprehensive Income
Change in pension valuation reserve	(7,209)	—
Comprehensive Income	$3,338,957	$5,878,940

The accompanying notes are an integral part of these financial statements

HARD ROCK SOLUTIONS, INC

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 and DECEMBER 31, 2012

	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Par
Retained Earnings, January 1, 2012	1,990	—	1,990	2,047,429	—	2,049,419
Net income	—	—	—	5,878,940	—	5,878,940
Dividends	—	—	—	(1,000,604)	—	(1,000,604)
Retained Earnings, December 31, 2012	1,990	$—	$1,990	$6,925,765	$—	$6,927,755
Net income	—	—	—	3,346,166	—	3,346,166
Dividends	—	—	—	(6,370,352)	—	(6,370,352)
Increase in pension valuation reserve	—	—	—	—	(7,209)	(7,209)
Retained Earnings, December 31, 2013	1,990	$—	$1,990	$3,901,579	$(7,209)	$3,896,360

The accompanying notes are an integral part of these financial statements

HARD ROCK SOLUTIONS, INC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities
Net income	$3,346,166	$5,878,940
Reconciliation of net income to cash provided by operations
Depreciation	513,444	358,154
(Gain) loss on disposal of assets (net)	(103,317)	2,873
Increase (decrease) in deferred tax liablity	(43,959)	(31,111)
Effect of changes in operating working capital items
(Increase) decrease in receivables	672,618	763,954
(Increase) decrease in prepaids and other current assets	(75,356)	55,655
(Increase) decrease in payables and accrued liabilities	(1,372,536)	634,610
Net cash provided by operating activities	2,937,060	7,663,075
Cash flows from investing activities
Additions to property, plant, and equipment	(800,686)	(1,086,027)
Property disposals	430,461	166,500
Net cash used in investing activities	(370,225)	(919,527)
Cash flows from financing activities
Shareholder distributions	(6,370,352)	(1,000,604)
Payments of principal	(21,636)	(8,355)
Net cash used in financing activities	(6,391,988)	(1,008,959)
Increase in cash and cash equivalents	(3,825,153)	5,734,589
Cash and cash equivalents – beginning	6,580,219	845,630
Cash and cash equivalents – ending	$2,755,066	$6,580,219
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$14,651	$1,014

The accompanying notes are an integral part of these financial statements

Hard Rock Solutions, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2013 and December 31, 2012

NOTE 1 — Nature of Activities and Summary of Significant Accounting Policies

Overview

The Company was incorporated under the laws of the State of Texas on November 5, 2001 and operates as a short-term lessor of reamer equipment (tools) to oil and gas companies. While the duration of the lease varies by job, these leases are generally less than one month. The tools are leased primarily to entities operating in North Dakota, but the Company also leases tools to entities operating in Wyoming, Texas, Louisiana, Montana, Oklahoma, Utah, and Colorado.

Basis of Presentation

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Related Party

The Company’s sole shareholder is also a member of 3CR Reamers, LLC. No transactions occurred during 2013 or 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

As of the balance sheet dates, and periodically throughout the years, the Company has maintained account balances in excess of federally insured limits. Management monitors the soundness of the financial institution and believes the Company’s risk is negligible.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives of the assets. Auto and Transportation equipment useful life is 5 years. Other property and equipment useful life ranges from 5 – 10 years. Reamer inventory useful life is 3 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is recorded as a gain/loss from disposal.

Income Taxes

The Company elected S-Corporation status as of January 1, 2012. The Company utilized the cash basis of accounting for tax reporting purposes for the years ended December 31, 2013 and 2012. Under the Internal Revenue Code’s treatment of S-Corporations, all of the Company’s 2013 and 2012 taxable income or loss flows through to its shareholders. Therefore, no income tax expense is recorded in the accompanying financial statements for the years ending December 31, 2013 and 2012.

The Company has evaluated its income tax positions, noting no significant uncertain tax positions as of December 31, 2013 and 2102. As of December 31, 2013, the tax years that remain subject to examination by taxing authorities begin with 2010.

Hard Rock Solutions, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2013 and December 31, 2012

NOTE 1 — Nature of Activities and Summary of Significant Accounting Policies  – (continued)

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. These charges have been included in tool costs on the statements of income. Freight charges for the years ending December 31, 2013 and December 31, 2012 were $169,558 and $124,106, respectively.

Accounts Receivable and Uncollectible Accounts

Substantially all of the Company’s accounts receivables are due from various oil and gas drilling and producing companies. These receivables are generally uncollateralized. Accounts receivable are stated at the historical carrying amount net of allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on specific customer collection issues the Company has identified as well as historical trends. Uncollectible accounts receivable are written off when the Company has determined the balance will not be collected. The Company has not experienced uncollectible accounts and as a result no allowance has been established as of December 31, 2013 and 2012.

Revenue

Revenue is recognized ratably over the lease term which is usually less than one month. The rental agreements do not have any minimum rental payments or term.

Concentrations of Credit Risk and Major Customers

For the year ended December 31, 2013, the Company derived approximately 91% of revenue from its top five customers. As of December 31, 2013, these same customers accounted for 99% of the accounts receivable balance. For the year ended December 31, 2012, the Company derived approximately 80% of revenue from its top four customers. As of December 31, 2012, these same customers accounted for 92% of the accounts receivable balance. Management does not believe that the loss of any one of these customers would have a material adverse effect on the Company’s results of operations or cash flows, as it believes it could locate additional customers.

NOTE 2 — Note Payable

The Company owed $0 and $21,636 on a note payable as of December 31, 2013 and December 31, 2012, respectively. The note was dated April 29, 2010 with interest at 4.05% per annum. The note was collateralized with a company vehicle and required monthly payments of $785. In April 2013, the note payable was paid in full.

NOTE 3 — Commitments and Contingencies

Litigation

During 2012, the Company and its sole shareholder were involved in a lawsuit which was settled during February 2013. As of December 31, 2012, the Company included in accounts payable and general and administrative expenses the settlement of the lawsuit and associated legal expenses. All amounts were paid by the Company during 2013.

Operating Leases

The Company rents space for a variety of purposes including reamer tool, equipment, and vehicle storage. There is not a formal lease agreement for the rental spaces and they are cancelable at any time. Storage expenses of $74,326 and $38,170 are reflected in these statements for the years ending December 31, 2013 and December 31, 2012, respectively.

Hard Rock Solutions, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2013 and December 31, 2012

NOTE 4 — Income Taxes

The Company elected S-Corporation status as of January 1, 2012. At the time of the election there was a deferred tax liability of $900,436 resulting from temporary tax-book differences of property and equipment, accounts receivable, and accounts payable. Generally, due to the change in entity type from C-Corporation to S-Corporation, the Company would have been liable for built in gains tax with the S-Corporation’s first tax return filed. During 2013, the Company recognized interest expense of $13,510 associated with late payment of the built-in-gains tax. An amount has been accrued for the unpaid built in gains tax of $572,285 and $558,775 on the Company’s balance sheets for the years ending December 31, 2013 and 2012.

NOTE 5 — Retirement Plans

The Company provides a noncontributory employee retirement plan (collectively referred to as the “Plan”) for their 2 employees. The funding policy is to contribute annually no less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. The measurement date for the Plan is December 31.

The following tables set forth the Plan’s status and related disclosures:

	Pension Plan
	2013	2012
Change in benefit obligation:
Benefit obligation, beginning of year	$289,317	$—
Service cost	305,890	289,317
Interest cost	14,466	—
Actuarial (gain)/loss	2,107	—
Benefit obligation, end of year	611,780	289,317
Change in plan assets:
Fair value of plan assets, beginning of year	254,288	—
Actual return on plan assets	13,415	—
Employer Contributions	250,000	254,288
Fair value of plan assets, end of year	517,703	254,288
Funded status, end of year	$(94,077)	$(35,029)
Amounts recognized in the balance sheets	$(94,077)	$(35,029)
Components of net period benefit cost:
Service cost	$305,890	$289,317
Interest cost	14,466	—
Expected return on plan assets	(17,847)	—
Total net period benefit cost	$302,509	$289,317

The Plan was established and funded on December 31, 2012 resulting in no interest costs, return on assets or actuarial gain/loss during the year ended December 31, 2012.

Hard Rock Solutions, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2013 and December 31, 2012

NOTE 5 — Retirement Plans  – (continued)

The assumptions used to determine net benefit cost for the years ended December 31, 2013 and 2012 were as follows:

	Pension Benefits
	2013	2012
Discount rate	5.00%	5.00%
Expected long-term rate of return on plan assets	7.00%	7.00%
Annual rate of increase in compensation	4.00%	4.00%

The investment strategy of the Plan is to achieve an aggregate return from capital appreciation and dividend and interest income through long-term growth of capital and preservation of capital. The weighted-average asset allocation pension plan assets at December 31, 2013 and 2012 were as follows:

	2013	2012
Asset category:
Equity securities	3%	—
Cash	97%	100%
	100%	100%

The following table presents information about the pension plan’s assets that are measured at fair value on a recurring basis as of December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets of identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the assets or liability.

	Assets at Fair Value, December 31	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
December 31, 2013:
Cash and cash equivalents	$504,653	$504,653		$—	$—
Equity securities	13,050	13,050		—	—
Total	$517,703	$517,703		$—	$—
December 31, 2012:
Cash and cash equivalents	$254,288	$254,288		$—	$—
Total	$254,288	$254,288	$		$—

Hard Rock Solutions, Inc.

Notes to Financial Statements
For the Years Ended December 31, 2013 and December 31, 2012

NOTE 5 — Retirement Plans  – (continued)

The future benefits expected to be paid over the next ten years are as follows:

Pension Benefits
2014	$—
2015	—
2016	—
2017	—
2018	—
2019 through 2023	782,109
Total	$782,109

NOTE 6 — Subsequent Events

In 2013, HRSI (“Company”) formed Hard Rock Solutions, LLC as a wholly-owned subsidiary (“Subsidiary”), in order to facilitate the sale of our tool rental business. The primary assets of the tool rental business consist of all of (a) all Drill N Ream rental customer master service agreements, (b) all Drill N Ream and other reamer inventory, (c) all shop equipment, parts and vehicles, (d) the contracts with Hard Rock’s independent sales force, (d) the Hard Rock building lease, and (e) all trademarks and other intellectual property relating to the Hard Rock and Drill N Ream names.

In January 2014, the Company entered into a membership interest purchase agreement (“MIPA”)with Superior Drilling Products, LLC (“SDP”), under which the Company will sell 100% of the limited liability company membership interests of our Subsidiary to Superior Drilling Products, LLC or its assignee (“Hard Rock Sale”). Additionally, HRSI’s president and SDP’s owner have each transferred their respective 50% interests in the Drill & Ream Patents pending to HRSI, under the terms of a Intellectual Property Protection Agreement (IPPA) and we will transfer all of the patents pending to the Subsidiary immediately before closing of the Hard Rock Sale.

Closing of the Hard Rock Sale is scheduled to occur promptly after the completion of the initial public offering of SD Company, Inc., a new corporation formed by SDP in order to facilitate that offering. The purchase price for the Subsidiary is $25 million, consisting of $12.5 million in cash at closing, and a promissory note to the Company for $12.5 million (“Hard Rock Note”). The Hard Rock Note will mature three years from the closing date, and accrue interest at the JP Morgan Chase Bank, N.A. annual prime rate. Under the terms of the Hard Rock Note, the Company will receive two annual principal installments of $5 million plus interest and one final payment of $2.5 million plus interest, on each subsequent anniversary date of the Hard Rock Note date. The Hard Rock Note will be secured by all of the patents, patents pending, other patent rights, and trademarks to be owned by Hard Rock after the Hard Rock Sale.

The Company has evaluated subsequent events through April 2, 2014 which is the date the financial statements were available.

PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following unaudited pro forma combined and consolidated financial statements combine the historical combined and consolidated balance sheets and statements of operations of SD Company, Inc., which includes the businesses of Superior Drilling Products, LLC and its wholly owned subsidiary, Superior Drilling Products of California, LLC, Superior Design and Fabrication, LLC, Extreme Technologies, LLC, Meier Properties Series, LLC and Meier Leasing, LLC and Hard Rock Solutions, Inc., giving effect to the acquisition of Hard Rock Solutions, Inc. using the purchase method of accounting. Certain historical balance sheet and income statement amounts of Hard Rock Solutions, Inc. have been reclassified to conform to the financial statement presentation of SD Company, Inc.

The unaudited pro forma combined and consolidated balance sheet as of December 31, 2013 gives effect to the acquisition of Hard Rock Solutions, Inc. as if it had occurred on December 31, 2013. The unaudited pro forma combined and consolidated statements of operations assume the acquisition of Hard Rock Solutions, Inc. was effected on January 1, 2013 for the pro forma combined and consolidated statements of operations for the year ended December 31, 2013.

The unaudited pro forma combined and consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined and consolidated financial position or combined and consolidated results of operations of SD Company, Inc. that would have been reported had the acquisition occurred on the dates indicated, nor do they represent a forecast of the combined and consolidated financial position of SD Company, Inc. at any future date or the combined and consolidated results of operations of SD Company, Inc. for any future period.

The acquisition of Hard Rock Solutions, Inc. is being accounted for using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based on a third party valuation of the fair values of assets acquired and liabilities assumed.

The unaudited pro forma combined and consolidated financial statements, including the notes thereto, should be read in conjunction with (a) the historical combined and consolidated financial statements, including the notes thereto, and other information of SD Company, Inc. for the year ended December 31, 2013, of Superior Drilling Products, LLC et. al. for the year ended December 31, 2013, each included elsewhere in this prospectus, and (b) the historical financial statements of Hard Rock Solutions, Inc. for the year ended December 31, 2013 included elsewhere in this prospectus.

SD Company, Inc.
Unaudited Pro Forma Combined and Consolidated Balance Sheets
As of December 31, 2013

	Superior Drilling	Hard Rock Solutions, Inc.	Acquisition Adjustment(1)	AJE	Public Offering Adjustments	As Adjusted
Assets
Current assets:
Cash	$11,256	$2,755,065	$(2,755,065)	2	$1,182,456	$13,917,079
				8	12,723,367
Accounts receivable	2,978,666	1,031,833	(157,863)			2,820,803
			(1,031,833)
Prepaid expenses	182,530	13,256				195,786
Other current assets	157,066	—	(32,439)			124,627
Total current assets	3,329,518	3,800,154				17,058,295
Property, plant and equipment, net	15,048,871	1,237,701				16,286,572
Real estate investments	2,187,926	—		3	(2,187,926)	—
Intangible assets
Developed technology	—	—	7,000,000			7,000,000
Customer contracts and relationships	—	—	6,500,000			6,500,000
Trade names and trademarks	—	—	1,300,000			1,300,000
Goodwill	—	—	7,593,000			7,593,000
Total intangible assets	—	—				22,393,000
Note receivable	—	—	—	8	3,866,000	3,866,000
Other assets	194,935	92,977	(92,977)	2	38,505	143,440
				8	(90,000)
Total assets	$20,761,250	$5,130,832				$59,747,307
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$445,947	$77,073	(77,073)			$445,947
Accrued expenses	277,579	224,444	(224,444)			277,579
Income taxes payable	—	572,285	(572,285)			—
Current portion of capital lease obligation	258,235	—	—		—	258,235
Current portion of guaranteed debt obligation	4,395,637	—		8	(4,395,637)	—
Current portion of long-term debt	3,316,578	—	16,144,000	2	760,007	5,024,759
				8	(15,195,826)
Total current liabilities	8,693,976	873,802				6,006,520
Other liabilities	—	94,077	(94,077)			—
Deferred tax liability	—	266,593	(266,593)	4	2,904,539	2,904,539
Capital lease obligation	871,252	—				871,252
Long-term debt	10,939,216	—	7,500,000			18,439,216
Total liabilities	20,504,444	1,234,472				28,221,527
Stockholders' equity (deficit)
Common stock	1	—		8	18,618	18,619
Additional paid-in capital	256,806	1,990	(192,335)	2	1,980,968	31,507,161
				3	(2,187,926)
				4	(2,904,539)
				8	34,552,197
Stock subscription receivable	(1)	—		8	1	—
Retained earnings	—	3,894,370	(3,894,370)			—
Total stockholders' equity (deficit)	256,806	3,896,360				31,525,780
Total liabilities and owners' equity (deficit)	$20,761,250	$5,130,832				$59,747,307

The accompanying notes are an integral part of these unaudited combined and consolidated pro forma financial statements

SD Company, Inc.

Unaudited Pro Forma Combined and Consolidated Statements of Operations
For the Year Ended December 31, 2013

	Superior Drilling	Hard Rock Solutions, Inc.	Acquisition Adjustment(1)	AJE	Offering Adjustments	As Adjusted
Revenues:
Remanufacturing	$8,678,172	$—	$(414,192)		$—	$8,263,980
Manufacturing	1,558,413	—	(667,430)			890,983
Tool Rental	—	8,478,346				8,478,346
Reamer royalties	1,686,384	—	(1,686,384)			—
Total revenues	11,922,969	8,478,346				17,633,309
Costs of goods sold:
Cost of remanufacturing	2,851,707	—				2,851,707
Cost of manufacturing	2,003,336	—	(313,457)			1,689,879
Tool costs	—	767,496	(414,192)			353,304
Commissions	—	1,489,754	(1,489,754)			—
Depreciation and amortization expense	1,207,288	513,444	2,444,444			4,165,176
Total costs of goods sold	6,062,331	2,770,694				9,060,066
Gross profit	5,860,638	5,707,652				8,573,243
Expenses:
General and administrative	2,168,350	2,501,398		6	900,000	5,569,748
Total expenses	2,168,350	2,501,398				5,569,748
Operating income	3,692,288	3,206,254				3,003,495
Other income (expenses):
Rental income	344,472	—				344,472
Other income	129,840	7,288				137,128
Gain (loss) on sale of property, plant and equipment	(54,205)	103,317				49,112
Interest expense	(786,140)	(14,651)		2	(100,000)	(3,381,759)
				5	(500,000)
				8	(1,980,968)
Change in guaranteed debt obligation	341,895	—				341,895
Total other income (expenses)	(24,138)	95,954				(2,509,152)
Income before income tax expense	3,668,150	3,302,208				494,343
Income tax expense (benefit)	—	43,959		7	(228,349)	(184,390)
Net income	$3,668,150	$3,346,167				$309,953
Earnings per share: basic and diluted						$0.02
Shares outstanding						16,498,249

The accompanying notes are an integral part of these unaudited combined and consolidated pro forma financial statements

SD Company, Inc.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements

Note 1 — Pro Forma Adjustments

1.	The HRSI acquisition is being treated as a business acquisition since the Company is acquiring substantially all the operating assets of HRSI. The pro forma balance sheet impact represents the pro forma adjustment to record the HRSI acquired assets at fair value, eliminate HRSI assets and liabilities excluded from the acquisition, and to record the related $12 million due upon closing of the acquisition and the $12.5 million promissory note. The majority of the purchase price was assign to intangible assets, which consist of developed technology, customer contracts and relationships, trade names and goodwill. The intangible assets will be amortized over the following lives:

Intangible Assets	Live
Developed technology	7 Years
Customer contracts and relationships	5 Years
Trade names and trademarks	9 Years

Consideration paid consists of $12.5 million due at closing and a $12.5 million seller’s note. For purposes of the pro forma balance sheet, the cash consideration is treated as current liability until funded at the closing of the offering. The fair value of the seller’s note was determined to be $11,143,457 which is less than the face value due to a below-market interest rate based on the JP Morgan Chase Bank, N.A. annual prime rate, or 4% per annum as of December 31, 2013. Fair value was estimated based on the present value of future cash flows at a market-assumed rate.

The fair value of the assets acquired and the seller’s note was established based on preliminary work of the Company and a third-party valuation expert. The values of the assets and debt are subject to adjustment upon completion of the valuation report.

Hard Rock Solutions Inc. Acquisition
Property, plant and equipment	$1,237,701
Prepaid expenses	13,256
Intangible assets
Developed technology	7,000,000
Customer contracts and relationships	6,500,000
Trade names and trademarks	1,300,000
Goodwill	7,593,000
Total intangible assets	22,393,000
$23,643,957
Cash paid at closing	$12,500,000
Note payable	12,500,000
Discount on note payable	(1,356,043)
$23,643,957

Based on the estimated fair value of the intangible assets and their useful lives, the pro forma amortization expense for the year ended December 31, 2013 was $2,444,444.

Prior to the acquisition, the Company received revenue from HRSI for manufacturing and repairing the reamers and from the reamer royalty income upon rental of the tool. The remaining pro forma adjustments eliminate the activity between the Company and HRSI. The difference between the Company's reamer royalty and HRSI's commission expense is caused by differences in revenue recognition methods between the companies. HRSI records revenue and the associated commission expense when the rental tools are rented. However, the Company is not entitled to and does not record

SD Company, Inc.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements

Note 1 — Pro Forma Adjustments  – (continued)

the reamer royalty until HRSI receives payments from their customers for the rental tools, which is when payment is contractually due to the Company from HRSI. Therefore, the revenue and expenses will not equate.

2.	Represents the pro forma adjustment to record the consummation of a bridge loan of $2,000,000 and the related interest expense. The loan bears interest at 5% per annum. Proceeds were used to repay existing debt of $779,039 and debt issuance costs of $38,505. This bridge loan will automatically convert into shares of common stock upon the closing of the offering at 70% of the initial public offering price. Additionally, the Company issued an equivalent number of warrants to the maker of the bridge loan. The warrants have a term of 4 years from the date of the offering and an exercise price equal to 100% of the initial public offering price. The total value of the beneficial conversion feature and warrants at grant date was estimated to be $1,980,968 using the Black-Scholes model and was recorded as a discount to the bridge loan. The assumptions used to value the beneficial conversion feature were as follows: unit price – $6.00, Exercise price – $4.20, term – 6 months, volatility – 47.32% and discount rate of 0.09%. The assumptions used to value the warrants were as follows: unit price – $6.00, Exercise price – $6.00, term – 4 years, volatility – 47.32% and discount rate of 0.69%.

The following table calculates the net bridge loan recorded in the pro forma balance sheet:

Bridge loan proceeds	$2,000,000
Less fair value of:
Beneficial conversion feature	(916,029)
Warrants	(1,064,939)
Bridge loan, net of discount	19,032
Repayment of long-term debt	(779,039)
Net pro forma balance sheet impact	$(760,007)
3.	Represents the pro forma adjustment to record the distribution of the real estate investments to the existing owners upon completion of the reorganization of the combining companies into SD Company, Inc. The Company has not utilized the real estate in the historical operations of the business, nor do they have any current plans to use the real estate in the ongoing operation of the business.
4.	Represents the pro forma adjustment to record the deferred tax liability that is created in the conversion of the companies from limited liability corporations into a C Corporation and the temporary differences between book and tax that it creates. Deferred tax liabilities are measured using the tax rate in effect for the year in which those temporary differences are expected to be recovered or settled. The tax effects of temporary differences that gave rise to the deferred tax liability at December 31, 2013 were generated by differences in depreciation methods for property, plant and equipment and change in guaranteed debt obligation.
5.	Represents the pro forma adjustment to record the interest expense for the $12,500,000 promissory note issued for the purchase of Hard Rock Solutions, Inc. for the year ended December 31, 2013. This note carries an interest rate at the JP Morgan Chase Bank, N.A. annual prime rate, or 4% per annum as of December 31, 2013. A change of 1/8 percent in the interest rate will cause an effect on income of $15,625 per year.
6.	Represents the pro forma adjustment to record the combined salaries of $900,000 per year for Troy and Annette Meier in accordance with their employment agreements that they will receive upon completion of the reorganization into SD Company, Inc. Historical operations of the Company do not include a salary for either individual. This is the primary reason for the general and administrative expense increase of $675,000 reflected in the pro forma financial statements.

SD Company, Inc.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements

Note 1 — Pro Forma Adjustments  – (continued)

7.	Superior and Hard Rock have elected to be treated as flow through entities for federal and state income tax purposes. No federal or state income tax provision has been included in the historical results. Amount represents the pro forma adjustment to record the income tax expense based on their statutory rates of 34% for federal and 5% for the state of Utah on the pro forma net income for the year ended December 31, 2013.
8.	To record the shares issued and proceeds through the firm commitment offering at the assumed midpoint of $6.00 per share, less estimated offering costs. The net proceeds will be used to repay certain Company loans, purchase the Tronco Note and repay certain personal loans of Troy and Annette Meier. The remaining proceeds will be used for general corporate purposes. The acquisition of the Tronco Note results in the elimination of the $4,395,637 guaranteed debt obligation and recognizes a note receivable at the estimated fair value of $3,866,000. Offering costs were estimated at 10% of gross proceeds plus the $90,000 of deferred IPO costs included in other assets.

Weighted average shares used for basic and diluted earnings per share is based on an estimated total of 18,618,810 shares outstanding after the initial public offering consisting of: (a) 11,442,619 shares collectively held by Meier Family Holding Company, LLC and Meier Management Company, LLC after completion of the reorganization, (b) an estimated 6,700,000 shares to be issued through the public offering, and (c) an estimated 476,191 shares based on an offering price of $6.00 per share to be issued upon automatic conversion of the bridge loan at closing. The warrants to be issued upon the offering are considered anti-dilutive and are therefore excluded from EPS. There were no other share equivalents for inclusion to consider in diluted EPS.

The shares issued for general corporate purposes are excluded from the denominator in calculating pro forma EPS. The excluded shares were estimated by deducting the shares utilized to fund the $12.5 million cash portion of the Hard Rock acquisition, the $8.3 million Tronco Loan acquisition, and repay $2.0 million of other outstanding loans owed by a Meier related entities from the estimated 6,700,000 shares to be issued upon closing.

The following summarizes the calculation of the pro forma weighted shares outstanding:

Common stock issued to founders upon reorganization	11,442,619
Common stock offered to the public	6,700,000
Common stock issued upon conversion of the bridge loan	476,191
Total common stock issued and outstanding upon completion of offering	18,618,810
Less: common stock issued for general corporate purposes	(2,120,561)
Pro forma weighted average outstanding shares	16,498,249

You should rely only on the information contained in this prospectus or in any free writing prospectus SD Holdings, Inc. may authorize to be delivered to you.

Until            , 2014 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in the Shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

     Shares

SD Company, Inc.

Common Stock

PROSPECTUS
            , 2014

ROTH CAPITAL PARTNERS

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$4,444
FINRA filing fee	$7,350
NYSE MKT Listing Fee	$75,000
Accountants’ fees and expenses	$400,000
Legal fees and expenses	$125,000
Printing and engraving expenses	$30,000
Transfer agent fee	$199
Miscellaneous	$10,000
TOTAL	$651,993

Item 14. Indemnification of Directors and Officers

Article 11 of the Company’s Articles of Incorporation authorizes the Company to indemnify its directors to the fullest extent permitted by the Utah Revised Business Corporation Act through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors.

In accordance with such authorization, Section 11.1 of the Company’s Bylaws (“Bylaws”) requires indemnification, to the fullest extent permitted by applicable law, of any person who is or has served as a director or officer of the Company, as well as any person who, while serving as a director or officer of the Company, served at the request of the Company as a director, officer, employee or agent of another entity, against expenses reasonably incurred because such person was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative.

Notwithstanding these indemnification obligations, Section 11.2 of the Bylaws states that no indemnification will be provided (a) to the extent that such indemnification would be prohibited by the Utah Revised Business Corporation Act or other applicable law as then in effect, or (b) except with respect to proceedings seeking to enforce rights to indemnification, to any director or officer seeking indemnification in connection with a proceeding initiated by such person unless such proceeding was authorized by the Board of Directors.

Section 11.3 of the Bylaws also provides that expenses incurred in defending any proceeding in advance of its final disposition shall be advanced by the Company to the director or officer upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company, except where the Board of Directors adopts a resolution expressly disapproving such advancement.

Section 11.4 of the Bylaws also authorizes the Board to indemnify and advance expenses to employees and agents of the Company on the same terms and with the same scope and effect as the provisions thereof with respect to the indemnification and advancement of expenses to directors and officers.

Item 15. Recent Sales of Unregistered Securities

There have been no sales or other transfers of any of our, or our subsidiaries’, securities since January 1, 2012, except as follows:

➢	We issued 1,000 shares of our common stock to the Initial Shareholders upon our formation in December 2013.
➢	We issued a $2 million Secured Convertible Promissory Note, dated February 24, 2014, to D4D, LLC (“Bridge Loan”), which is convertible into shares of our common stock upon completion of this offering

(a) at 70% of the price per share in this offering or, in certain circumstances, into other of our securities, and (b) a warrant to purchase shares of our common stock at an exercise price of 100% of the price per share in this offering.

Item 16. Exhibits

Number	Description
1.1 *	Form of Underwriting Agreement
2.1 *	Agreement and Plan of Reorganization, dated December 15, 2013, between Meier Management Company, LLC, Meier Family Holding Company, LLC, and SD Company, Inc.
3.1 *	Articles of Incorporation
3.2 #	Amended and Restated Articles of Incorporation
3.3 *	Bylaws with Exhibit A
3.4 #	Amended and Restated Bylaws
4.1 *	Specimen Stock Certificate
5.1 #	Opinion of Wong Fleming, P.C.
10.1 *	Form of Indemnity Agreement
10.2 *	2014 Employee Stock Incentive Plan with forms of award agreements as Exhibits.†
10.3 #	Executive Employment Agreement between SD Company, Inc. and Troy Meier, to be effective as of the closing of this offering†
10.4 #	Executive Employment Agreement between SD Company, Inc. and Annette Meier, to be effective as of the closing of this offering.†
10.5 #	Executive Employment Agreement between SD Company, Inc. and Christopher Cashion, to be effective as of the closing of this offering.†
10.6 *	Vendor Agreement between Superior Drilling Products, LLC, and Hughes Christensen, a division of Baker Hughes Oilfield Operations, Inc., dated October 28, 2013 with Exhibit A.
10.7 *	Commercial Lease, dated August 15, 2013, between Meier Properties, Series LLC, as landlord, and Baker Hughes Oilfield Operations, Inc., as tenant.
10.8 *	Acknowledgement letter, dated September 11, 2013, between Superior Drilling Products, LLC and Hard Rock Solutions, Inc., regarding the Drill N Ream commissions.
10.9 *	Membership Interest Purchase Agreement (MIPA), dated January 28, 2014, between Hard Rock Solutions, Inc., as seller, and Superior Drilling Products, LLC, as buyer, of Hard Rock Solutions, LLC, with Exhibits.
10.10*	Intellectual Property Protection Agreement (IPPA), dated January 28, 2014, between 3cReamers, LLC, Hard Rock Solutions, LLC, James D. Isenhour, and Troy Meier.
10.11*	Form of Subordinated Promissory Note from Hard Rock Solutions LLC and Superior Drilling Products LLC, as borrower, in favor of Hard Rock Solutions, Inc., as lender, to be executed upon closing of the Hard Rock acquisition.
10.12*	Form of Security and Pledge Agreement between SD Company, Inc., as debtor, in favor of Hard Rock Solutions, Inc., as secured party, to be executed upon closing of the Hard Rock acquisition with attached Schedule A.
10.13*	Form of Assignment Agreement between Superior Drilling Products, LLC and SD Company, Inc. assigning SDP’s rights under the MIPA and IPPA to SDC, to be executed in connection with the Reorganization.
10.14*	Securities Purchase Agreement, dated February 24, 2014, between SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, and D4D, LLC, as lender, for $2 million bridge loan with attached exhibits.
10.15*	Secured Convertible Promissory Note, dated February 24, 2014, in the original principal amount of $2 million, from SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, in favor of D4D, LLC, as lender, with Exhibits.

Number	Description
10.16*	Security Agreements, dated February 24, 2014, between SD Company Inc. and Superior Drilling Products, LLC, respectively, as debtors, and D4D LLC, as secured party.
10.17*	Form of Common Stock Purchase Warrant to be issued by SD Company Inc. in favor of D4D LLC upon conversion of $2 million bridge loan with attached exhibits.
10.18*	Form of Registration Rights Agreement to be entered into between SD Company Inc. and D4D, LLC upon conversion of $2 million bridge loan
10.19*	Standard Industrial/Commercial Single-Tenant Lease, dated January 17, 2014, between Superior Drilling Products of California, LLC (SDP(CA)), as lessor, and Roger Holder, as lessee, with respect to our Bakersfield facilities.
10.20*	Business Loan Agreement, dated April 2, 2012, between SDP(CA), as borrower, and US Employment Development Lending Center, LLC (USEDLC), as lender. (Bakersfield Loan 1)
10.21*	Promissory Note, dated April 2, 2012, in the original principal amount of $650,000, from SDP(CA), as borrower, in favor of USEDLC, as lender. (Bakersfield Loan 1)
10.22*	Agreement Assigning Rents, dated April 2, 2012, between SDP(CA), as borrower, and USEDLC, as lender (Bakersfield Loan 1)
10.23*	Commercial Security Agreement, dated April 2, 2012, between SDP(CA,) as grantor, and USEDLC, as secured party. (Bakersfield Loan 1)
10.24*	Commercial Guaranty(s), dated April 2, 2012, from Gilbert Troy Meier (individually), Annette Meier (individually), the Annette Deuel Meier Trust, and the Gilbert Troy Meier Trust, as the guarantors, respectively, in favor of USEDLC, as lender. (Bakersfield Loan 1)
10.25*	Business Loan Agreement, dated April 2, 2012, between Superior Drilling Products of California, LLC, as borrower, and USEDLC as lender. (Bakersfield Loan 2)
10.26*	Promissory Note, dated April 2, 2012, in the original principal amount of $461,500, from SDP(CA), as borrower, in favor of USEDLC, as lender. (Bakersfield Loan 2)
10.27*	Commercial Security Agreement, dated April 2, 2012, between SDP(CA), as grantor, and USEDLC, as secured party. (Bakersfield Loan 2)
10.28*	SBA First Lien Position 504 Loan Pool Guarantee Agreement, dated April 2, 2012. (Bakersfield Loan 2)
10.29*	Agreement Assigning Rents, dated April 2, 2012 between SDP(CA), as borrower and USEDLC, as lender. (Bakersfield Loan 2)
10.30#	Commercial Guaranty(s), dated April 2, 2012, from Gilbert Troy Meier (individually), Annette Meier (individually), the Annette Deuel Meier Trust, and the Gilbert Troy Meier Trust, respectively, as the guarantors, to USEDLC, as lender. (Bakersfield Loan 2)
10.31*	Construction Loan Agreement, dated May 11, 2012, between SDP(CA), as borrower, and USEDLC, as lender. (Bakersfield Loan 3)
10.32*	Promissory Note, dated May 11, 2012, from SDP(CA), as borrower, in favor of USEDLC, as lender, in the original principal amount of $1,350,000. (Bakersfield Loan 3)
10.33*	Guaranty of Completion and Performance, dated May 11, 2012, between SPD(CA), as borrower, USEDLC, as lender and Superior Drilling Products, LLC, Annette Meier and Gilbert Troy Meier, as guarantors. (Bakersfield Loan 3)
10.34*	Agreement Assigning Rents between SDP(CA), as borrower, and USEDLC, as lender, dated May 11, 2012. (Bakersfield Loan 3)
10.35*	Loan Agreement, dated July 3, 2012, between Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 1)
10.36*	Term Note, dated July 3, 2012, from Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $240,000. (Proficio Loan 1) with attached exhibits

Number	Description
10.37*	Deed of Trust, Security Agreement and Assignment of Leases and Rents, dated July 3, 2012, from Meier Properties, Series LLC, as grantor, to Proficio Bank, as trustee, and Proficio Bank, as beneficiary. (Proficio Loan 1)
10.38*	Loan Agreement(s), dated December 30, 2013, between Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, respectively, and Proficio Bank, as lender. (Proficio Loan 2)
10.39*	U.S. Small Business Administration Note, dated December 30, 2013, from Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, in favor of Proficio Bank, as lender, in the original principal amount of $627,000. (Proficio Loan 2)
10.40*	Unconditional Guaranty(s) from each of Gilbert Troy Meier, Annette D. Meier, the Gilbert Troy Meier Trust, the Annette Deuel Meier Trust, and Meier Family Holding Company, guarantor(s), respectively, to Proficio Bank, as lender, each dated December 30, 2013. (Proficio Loan 2)
10.41*	Loan Agreement dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 3)
10.42*	Term Note, dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $592,000. (Proficio Loan 3)
10.43*	Third Amendment to Loan Agreement (dated December 18, 2013), Second Amendment to Loan Agreement (dated June 15, 2009), First Amendment to Loan Agreement (dated December 10, 2007), and original Loan Agreement (dated August 10, 2007), between Tronco Energy Corporation, as borrower, Philco Exploration, LLC, as subsidiary, and Fortuna Asset Management LLC (and its assignee ACF Property Management, Inc. for the amendments). (Tronco Loan)
10.44*	Second Amended and Restated Promissory Note, dated January 1, 2014, between Tronco Energy Corporation, as borrower, and ACF Property Management Inc. as lender (assignee from Fortuna Asset Management LLC). (Tronco Loan)
10.45*	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Family Holding Company, LLC, with respect to 95% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan)
10.46*	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Management Company, LLC, with respect to 5% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan)
10.47*	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc., as secured party; and Owner Consent to Pledge from Meier Management Company, with respect to 100% of the limited liability company interests in Superior Design and Fabrication, LLC, each dated December 18, 2013. (Tronco Loan)
10.48*	Guaranty(s) from Gilbert Troy Meier Trust (dated August 10, 2009), and from Superior Drilling Products, LLC and Superior Design and Fabrication, LLC (dated December 18th, 2013), in favor of ACF Property Management, Inc., as lender. (Tronco Loan)
10.49*	Loan Purchase Agreement between ACF Property Management Inc., as lender and seller, SD Company Inc., as buyer, and Tronco Energy Corporation, as borrower, dated January 1, 2014. (Tronco Loan)
10.50#	Loan Agreement, dated April 3, 2012, between Meier Properties Series LLC and Superior Auto Body & Paint LLC (SABP) as co-borrowers, and Mountain West Small Business Finance, as lender. (SABP Loan 1)
Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender.
Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender.

Number	Description
10.51*	Promissory Note dated March 19, 2012, from Superior Auto Body and Paint LLC,as borrower, in favor of Mountain America Credit Union in the amount of $1,698,005.00
10.52*	Loan Agreement, dated May 25, 2012, between Meier Properties Series LLC and SABP, as co-borrowers and Mountain West Small Business Finance, as lender. (SABP Loan 2)
10.53*	U.S. Small Business Administration Note, dated May 25, 2012, between Meier Properties, Series LLC, as debtor, SABP, as operating company, and Mountain West Small Business Finance, as lender, in the original principal amount of $1,159,000.00 (SABP Loan 2)
10.54*	Security Agreement(s), dated May 25, 2012, between each of Meier Properties, Series LLC and SABP, as debtor(s), and Mountain West Small Business Finance, as lender. (SABP Loan 2)
10.55*	Continuing Guaranty, dated May 20, 2011, by Superior Drilling Products , as guarantor, to Mountain America Federal Credit Union, as lender. (SABP Loans 1 and 2)
10.56*	Lease, dated May 25, 2012, between Meier Properties, Series LLC, as lessor, and SABP, as lessee.
21.1 *	Subsidiaries of the Registrant
23.1 #	Consent of Wong Fleming, P.C. (included in Exhibit 5.1)
23.2 *	Consent of Hein & Associates, LLP
24.1 *	Power of Attorney
99.1 *	Consent of Director Nominee – Terrance Cryan
99.2 *	Consent of Director Nominee – Robert Iverson

*	Filed with this Form S-1 Registration Statement.
#	To be filed by Amendment to this Form S-1 Registration Statement
†	Indicates a management contract or compensatory plan, contract or arrangement.

Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the Registrant’s payment of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

➢	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
➢	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
➢	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
➢	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, SD COMPANY, INC., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vernal, Utah, on April 4, 2014.

SD COMPANY, INC.

By:	/s/ G. Troy Meier G. Troy Meier, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on April 4, 2014.

Signature	Title
/s/ G. Troy Meier G. Troy Meier	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Annette Meier Annette Meier	President and Director
/s/ Christopher Cashion Christopher Cashion	Chief Financial Officer (Principal Financial and Accounting Officer)